     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 1998

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              R.H. DONNELLEY INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                  2741                                 36-2467635
      (STATE OR JURISDICTION OF              (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NO.)

                           R.H. DONNELLEY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                  2741                                 13-270040
      (STATE OR JURISDICTION OF              (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NO.)

                            ONE MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 933-6400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              STEPHEN B. WIZNITZER
                              R.H. DONNELLEY INC.
                            ONE MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 933-6400
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:
                                JULIA K. COWLES
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 450-4000
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

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                                          AMOUNT                 PROPOSED                PROPOSED                AMOUNT OF
     TITLE OF EACH CLASS OF                TO BE             MAXIMUM OFFERING        MAXIMUM AGGREGATE         REGISTRATION
 SECURITIES TO BE REGISTERED(1)        REGISTERED(1)          PRICE PER UNIT         OFFERING PRICE(2)              FEE
---------------------------------------------------------------------------------------------------------------------------------
9 1/8% Senior Subordinated Notes
  due 2008 of R.H. Donnelley Inc.
  ("Notes")......................      $150,000,000                100%                $150,000,000               $44,250
Guarantee of the Notes by R.H.
  Donnelley Corporation
  ("Guarantee")(3)...............
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee.
(2) Calculated pursuant to Rule 457(f).
(3) No separate consideration will be received for the Guarantee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION STATEMENT OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

JULY [  ], 1998

                               OFFER TO EXCHANGE
                   9 1/8% SENIOR SUBORDINATED NOTES DUE 2008
                          FOR ANY AND ALL OUTSTANDING
                   9 1/8% SENIOR SUBORDINATED NOTES DUE 2008
                                       OF

                              R.H. DONNELLEY INC.
          FULLY AND UNCONDITIONALLY GUARANTEED AS SET FORTH HEREIN BY

                           R.H. DONNELLEY CORPORATION
                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
       NEW YORK CITY TIME, ON [                  ], 1998, UNLESS EXTENDED
                            ------------------------

     R.H. Donnelley Inc. ("Donnelley") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange $1,000 principal amount of 9 1/8% Senior Subordinated Notes due 2008 (the "Exchange Notes") of Donnelley for each $1,000 principal amount of the issued and outstanding 9 1/8% Senior Subordinated Notes due 2008 (the "Old Notes," and together with the Exchange Notes, the "Notes") of Donnelley. As of the date of this Prospectus there were outstanding $150,000,000 principal amount of Old Notes. The terms of the Exchange Notes are identical in all material respects to the Old Notes except that the offer of the Exchange Notes will have been registered under the Securities Act of 1933, as amended (the "Securities Act") and, therefore, the Exchange Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damage provisions applicable to the Old Notes.

     Cash interest will be payable semi-annually on June 1 and December 1 of each year, commencing December 1, 1998. See "Description of Notes." No interest will have accrued on the Old Notes on the date of exchange for the Exchange Notes and therefore no interest will be paid thereon. In addition, at any time prior to June 1, 2001, up to 35% of the original aggregate principal amount of the Notes will be redeemable at the option of Donnelley at a redemption price equal to 109.125% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, out of the proceeds of Equity Offerings (as defined) of Donnelley or of R.H. Donnelley Corporation ("Donnelley Corp"). In addition, upon a Change of Control (as defined), Donnelley will be required to offer to repurchase the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

     The Notes will be general unsecured obligations of Donnelley and will be subordinated in right of payment to all existing and future Senior Debt (as defined), will rank pari passu with all future senior subordinated debt of Donnelley and will rank senior in right of payment to all of Donnelley's future subordinated debt. The Notes will be guaranteed on a senior subordinated basis by Donnelley Corp. and any future Restricted Subsidiaries (as defined) of Donnelley. Donnelley has an aggregate of approximately $350 million of Senior Debt represented by borrowings under the New Credit Facility (as defined). In addition, Donnelley has an additional $50 million of unused capacity available under the revolving credit portion of the New Credit Facility. The New Credit Facility will be secured by substantially all the assets and the capital stock of Donnelley and will be guaranteed by Donnelley Corp. See "Capitalization", "Description of New Credit Facility" and "Description of Notes".
                                                        (continued on next page)

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS PRIOR TO TENDERING THEIR OLD NOTES IN THE EXCHANGE OFFER.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

(continued from cover)

     The Exchange Notes are being offered hereunder in order to satisfy certain obligations of Donnelley under the Exchange and Registration Rights Agreement, dated as of June 5, 1998, among Donnelley and the other signatories thereto (the "Registration Rights Agreement"). Based upon interpretations contained in letters issued to third parties by the staff of the Securities and Exchange Commission (the "Commission"), Donnelley believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by each holder thereof (other than a broker-dealer, as set forth below, and any such holder which is an "affiliate" of Donnelley within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Each holder wishing to accept the Exchange Offer must represent to Donnelley in the Letter of Transmittal that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Donnelley has agreed that, for a period of 180 days after the Expiration Date (as defined herein) or such time as such broker-dealers no longer own any Registrable Notes (as defined in the Registration Rights Agreement), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     Donnelley will not receive any proceeds from the Exchange Offer. All of the Company's expenses incident to the Exchange Offer will be reimbursed by New D&B (as defined). Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. In the event Donnelley terminates the Exchange Offer and does not accept for exchange any Old Notes, Donnelley will promptly return all previously tendered Old Notes to the holders thereof. See "The Exchange Offer."

     Prior to this Exchange Offer, there has been no public market for the Exchange Notes. Donnelley does not currently intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active public market for the Exchange Notes will develop.

                                  MARKET DATA

     Market data and competitive position data used throughout this Prospectus are approximations based on internal research of the Company or surveys or studies conducted by National Yellow Pages Monitor, Simba Information Inc. (appearing in its Yellow Pages Market Forecast, 1998) and other third parties. Donnelley has not independently verified market data and competitive position data provided by third parties or industry or general publications, and, accordingly, no assurance can be given that any of such data is accurate. Similarly, internal research of the Company, while believed by Donnelley to be accurate and reliable, has not been verified by any independent sources.

     No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to it date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                           FORWARD LOOKING STATEMENTS

     The statements contained in this Prospectus that are not historical facts are "forward-looking" statements, which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In addition, from time to time Donnelley Corp., the Company or the representatives of either have made or may make forward-looking statements, orally or in writing.

     Management wishes to caution the reader that these forward-looking statements, such as the statements regarding the Company's ability to grow its business in the markets in which it currently operates, the opportunities for expansion in new markets from outsourcing by local telephone companies and from cross-selling other advertising media, Donnelley's ability to capitalize on its new publishing center in Raleigh, North Carolina, its relationship with Donnelley Corp. following the Distribution (as defined), the Company's anticipated future operating performance, capital expenditures and financing sources, litigation and other statements contained in this Prospectus regarding matters that are not historical facts, involve predictions. No assurance can be given that the future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing the Company. Such risks and uncertainties include, but are not limited to, the extent to which local telephone companies will outsource their yellow pages sales and publishing, Donnelley's ability to service the indebtedness it will incur in connection with the Distribution and comply with the covenants contained in the Indenture (as defined) and the New Credit Facility, Donnelley's maintenance of its relationships with local telephone companies with which it has entered into partnership, sales agency agreements and other contracts, Donnelley's exposure to potential contingent liabilities, the outcome of pending litigation, increased competition from competitors or other advertising media, changing technology, changes in the yellow pages industry and the Company's markets, Donnelley's ability to timely and cost-effectively resolve issues associated with the year 2000, Donnelley's ability to obtain future financing on satisfactory terms, the final allocation of assets and liabilities in connection with the Distribution as well as regulatory, legislative and judicial developments that could cause actual results to vary materially from future results indicated, expressed or implied, in such forward-looking statements. See "Risk Factors."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the financial statements and notes thereto, appearing elsewhere in this Prospectus. Unless otherwise stated in this Prospectus, references to (i) "Donnelley" shall mean R.H. Donnelley Inc., (ii) the "Company" shall mean Donnelley, together with the partnerships in which it holds an equity interest,
(iii) the "Parent Company" shall mean, prior to the Distribution Date (as defined), The Dun & Bradstreet Corporation, (iv) "Donnelley Corp." shall mean, as of and after the Distribution Date and a name change of such entity, R.H. Donnelley Corporation and (v) "New D&B" shall mean, prior to the Distribution Date, The New Dun & Bradstreet Corporation and as of and after the Distribution Date and a name change of such entity, The Dun & Bradstreet Corporation. On July 14, 1998, Donnelley Corp.'s Board of Directors approved a reverse one-for-five stock split of its common stock subject to approval by its shareholders to be sought at a special meeting of shareholders. The share and per share information provided herein has not been adjusted to reflect such reverse stock split.

                                  THE COMPANY

     The Company is the largest independent marketer of yellow pages advertising in the United States. The Company sold over $1 billion of advertising in 1997 and is the leader in all of its major markets. Donnelley is also a leading provider of pre-press publishing services for yellow pages directories (including a majority of the directories for which it sells advertising). In operation since 1886, the Company provides services for over 300 directories, including providing advertising sales for over 270 directories in 13 states which collectively had a total circulation of approximately 30 million in 1997. The Company has a diversified customer base of approximately 500,000 businesses, many of which rely on yellow pages directories as their principal or sole form of advertising. Over the past three years, the Company achieved average advertising sales renewal rates ranging from 100% to 90% in its major markets.

     Donnelley is strategically aligned on a long-term basis with the established, leading telephone service provider (the incumbent telephone company) in each of its major markets, which include Illinois (including Chicago), New York State (including New York City), Nevada (primarily Las Vegas) and Florida (including Tallahassee and Orlando). The Company provides yellow pages advertising marketing and sales in these markets through long-term contractual agreements with subsidiaries of these incumbent telephone companies, which are Ameritech Corporation ("Ameritech"), Bell Atlantic Corporation ("Bell Atlantic") and Sprint Corporation ("Sprint"). Donnelley has a partnership ("DonTech") with no expiration date with a subsidiary of Ameritech and long-term contracts with subsidiaries of Sprint and Bell Atlantic which extend through 2004 and 2005, respectively. These relationships allow the incumbent telephone companies to gain the benefits of Donnelley's long-term presence in its markets, yellow pages marketing and publishing expertise, established infrastructure and performance-focused, non-union sales force. The Company benefits from its relationship with the incumbent telephone company's yellow pages directories, which are the leading directories in terms of numbers of advertisers, utilization and distribution in the majority of the Company's markets.

     Management believes that Donnelley's competitive strengths and business strategy position it to take advantage of significant business opportunities and anticipated industry trends, including (i) opportunities for yellow pages advertising sales growth within the Company's existing markets, (ii) the potential outsourcing of yellow pages operations by local telephone companies (including those companies with which Donnelley is currently affiliated) in new markets and (iii) the increasing use of the yellow pages sales channel across other advertising media (such as yellow pages advertising on cable television and the Internet). Management has completed several actions that it believes will position the Company for these future growth opportunities and improve earnings stability, including the completion of the new publishing center in Raleigh, North Carolina, the restructuring of the DonTech relationship with Ameritech and the rescheduling of related directories, and the sale of the majority of Donnelley's proprietary yellow pages operations.

COMPETITIVE STRENGTHS

     Donnelley believes that it has been able to maintain long-term telephone company relationships through the quality of its sales force and marketing techniques and its advanced technology and product innovation. Based on these attributes and its extensive yellow pages expertise, Donnelley has been able to successfully manage significant strategic relationships with incumbent telephone companies and complex systems integration issues inherent in its business. Donnelley believes that it has a strong competitive advantage in each of its markets primarily due to the following:

     Largest Independent Marketer of Yellow Pages Advertising. In 1997, the Company sold over $1 billion of yellow pages advertising, accounting for approximately 9% of the $11.4 billion of yellow pages advertising sold in the U.S. All other independent marketers of yellow pages advertising combined accounted for only 7% of total U.S. yellow pages advertising sales. Donnelley's market leadership position, scale of operations and long-standing relationships with incumbent telephone companies uniquely position it to capitalize on future growth opportunities by expanding its current relationships into new markets, developing new relationships and capturing potential yellow pages outsourcing opportunities.

     High Rates of Advertising Sales Renewal. The Company has achieved high and stable advertising sales renewal rates, with three-year averages of approximately 91% overall, including 92% in Chicago, 90% in New York City, 100% in Las Vegas and 90% in Orlando. For many businesses, yellow pages directory advertising is their principal or sole form of advertising due to its relatively low cost, widespread distribution, lasting presence and high consumer usage. These positive features are especially present in an incumbent telephone company's directories, which are frequently a company's first choice for advertising. Donnelley is affiliated with the incumbent local telephone company in each of its major markets.

     Leading Directory Market Shares. In each of the Company's major markets, the directory with which the Company is affiliated has a commanding market share, based on directory usage. These markets include Chicago (with a 98% market share in 1996, the latest date for which data is available), New York City (97% in 1997) and Las Vegas (95%), as well as Donnelley's markets in New York State (90%) and other regions. Management believes that these directories will continue to enjoy a leading market share because of their affiliation with incumbent telephone companies and high-quality, and the Company's established relationships with advertisers and economies of scale. Management also believes that these directories are utilized more than any other directories by both residential and business consumers in its major markets.

     Stable Underlying Business Fundamentals. Donnelley's advertising sales and profitability are derived primarily from yellow pages advertising sales pursuant to long-term contractual relationships with subsidiaries of several of the country's largest local telephone service providers. Its relationships with Ameritech, Bell Atlantic and Sprint began in 1908, 1909 and 1980, respectively. Furthermore, the Company's business is characterized by a high level of recurring advertising sales, leading market share positions and the geographic and industry diversification of its over 500,000 advertisers. Management believes that these underlying business fundamentals, in combination with Donnelley's predictable cost structure and capital expenditure requirements, provide Donnelley with a solid base from which to grow.

     Experienced Management Team. Donnelley has assembled a strong and experienced management team at both the corporate and operating levels. Donnelley's management is responsible for the Company's long-term relationships with incumbent telephone companies and its market leadership position. In addition, Donnelley's account managers average over 12 years of experience in the yellow pages industry.

BUSINESS STRATEGY

     The Company has identified its major sources of potential growth and has developed a business strategy to capitalize on these opportunities. Principal elements of the Company's business strategy include:

     Grow the Core Business in Existing Markets. The Company has developed specialized sales and marketing techniques and infrastructure in order to increase advertising sales. The Company leverages sophisticated information systems, access to the local telephone company's extensive telephone subscriber databases and its experienced sales management team in order to (i) better identify, segment and prioritize profitable sales opportunities, (ii) ensure continuity with existing customers, (iii) identify the most cost-effective customer contact method (e.g., mail, telephone or on-site visits) and (iv) assign industry specialists, who offer customized products and services, to certain high-potential accounts. Furthermore, the Company attempts to increase advertisements and revenue per customer by (i) encouraging the use of larger advertisements, specialized type face and other graphic features, including color, (ii) increasing the number of headings in directories and (iii) providing advertising sales for regional, neighborhood, bilingual and foreign language directories that complement directories with greater geographic coverage.

     Capture Potential Outsourcing Opportunities in New Markets. Management anticipates that local telephone service providers, which accounted for 84% of total U.S. yellow pages advertising sales in 1997, will outsource an increasing amount of their non-core business, including yellow pages advertising sales and publishing. Management believes that Donnelley is well positioned to leverage certain of its existing strategic relationships into new markets and to capture other potential outsourcing opportunities due to (i) Donnelley's extensive experience and proven track record of success, (ii) its ability to provide a cost-effective, integrated yellow pages advertising and publishing solution and
(iii) its neutral position as a non-competitor to local telephone service providers. In addition, in May 1998 Donnelley became the exclusive advertising sales agent beginning with directories published in 1999, for Bell Atlantic's 26 yellow pages directories in the greater Buffalo area, which were previously outsourced by Bell Atlantic to another third-party marketer.

     Leverage Existing Account Relationships to New Advertising Media. The Company's strategy is to provide its small to medium-sized advertisers with an integrated solution to their advertising needs. For many of these businesses, printed yellow pages advertising historically has been their principal form of advertising, and in recent years an increasing number have been seeking to expand their advertising programs. Donnelley began selling yellow pages-style advertising for airing on cable television stations in 1995 and for placement on the Internet in late 1996, and management believes that it has the opportunity to expand its core business and cross-sell these growing advertising media to its current customer base. In addition, certain local telephone companies have expressed an interest in using Donnelley's established yellow pages sales channels to market their telecommunications products and services in the current, more competitive local telephone market.

     Capitalize on New Technology and Established Infrastructure. In mid-1997, Donnelley completed its $40 million publishing center in Raleigh, North Carolina. Donnelley believes that this investment and its established infrastructure are critical to marketing its yellow pages advertising sales and publishing services to potential outsourcers. The new publishing center has enabled Donnelley to reduce publishing costs by approximately 30% and publishing cycle times by approximately 50%. The publishing center utilizes state-of-the-art digital technology to support the entire yellow pages advertising sales and publishing process on an integrated basis. Other significant yellow pages publishers (primarily telephone service providers) are making similar investments, but management believes that these publishers are at varying stages in the conversion process which Donnelley has already completed. Management also believes that smaller yellow pages publishers may decide not to undertake such a significant investment program.

                      THE DISTRIBUTION AND THE FINANCINGS

     On December 17, 1997, the Parent Company announced its intention to separate itself into two independent, publicly-traded companies by means of a pro rata tax-free distribution (the "Distribution") of all of the outstanding common shares of New D&B to holders of the common shares of the Parent Company. On June 3, 1998, the Board of Directors of the Parent Company declared the Distribution and announced that the Distribution will be effected on June 30, 1998 (such date, or such other date on which the Distribution is effected, the "Distribution Date"). Following the Distribution, Donnelley Corp.'s only remaining subsidiary is Donnelley, and each of Donnelley Corp. and New D&B are independent, publicly-traded companies.

     Prior to the Distribution, Donnelley entered into a $400 million senior secured credit facility, consisting of a revolving credit facility of $100 million (the "Revolving Facility") and term loan facilities of $300 million (the "Term Facilities" and, together with the Revolving Facility, the "New Credit Facility"), and borrowed $350 million thereunder. The New Credit Facility is secured by substantially all the assets and the capital stock of Donnelley and is guaranteed by Donnelley Corp. Net proceeds from the New Credit Facility and the Notes were dividended to the Parent Company to be used (i) to repay indebtedness of the Parent Company, primarily commercial paper, (ii) to pay costs and expenses related to the Distribution and (iii) to repay indebtedness of the Parent Company to subsidiaries which, following the Distribution, are subsidiaries of New D&B. Donnelley has $50 million of unused capacity available under the Revolving Facility. In connection with the Distribution, the Parent Company was renamed R.H. Donnelley Corporation and New D&B was renamed The Dun & Bradstreet Corporation. See "Description of New Credit Facility" and "Use of Proceeds".

     In connection with the Distribution, Donnelley Corp. and New D&B entered into certain agreements governing their relationship following the Distribution and providing for the allocation of tax, employee benefits and certain other liabilities and obligations arising from periods prior to the Distribution. See "Relationship Between Donnelley Corp. and The New Dun & Bradstreet Corporation After the Distribution".

                               THE EXCHANGE OFFER

Securities Offered............   $150,000,000 principal amount at maturity of
                                 9 1/8% Senior Subordinated Notes due 2008. The terms of the Exchange Notes and the Old Notes are identical in all material respects, except that the offer of the Exchange Notes will have been registered under the Securities Act and, therefore, the Exchange Notes will not be subject to certain transfer restrictions, registration rights and related special interest provisions applicable to the Old
                                 Notes.

The Exchange Offer............   Donnelley is offering, upon the terms and
                                 subject to the conditions of the Exchange
                                 Offer, to exchange $1,000 principal amount of Exchange Notes for each $1,000 principal amount of Old Notes. See "The Exchange Offer" for a description of the procedures for tendering Old
                                 Notes. The Exchange Offer is intended to satisfy obligations of the Company under the Exchange and Registration Rights Agreement, dated as of June 5, 1998, among Donnelley, the Parent Company and Goldman, Sachs & Co. and
                                 Chase Securities Inc. (collectively, the
                                 "Initial Purchasers").

Tenders, Expiration Date;
  Withdrawal..................   The Exchange Offer will expire at 5:00 p.m.,
                                 New York City time, on [                    ],
                                 1998, or such later date and time to which it is extended. The tender of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Any Old
                                 Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Certain Federal Income Tax
  Considerations..............   The exchange of Old Notes for Exchange Notes
                                 pursuant to the Exchange Offer will not result in any income, gain or loss to the holders or the Company for federal income tax purposes.
                                 See "Certain U.S. Federal Income Tax
                                 Considerations."

Use of Proceeds...............   There will be no proceeds to the Company from
                                 the issuance of the Exchange Notes pursuant to the Exchange Offer.

Exchange Agent................   The Bank of New York is serving as Exchange
                                 Agent in connection with the Exchange Offer.

                      CONSEQUENCES OF EXCHANGING OLD NOTES
                         PURSUANT TO THE EXCHANGE OFFER

     Based upon interpretations contained in letters issued to third parties by the staff of the Commission, the Company believes that, generally, any holder of Old Notes (other than a broker-dealer, as set forth below, and any holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges its Old Notes for Exchange Notes pursuant to the Exchange Offer may offer such Exchange Notes for resale, resell such Exchange Notes, or otherwise transfer such Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such Exchange Notes are acquired in the ordinary course of the holder's business and such holder has no arrangement or understanding with any person to participate in a distribution of such Exchange Notes. Each holder wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the Exchange Notes prior to offering or selling such Exchange Notes. The Company does not currently intend to take any action to register or qualify the Exchange Notes for resale in any such jurisdictions. If a holder of Old Notes does not exchange such Old Notes for Exchange Notes pursuant to the Exchange Offer, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of Exchange Notes could not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company. See "The Exchange
Offer -- Consequences of Failure to Exchange."

                   SUMMARY DESCRIPTION OF THE EXCHANGE NOTES

Notes Offered.................   $150,000,000 aggregate principal amount at
                                 maturity of 9 1/8% of Senior Subordinated Notes due 2008.

Maturity Date.................   June 1, 2008.

Donnelley Corp. Guarantee.....   Donnelley's payment obligations under the Notes
                                 will be guaranteed on a senior subordinated basis by Donnelley Corp. (the "Donnelley Corp.
                                 Guarantee"). The Donnelley Corp. Guarantee will be subordinated to all Donnelley Corp. Senior
                                 Debt (as defined). See "Description of Notes --
                                 General".

Interest Payment Dates........   June 1 and December 1 of each year, commencing
December 1, 1998.

Optional Redemption...........   The Notes will be redeemable, in whole or in
                                 part, at the option of Donnelley at any time on or after June 1, 2003, at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to June 1, 2001, Donnelley may, at its option and subject to certain requirements, use all or a portion of the net proceeds from one or more Equity
                                 Offerings (as defined) of Donnelley or of Donnelley Corp. to redeem, from time to time, in the aggregate up to 35% of the original aggregate principal amount of the Notes at a redemption price equal to 109.125% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date, provided that at least 65% of the original aggregate principal amount of the Notes remains outstanding after any such redemption.

Ranking.......................   The Notes will constitute general unsecured
                                 indebtedness of Donnelley, subordinated in right of payment to all existing and future
                                 Senior Debt of Donnelley. Donnelley has an aggregate of approximately $350 million principal amount of Senior Debt represented by borrowings under the New Credit Facility. In addition, Donnelley has $50 million of unused capacity available under the Revolving Facility portion of the New Credit Facility. See
                                 "Capitalization" and "Description of
                                 Notes -- Subordination".

Change of Control.............   In the event of a Change of Control (as
                                 defined), Donnelley will be required to offer to repurchase the Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See "Description of Notes Covenants -- Change of Control".

Sinking Fund..................   None.

Asset Sale Proceeds...........   Donnelley may not make any Asset Disposition
                                 (as defined) in one or more related
                                 transactions unless (i) Donnelley receives fair market value, as determined by the Board of Directors, (ii) at least 75% of the consideration consists of cash, readily marketable cash equivalents or the assumption of debt and (iii) all Net Available Proceeds
                                 (as defined), less any amounts invested within 360 days of such disposition in assets related to the business of Donnelley, are applied to
                                 (a) the permanent repayment or reduction of Senior Debt then outstanding, (b) an offer to purchase any outstanding Notes at 100% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase and, to the extent required by their terms, any other pari passu obligations and (c) any other use not otherwise prohibited by the Indenture.

Certain Covenants.............   The Indenture will contain certain covenants
                                 which, among other things, will restrict the ability of Donnelley and its Restricted
                                 Subsidiaries, if any, to: (i) incur additional
                                 Debt (as defined), (ii) pay dividends or make distributions in respect of Donnelley's capital stock or make other restricted payments, (iii) incur certain liens, (iv) enter into transactions with affiliates or (v) merge or consolidate Donnelley.

                                  RISK FACTORS

     Holders of Old Notes should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors," beginning on page 11, for a discussion of certain risks involved with an investment in the Exchange Notes before accepting the Exchange Offer.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     Donnelley is a wholly-owned subsidiary of Donnelley Corp. Donnelley Corp. has no other operations other than through the Donnelley subsidiary. Therefore, on a consolidated basis, the financial statements of Donnelley Corp. and Donnelley are substantially identical. The historical summary consolidated financial data of Donnelley Corp. as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, are derived from the audited consolidated financial statements of Donnelley Corp. included elsewhere herein. Donnelley Corp's audited consolidated financial statements included elsewhere herein are presented as if Donnelley Corp. were a stand-alone entity for all periods presented. The historical summary consolidated financial data of Donnelley Corp. as of December 31, 1995, March 31, 1998 and for the three months ended March 31, 1997 and 1998 are derived from the unaudited consolidated financial statements of Donnelley Corp., and, in the opinion of management, include all necessary adjustments for a fair presentation of such data in conformity with generally accepted accounting principles. The financial data included herein may not necessarily reflect the results of operations and financial position of Donnelley Corp. in the future. The information set forth below should be read in conjunction with, and is qualified in its entirety by, the information under "Capitalization", "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                  YEARS ENDED DECEMBER 31,                     THREE MONTHS ENDED MARCH 31,
                                     ---------------------------------------------------    ----------------------------------
                                                  HISTORICAL                PRO FORMA(1)        HISTORICAL        PRO FORMA(1)
                                     ------------------------------------   ------------    -------------------   ------------
                                        1995         1996         1997          1997          1997       1998         1998
                                     ----------   ----------   ----------   ------------    --------   --------   ------------
                                                                   (IN THOUSANDS, EXCEPT RATIOS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA(2):
Revenues...........................  $  312,940   $  270,029   $  239,865    $  239,865     $ 20,200   $ 24,344     $ 24,344
Expenses:
  Operating Expenses (3)...........     157,559      135,500      132,278       132,278        5,553      7,093        7,093
  General and Administrative(3)....      75,754       83,803       81,089        81,089(4)    16,963     17,695       17,695(4)
  Depreciation and Amortization....      16,322       16,229       21,930        21,930        5,416      4,952        4,952
  Restructuring Charges............      17,690           --           --            --           --         --           --
                                     ----------   ----------   ----------    ----------     --------   --------     --------
    Total Expenses.................     267,325      235,532      235,297       235,297       27,932     29,740       29,740
Income from Partnerships and
  Related Fees.....................     137,180      132,945      130,171       130,171        5,442     25,642       25,642
Operating Income...................     182,795      167,442      134,739       134,739       (2,290)    20,246       20,246
Gain(Loss) on Dispositions.........          --      (28,500)       9,412         9,412           --         --           --
Interest Expense...................          --           --           --        40,955(5)        --         --       10,239(5)
                                     ----------   ----------   ----------    ----------     --------   --------     --------
  Income Before Provision for
    Income Taxes...................     182,795      138,942      144,151       103,196       (2,290)    20,246       10,007
Provision for Income Taxes.........      74,398       60,857       59,246        42,864         (916)     8,098        4,002
                                     ----------   ----------   ----------    ----------     --------   --------     --------
  Net Income(2)(4).................  $  108,397   $   78,085   $   84,905    $   60,332     $ (1,374)  $ 12,148     $  6,005
                                     ==========   ==========   ==========    ==========     ========   ========     ========
EARNINGS PER SHARE DATA(6):
  Basic............................  $     0.64   $     0.46   $     0.50    $     0.35     $  (0.01)  $   0.07     $   0.04
  Diluted..........................  $     0.64   $     0.46   $     0.50    $     0.35     $  (0.01)  $   0.07     $   0.03
SHARES USED IN COMPUTING EARNINGS
  PER SHARE(6):
  Basic............................     169,522      170,017      170,765       170,765      171,189    171,153      171,153
  Diluted..........................     169,883      170,289      171,065       171,065      171,189    172,396      172,396
OTHER FINANCIAL DATA:
EBITDA(2)(3)(7)....................  $  199,117   $  183,671   $  156,669    $  156,669(4)  $  3,126   $ 25,198     $ 25,198
Cash Flows from Operating
  Activities(8)....................  $  136,602   $  100,538   $   99,654    $   75,081(5)  $ 57,704   $ 27,405     $ 21,263(5)
Cash Flows from Investing
  Activities(8)....................  $  (43,012)  $  (16,456)  $  105,732    $  105,732     $ (8,690)  $ (2,485)    $ (2,485)
Cash Flows from Financing
  Activities(8)....................  $  (92,146)  $  (85,466)  $ (205,414)   $ (180,841)(5) $(49,010)  $(24,935)    $(18,792)(5)
Capital Expenditures(9)............  $   43,012   $   37,824   $   16,268    $   16,268     $  8,690   $  2,485     $  2,485
Gross Advertising Sales(10)........  $1,145,944   $1,115,560   $1,067,242    $1,067,242     $ 68,136   $147,226     $147,226

                                            AS OF DECEMBER 31,               AS OF MARCH 31,
                                     --------------------------------    -----------------------
                                                HISTORICAL               HISTORICAL    PRO FORMA
                                     --------------------------------    ----------    ---------
                                       1995        1996        1997         1998         1998
                                     --------    --------    --------    ----------    ---------
                                              (IN THOUSANDS)                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Total Assets(2)....................  $520,214    $502,193    $382,286     $359,174     $ 369,674   (11)
Long Term Debt.....................        --          --          --           --     $ 500,000   (12)
Shareholders' Equity (Deficit).....  $386,565    $379,184    $258,675     $245,887     $(243,613)  (13)

---------------
 (1) See "Pro Forma Condensed Consolidated Financial Statements".

 (2) The summary financial data above include amounts related to businesses that have been sold and will not be included in Donnelley's results in future periods. Donnelley's West Coast proprietary yellow pages business was sold in May 1996 and Donnelley's East Coast proprietary yellow pages business was sold in December 1997. The above summary financial data contain the following amounts applicable to those businesses:

                                                                              THREE MONTHS ENDED
                                              1995       1996       1997        MARCH 31, 1997
                                            --------    -------    -------    ------------------
         Revenues.........................  $140,104    $97,263    $77,979         $   635
         Operating Income.................  $ 22,250    $18,587    $10,969         $  (914)
         Depreciation and Amortization....  $  2,944    $ 1,323    $   848         $   213
         Total Assets.....................  $131,751    $80,962         --         $68,660
         Gross Advertising Sales..........  $133,389    $89,939    $73,753         $ 1,513

 (3) Allocations of historical corporate expenses of the Parent Company are included in operating expenses and general and administrative expenses. Donnelley's management believes these allocations are reasonable. However, the costs of these services and benefits allocated to Donnelley are not necessarily indicative of the costs that would have been incurred if Donnelley had performed or provided these services as a separate entity. These allocations were $24.1 million, $18.6 million and $21.5 million in 1995, 1996 and 1997, respectively, and were $5.9 million and $5.3 million for the three months ended March 31, 1997 and the three months ended March 31, 1998, respectively.

 (4) Donnelley estimates a net increase in general and administrative expenses associated with operating as an independent, publicly-traded company which may be as much as approximately $8.6 million annually above the amount which was allocated in 1997 from the Parent Company. This amount is not reflected in the applicable pro forma figures.

 (5) Adjusted to reflect the Offering and borrowings under the New Credit Facility, as if each were effected on January 1, 1997. In connection with the Distribution, Donnelley borrowed $350 million under the New Credit Facility and issued $150 million of Notes in the Offering of the Old Notes (the "Offering"). The net proceeds of the Notes, along with Donnelley's borrowings under the New Credit Facility, will be used (i) to repay indebtedness of the Parent Company, primarily commercial paper, (ii) to pay costs and expenses related to the Distribution and (iii) to repay indebtedness of the Parent Company to subsidiaries which, following the Distribution, are subsidiaries of New D&B. This $500 million of debt is an obligation of Donnelley after the Distribution. The debt is currently estimated to be comprised of:

                                                                      BANK FINANCING
                                      -------------------------------------------------------------------------------
                                       REVOLVER      A LOAN       B LOAN        C LOAN         TOTAL         NOTES
                                      ----------   ----------   -----------   -----------   -----------   -----------
         Amount.....................  50 million   75 million   125 million   100 million   350 million   150 million
         Estimated Interest.........       7.19%        7.19%         7.44%         7.69%                       9.13%
         Estimated Financing
           Costs....................                                                        5.8 million   4.7 million
         Estimated Financing Term...     6 years      6 years     7.5 years     8.5 years   6-8.5 years      10 years

     As of June 30, 1998, the weighted average interest rate under the New Credit Facility was 7.422%. Subsequent to borrowings under the New Credit Facility, Donnelley entered into 3 interest rate swap transactions with respect to the LIBOR component of the loans which converted part of its floating rates interest obligations to fixed rates. The swap transactions total in aggregate $175 million of the $350 million of loans under the New Credit Facility. As a result of the foregoing swaps, the weighted average interest rate is 7.517%. The swap agreements have terms of 3, 4 and 5 years. Therefore, at the end of the first 3 year period, the weighted average interest rate will change.

      Interest expense also includes the amortization of estimated financing costs.

 (6) On July 14, 1998, Donnelley Corp.'s Board of Directors approved a reverse one-for-five stock split of its common stock subject to approval by its shareholders to be sought at a special meeting of shareholders. The share and per share information provided herein has not been adjusted to reflect such reverse stock split.

 (7) EBITDA represents earnings before interest, taxes, depreciation, amortization and gains and losses on dispositions of businesses. EBITDA is a widely recognized financial indicator of a company's ability to service or incur debt. EBITDA is not a measurement of operating performance computed in accordance with generally accepted accounting principles and should not be considered as a substitute for operating income, net income, cash flows from operations or other statement of operations or cash flow data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures of other companies. EBITDA may not be indicative of the historical operating results of Donnelley, nor is it meant to be predictive of future results of operations or cash flows. EBITDA as presented does not give effect to the sale of businesses described in note 2 above or the increase in expenses described in note 4 above. The Company estimates that after giving effect to such items, its EBITDA for 1997 would have been approximately $136,923.

 (8) No data is available prior to the year ended December 31, 1995.

 (9) Capital expenditures include Donnelley's investment in its new publishing center in Raleigh, North Carolina, which totaled approximately $23 million and $18 million in 1995 and 1996, respectively.

(10) The unaudited gross advertising sales figures represent the billing value of advertisements sold by Donnelley and DonTech.

(11) Adjusted to reflect $10.5 million of deferred financing costs related to the Offering and to Donnelley's anticipated borrowings under the New Credit Facility as if each were effected on March 31, 1998.

(12) Adjusted to reflect the Offering and borrowings under the New Credit Facility.

(13) Adjusted to reflect the use of proceeds of the Offering and borrowings under the New Credit Facility, after $10.5 million of deferred financing costs.

                                  RISK FACTORS

     In addition to the other information set forth herein, prospective investors should carefully consider the following information in evaluating the Company and its business prior to accepting the Exchange Offer.

LEVERAGE AND ABILITY TO SERVICE DEBT; NEGATIVE SHAREHOLDERS' EQUITY

     As of March 31, 1998, after giving pro forma effect to borrowings under the New Credit Facility, Donnelley will have approximately $500 million of indebtedness (of which $150 million consists of the Notes and the balance consists of $350 million of borrowings under the New Credit Facility) and a shareholder's deficit of approximately $244 million. Donnelley had $50 million of unused capacity available under the Revolving Facility following the Offering. See "Capitalization". In addition, the Indenture and the New Credit Facility will allow Donnelley to incur additional indebtedness under certain circumstances. The ability of Donnelley to make payments with respect to the Notes and to satisfy its other debt obligations will depend on the Company's future operating performance, which will be affected by prevailing economic conditions and financial, business, competitive and other factors, many of which are beyond the Company's control.

     Donnelley believes, based on current circumstances, that Donnelley's cash flow, together with available credit capacity under the New Credit Facility, will be sufficient to permit Donnelley to meet its operating expenses and capital expenditures and to service its debt requirements as they become due for the foreseeable future. Donnelley may, however, need to refinance all or a portion of the Notes on or prior to maturity, and there can be no assurance that Donnelley will generate sufficient cash flow or that future borrowings will be available under the New Credit Facility in an amount sufficient to enable Donnelley to service its indebtedness, including the Notes, or to fund its other liquidity needs. If Donnelley is unable to service its indebtedness, it will be required to adopt alternative strategies, which may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms.

     The degree to which Donnelley is leveraged could have important consequences to holders of the Notes, including (i) Donnelley's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of Donnelley's cash flows from operations may be dedicated to the payment of debt service on its indebtedness, thereby reducing the funds available to Donnelley for its operations; (iii) Donnelley may be more leveraged than certain of its competitors, which may place Donnelley at a relative competitive disadvantage; (iv) Donnelley's flexibility in planning for, or reacting to, changes in its business and industry may be limited; and (v) Donnelley's level of indebtedness could make it more vulnerable in the event of a downturn in its business or industry or the economy in general. In addition, the Indenture and the New Credit Facility contain financial and other restrictive covenants that will limit the ability of Donnelley to, among other things, borrow additional funds. Failure by Donnelley to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on Donnelley. In addition, the degree to which Donnelley is leveraged could prevent it from repurchasing all of the Notes tendered to it upon the occurrence of a Change of Control. See "Description of Notes -- Covenants -- Change of Control" and "Description of New Credit Facility".

SUBORDINATION OF THE NOTES; DONNELLEY CORP. GUARANTEE

     The Notes and the Donnelley Corp. Guarantee will be subordinated in right of payment to all current and future Senior Debt and Donnelley Corp. Senior Debt. Upon any distribution to creditors of Donnelley or Donnelley Corp. in a liquidation or dissolution of Donnelley or Donnelley Corp. or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Donnelley or Donnelley Corp. or its property, the holders of Senior Debt and Donnelley Corp. Senior Debt will be entitled to be paid in full before any payment may be made with respect to the Notes. In addition, the subordination provisions of the Indenture provide that payments with respect to the Notes will be blocked in the event of a payment default on Senior Debt and may be blocked for up to 179 of each 360 days in the event of certain non-payment defaults on Senior Debt. In the event of a bankruptcy, liquidation or reorganization of Donnelley or Donnelley Corp., holders of the Notes will participate ratably with all holders of subordinated indebtedness of Donnelley or Donnelley Corp. that is deemed to be of the same class as the Notes, and potentially with all other general creditors of Donnelley, based upon the respective amounts owed to each holder or creditor, in the remaining assets of Donnelley. In any of the foregoing events, there can be no assurance that there would be sufficient assets to pay amounts due on the Notes. As a result, holders of Notes may receive less, ratably, than the holders of Senior Debt and other general creditors of Donnelley. As of March 31, 1998, on a pro forma basis after giving effect to borrowings under the New Credit Facility, approximately $350 million of Senior Debt is outstanding under the New Credit Facility. Donnelley had $50 million of unused capacity under the Revolving Facility following the Offering. The Indenture and the New Credit Facility permit the incurrence of additional indebtedness, including Senior Debt, by Donnelley under certain circumstances. See "Description of New Credit Facility" and "Description of Notes".

RESTRICTIONS IMPOSED BY THE NEW CREDIT FACILITY AND THE INDENTURE

     The New Credit Facility and the Indenture contain a number of significant covenants that, among other things, limit or restrict the ability of Donnelley to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations, or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. There can be no assurance that such limitations and restrictions will not adversely affect Donnelley's ability to finance its future operations or capital needs or engage in other business activities that may be in the interest of Donnelley. In addition, the New Credit Facility also requires Donnelley to maintain compliance with certain financial ratios. The ability of Donnelley to comply with such ratios may be affected by events beyond Donnelley's control. A breach of any of these covenants or the inability of Donnelley to comply with the required financial ratios could result in a default under the Indenture and the New Credit Facility, as applicable. In the event of any such default, (i) the indebtedness under the Notes could be accelerated and
(ii) the lenders under the New Credit Facility could elect to declare all borrowings outstanding under the New Credit Facility, together with accrued interest and other fees, to be due and payable, to require Donnelley to apply all of its available cash to repay such borrowings or to prevent Donnelley from making debt service payments on the Notes. If Donnelley were unable to repay any such borrowings when due, the lenders could proceed against their collateral, which consists of substantially all of Donnelley's assets. If the indebtedness under the New Credit Facility or the Notes were to be accelerated, there can be no assurance that the assets of Donnelley would be sufficient to repay such indebtedness in full. See "Description of the Notes" and "Description of New Credit Facility".

DEPENDENCE ON KEY CONTRACTS

     Donnelley's business is dependent upon several significant partnership and sales agency agreements. These agreements include the DonTech partnership, a partnership with a subsidiary of Ameritech, and the CenDon partnership ("CenDon"), a partnership with a subsidiary of Sprint, as well as sales agency agreements with subsidiaries of Bell Atlantic and Sprint. The equity income from the DonTech partnership and the fees from other arrangements with an affiliate of Ameritech, as well as the equity income from the CenDon partnership, are included in Donnelley's (and Donnelley Corp.'s) income statement as income from partnerships and related fees. The DonTech partnership and other arrangements with an affiliate of Ameritech represented approximately 64%, and the CenDon partnership and other arrangements with a subsidiary of Sprint represented approximately 15%, of Donnelley's (and Donnelley Corp.'s) operating income before corporate overhead and depreciation and amortization expense in 1997. The Bell Atlantic sales agency agreement represented approximately 18% of Donnelley's (and Donnelley Corp.'s) operating income before corporate overhead and depreciation and amortization expense in 1997.

     Under their existing terms, the DonTech partnership has no expiration date, and the CenDon partnership and sales agency agreement and the Sprint sales agency agreement continue through 2004 (subject to, in the case of the Sprint sales agency agreement, a five year performance review no later than March 2000 and agreement on a new price schedule for publishing services by that date) and the Bell Atlantic sales agency agreement continues through 2005. While these partnerships and sales agency agreements currently extend for significant periods, no assurance can be given that Donnelley will be able to maintain these agreements and relationships after expiration of the current terms, and a termination, expiration or modification of these arrangements could have a material adverse effect on Donnelley's business, financial condition and results of operations. In addition, although profits from the DonTech and CenDon partnerships have historically been distributed to Donnelley on a monthly basis, Donnelley does not control either partnership and its failure to receive distributions from either for any reason would have a material adverse effect on Donnelley's (and Donnelley Corp.'s) business, financial condition and results of operations. Certain of these agreements are also subject to termination upon a change of control (as defined therein) of Donnelley and Donnelley Corp., including the DonTech partnership. The Distribution does not constitute a change of control under these agreements.

     From these relationships, Donnelley maintains significant account receivable balances with an Ameritech affiliate, a Bell Atlantic affiliate and the CenDon partnership. The failure of any of these parties to fulfill its obligations to Donnelley with respect to these account receivable balances could have a material adverse effect on Donnelley's business, operating results and financial condition.

OUTSOURCING -- RELATED RISKS

     Local telephone companies currently conduct their yellow pages advertising sales and publishing operations either internally, through independent providers of such services or through some combination of both. Donnelley provides yellow pages advertising sales and publishing services to local telephone companies pursuant to long-standing partnership and other agreements with subsidiaries of Ameritech, Bell Atlantic and Sprint. Donnelley recently expanded its relationship with Bell Atlantic to provide, beginning with directories published in 1999, advertising sales for yellow pages directories in a new market, the greater Buffalo area, which Bell Atlantic had previously outsourced to another third-party marketer of yellow pages advertising. Ameritech, Bell Atlantic and Sprint currently market yellow pages advertising with internal sales forces in many of their other markets. In addition, each of them, along with other significant yellow pages publishers, are making investments to acquire publishing services technology similar to the technology used at Donnelley's new Raleigh publishing center. There can be no assurance that Ameritech, Bell Atlantic, Sprint or any other local telephone company will decide to outsource yellow pages advertising sales or publishing services in any of the markets which they currently cover internally or with independent providers of such services.

     Donnelley's ability to capitalize on any outsourced yellow pages advertising sales and publishing opportunities from local telephone companies will depend on a variety of factors, some of which are beyond Donnelley's control, These factors include, among others, Donnelley's ability to: attract, train, retain and manage qualified personnel for advertising sales or for its new publishing center in Raleigh, North Carolina and its graphics center in Dunmore, Pennsylvania (to the extent that the size or scheduling of the related directories would require Donnelley to increase its publishing services capacity); and integrate the information systems, software and other technology used by Donnelley's personnel in new markets with Donnelley's other information systems, software and technology. There can be no assurance that Donnelley will be able to effectively operate and manage any yellow pages advertising sales and publishing business outsourced to it by local telephone companies.

COMPETITION

     There is competition for yellow pages advertising sales to varying degrees in the Company's markets from the sales forces of yellow pages publishers with which the Company is not affiliated. These yellow pages publishers include local telephone companies with which the Company does not maintain a contractual relationship, independent publishers (publishers that are not affiliated with any telephone company), which have slightly increased their share of the total market for yellow pages advertising sales in the U.S. in recent years, and national yellow pages sales agents. In the majority of its markets, Donnelley benefits from its long-term contractual relationships with affiliates of the largest potential competitor in a directory market, the incumbent local telephone company. While Donnelley's operating results to date have not been adversely impacted, the Telecommunications Act of 1996 effectively opened local telephone markets to increased competition, and there can be no assurance that these incumbent local telephone companies will remain the dominant telephone service providers in the Company's markets. There is also competition for advertising sales from other media, including newspapers, magazines, radio, direct mail, on-line information services, television and cable television, and advances in technology have brought to the industry new participants, new products and new channels. The increasing use of the Internet by consumers and businesses as a means to transact business may result in new technologies being developed and services provided that could compete with the Company's products and services. There can be no assurance that the Company will be able to successfully compete in responding to any such developments.

TECHNOLOGICAL ADAPTATION AND COMPETITION

     The Company competes in a business which requires sophisticated information systems, software and other technology, as well as for its systems to be able to interface with those of the local telephone companies with which it has strategic relationships. Donnelley's technology and databases at its publishing center in Raleigh, North Carolina also must interface with the systems of yellow pages publishers for which it provides publishing services and the systems of printers to which it delivers electronic output. The yellow pages directory advertising market is subject to changes arising from developments in technology (including methods used to distribute yellow pages-style information) and yellow pages users' technological preferences. As a result of these factors, the Company's growth and future financial performance may depend upon its ability to develop and market new products and services and to create new distribution channels, while enhancing existing products, services and distribution channels, in order to accommodate the latest technological advances and user preferences, including use of the Internet. A failure by the Company to anticipate or respond adequately to changes in technology and user preferences, or an inability to finance any related capital expenditures (including, if necessary, adaptation or replacement of its information systems, software, databases or other technology), could have a material adverse effect on Donnelley's business, operating results and financial condition.

POTENTIAL CONTINGENT LIABILITIES

     In connection with the Distribution, Donnelley Corp. and New D&B have entered into an agreement (the "Distribution Agreement"), which, in part, provides that New D&B has assumed substantially all liabilities of the Parent Company and any subsidiaries of the Parent Company immediately prior to the Distribution (except for certain liabilities which relate primarily to Donnelley's business, the Offering and the borrowings under the New Credit Facility) and that New D&B will indemnify Donnelley Corp. and Donnelley for all such liabilities. The liabilities assumed by New D&B include contingent liabilities that could be very substantial and, if such contingent liabilities were to become payable and New D&B were unable to meet its obligations with respect to such liabilities, could have a material adverse effect on the financial position of Donnelley Corp. and Donnelley.

     The Distribution Agreement provides that Donnelley Corp. and New D&B will comply, and otherwise not take action inconsistent, with each representation and statement made to the Internal Revenue Service ("IRS") in connection with the Parent Company's request for a ruling as to certain tax aspects of the Distribution. Although the Parent Company has received a ruling from the IRS to the effect that the Distribution qualifies as a tax-free distribution, the ruling is based on these representations and statements, and there can be no assurance that events occurring subsequent to the Distribution, or events not disclosed in the Parent Company's request for the ruling (of which Donnelley Corp. believes there to be none), will not cause the Distribution to be deemed a taxable distribution. In the event that the Distribution fails to constitute a tax-free distribution, a corporate tax (which would be in the range of approximately $1.5 to $2.0 billion) would be payable by the consolidated group, of which Donnelley Corp. is the common parent, and each member of the consolidated group, including Donnelley, would be jointly and severally liable for any such tax.

     Among the contingent liabilities which New D&B's indemnity would cover is any judgment against Donnelley Corp. or Donnelley in a law suit brought by Information Resources, Inc. See "-- Litigation" below.

LITIGATION

     On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants the Parent Company, A.C. Nielsen Company and IMS International Inc. (former subsidiaries of the Parent Company) (the "IRI Action"). The complaint alleges, among other things, various violations of the antitrust laws and damages in excess of $350 million, which IRI is seeking to have trebled under the antitrust laws. IRI also seeks punitive damages in an unspecified amount. Pursuant to the Distribution Agreement, New D&B will assume and indemnify Donnelley Corp. and Donnelley against any payments to be made by Donnelley Corp. or Donnelley in respect of the IRI Action under the Distribution Agreement, under the Indemnity and Joint Defense Agreement (as described below) or otherwise, including any ongoing legal fees and expenses related thereto.

     In addition to the indemnity within the Distribution Agreement generally covering the IRI Action, the Parent Company, ACNielsen Corporation ("ACNielsen") and Cognizant Corporation ("Cognizant") have entered into an Indemnity and Joint Defense Agreement (the "Indemnity and Joint Defense Agreement") pursuant to which ACNielsen has agreed to be responsible for any potential liabilities which may ultimately be incurred by the Parent Company or Cognizant as a result of such action, up to a maximum amount to be determined by an independent investment bank if and when any such liabilities are incurred. The determination of such maximum amount will be based on ACNielsen's ability to satisfy such liabilities and remain financially viable, subject to certain assumptions and limitations. However, the Parent Company and Cognizant have agreed that to the extent that ACNielsen is unable to satisfy any such liabilities in full and remain financially viable, the Parent Company and Cognizant will each be responsible for 50% of the difference between the amount, if any, which may be payable as a result of such litigation and the maximum amount which ACNielsen is then able to pay as determined by such investment bank. Under the terms of a distribution agreement, dated as of October 28, 1996, among the Parent Company, Cognizant and ACNielsen, as a condition to the Distribution, New D&B is required to undertake to be jointly and severally liable with Donnelley Corp. to Cognizant and ACNielsen.

TRANSITION TO AN INDEPENDENT PUBLIC COMPANY

     Donnelley does not have an operating history as an independent company. Accordingly, the financial statements included herein may not necessarily reflect the results of operations, financial condition and cash flows that would have been achieved had Donnelley been operated independently during the periods presented. Historically, the Parent Company has provided substantially all of Donnelley's corporate services and employee benefits. While Donnelley's management believes the costs of these services and benefits charged to Donnelley have been reasonably equivalent to terms which could have been obtained through arm's-length negotiations with the Parent Company, these costs may not be indicative of the costs that would have been incurred if Donnelley had performed or provided these services as an independent company. In addition, following the Distribution, Donnelley will also be responsible for the additional costs associated with being an independent public company, including costs associated with corporate governance, listed and registered securities and investor relations.

SENSITIVITY OF FINANCIAL RESULTS TO ECONOMIC CONDITIONS

     The Company derives its sales commissions and partnership income and related fees from the sale of advertising in yellow pages directories. Advertising sales by the Company, as well as those of yellow pages publishers in general, generally do not fluctuate widely with economic cycles. However, a prolonged national or regional economic recession could have a material adverse effect on Donnelley's business, operating results and financial condition.

POTENTIAL CONFLICTS OF INTEREST

     In connection with the Distribution, Donnelley Corp. has determined certain contractual and other relationships between itself (which currently holds Donnelley as its only subsidiary), and New D&B (which currently holds Dun & Bradstreet, Inc. and Moody's Investors Service, Inc. as subsidiaries). These determinations will survive the Distribution and provide for the allocation between those entities of tax, employee benefits and certain other liabilities and obligations arising from periods prior to the Distribution, as well as for the use of the net proceeds of the Offering by Donnelley and the borrowings under the New Credit Facility. While Donnelley considers these contractual and other relationships among Donnelley Corp. and New D&B to be equivalent to terms which could have been obtained through arm's-length negotiations, these contractual and other relationships generally were not the result of arm's-length negotiations.

POTENTIAL INABILITY TO REPURCHASE NOTES UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, Donnelley will be required to offer to repurchase the Notes at 101% of the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date of purchase. The New Credit Facility contains, and future Senior Debt of Donnelley may also contain, prohibitions on the purchase by Donnelley of any Notes prior to their stated maturity, and provisions which require obligations thereunder to be repurchased upon a Change of Control. In such circumstances, Donnelley will be required to (i) repay all or a portion of the outstanding principal of, and pay any accrued interest on, its Senior Debt, including indebtedness under the New Credit Facility or (ii) obtain any requisite consent from its lenders (including under the New Credit Facility) to permit the purchase of the Notes. If Donnelley is unable to repay all of such indebtedness or is unable to obtain the necessary consents, Donnelley may be unable to offer to repurchase the Notes, which would constitute an Event of Default under the Indenture. There can be no assurance that Donnelley will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of the Notes) as described above or that Donnelley would be able to refinance its outstanding indebtedness in order to permit it to repurchase the Notes or, if such refinancing were to occur, that such financing would be on terms favorable to Donnelley. See "Description of Notes -- Covenants -- Change of Control".

     The events that constitute a Change of Control under the Indenture may also be events of default under the New Credit Facility or other Senior Debt of Donnelley. Such events may permit the holders under such debt instruments to accelerate the payment of such debt and, if the debt is not paid, to proceed against their collateral (which, in the case of the New Credit Facility, will consist of substantially all of the assets and the capital stock of Donnelley), if any, or to commence litigation that could ultimately result in a sale of substantially all of the assets of Donnelley, thereby limiting Donnelley's ability to raise cash to repurchase the Notes.

ABSENCE OF A PUBLIC MARKET FOR THE NOTES

     The Exchange Notes are being offered to holders of Old Notes. The Exchange Notes are new securities for which there currently is no established trading market. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the Notes, they are not obligated to do so, and any such market-making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes, including the Exchange Notes. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through NASDAQ. If a trading market develops for the Exchange Notes, future trading prices of such securities will depend on many factors, including prevailing interest rates, the Company's results of operations and financial condition and the market for similar securities.

RISK OF FRAUDULENT TRANSFER

     The net proceeds of the Offering and borrowings under the New Credit Facility were dividended to the Parent Company to be used (i) to repay indebtedness of the Parent Company, primarily commercial paper, (ii) to pay costs and expenses related to the Distribution and (iii) to repay indebtedness of the Parent Company to subsidiaries of New D&B. Under applicable provisions of the U.S. Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance laws, if Donnelley or Donnelley Corp., at the time it issued the Notes or Donnelley Corp. Guarantee, as the case may be, (i) incurred such indebtedness with the intent to hinder, delay or defraud creditors, or (ii) (a) received less than reasonably equivalent value or fair consideration for incurring such indebtedness and (b) (1) was insolvent at the time of incurrence,
(2) was rendered insolvent by reason of such incurrence (and the application of the proceeds thereof), (3) was engaged or was about to engage in a business or transaction for which the assets remaining with Donnelley or Donnelley Corp. constituted unreasonably small capital to carry on its businesses, or (4) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, then, in each case, a court of competent jurisdiction could void, in whole or in part, the Notes or the Donnelley Corp. Guarantee, or, in the alternative, subordinate the Notes or Donnelley Corp. Guarantee to existing and future indebtedness of Donnelley or Donnelley Corp. In addition, the payment of interest and principal by Donnelley or Donnelley Corp. pursuant to the Notes could be voided and required to be returned to the person making such payment, or to a fund for the benefit of the creditors of Donnelley or Donnelley Corp. The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, however, Donnelley or Donnelley Corp. would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at fair valuation or if the present fair saleable value of its assets was less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or if it could not pay its debts as they become due.

     On the basis of historical financial information, recent operating history and other factors, Donnelley and Donnelley Corp. believe that, for purposes of all such insolvency, bankruptcy and fraudulent transfer or conveyance laws, the Notes and Donnelley Corp. Guarantee were (and in the case of the Exchange Notes, are being) issued without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith and that Donnelley and Donnelley Corp., after the issuance of the Notes and the Donnelley Corp. Guarantee and the application of the proceeds thereof, will be solvent, will have sufficient capital for carrying on their business and will be able to pay their debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with Donnelley's and Donnelley Corp.'s view.

POTENTIAL YEAR 2000 PROBLEMS

     The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions.

     As part of its Year 2000 compliance program, many of Donnelley's currently installed computer systems and software products have been tested for Year 2000 problems and Donnelley anticipates that these computer systems and software products will be fully Year 2000 compliant. Also, Donnelley is requesting assurances from all software vendors from which it has purchased or licensed or from which it may purchase or license software that such software will correctly process all date information at all times. Through continued modifications to existing software and conversions to new software, Donnelley believes that it will be able to mitigate its exposure to the Year 2000 problem before 2000. However, if continued modifications and conversions are not made, or are not timely completed, the Year 2000 problem could have a material adverse effect on Donnelley's operating results and financial condition.

     Donnelley plans to have its Year 2000 compliance program substantially completed by the end of 1998. In 1997, Donnelley spent approximately $0.5 million addressing the Year 2000 problem and has budgeted expenditures of approximately $3.5 million for 1998 and approximately $1.1 million for 1999. These costs will be funded through cash flows from operations.

     In addition, it is possible that certain computer systems or software products with which Donnelley's computer systems, software, databases or other technology interface or are integrated or those of third parties with which Donnelley maintains business relationships may not accept input of, store, manipulate and output dates in the year 2000 or thereafter without error or interruption. Donnelley has conducted a review of its computer systems to attempt to identify ways in which its systems could be affected by interface- or integration-related or third party problems in correctly processing date information. Donnelley is also querying applicable third parties with which it maintains business relationships as to their progress in identifying and addressing their Year 2000 problems. However, there can be no assurance that Donnelley will identify all interface- or integration-related or third party date-handling problems in advance of their occurrence, or that Donnelley will be able to successfully remedy problems that are discovered. The expenses of Donnelley's efforts to identify and address such problems, or the expenses or liabilities to which Donnelley may become subject as a result of such problems, could have a material adverse effect on its operating results and financial condition.

                                USE OF PROCEEDS

     There will be no proceeds to the Company from the issuance of the Exchange Notes pursuant to the Exchange Offer. In consideration for issuing the Exchange Notes in exchange for the Old Notes as described in this Prospectus, the Company will receive Old Notes in like principal amount. The Old Notes surrendered in exchange for the Exchange Notes will be retired and canceled. Accordingly, the issuance of the Exchange Notes will not result in any change in the indebtedness of the Company. The net proceeds to Donnelley from the sale of the Old Notes was approximately $145.3 million after deducting the Initial Purchasers' discount and estimated expenses payable by Donnelley. The net proceeds, along with Donnelley's borrowings under the New Credit Facility of $350 million (approximately $344.2 million after deducting estimated fees and expenses), were dividended to the Parent Company to be used (i) to repay indebtedness of the Parent Company, primarily commercial paper, (ii) to pay costs and expenses related to the Distribution and (iii) to repay indebtedness of the Parent Company to subsidiaries of New D&B. Donnelley has $50 million of unused capacity available under the Revolving Facility.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Donnelley Corp. (i) as of March 31, 1998 and (ii) as adjusted for the Offering and borrowings under the New Credit Facility and the application of the net proceeds therefrom. This table should be read in conjunction with "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Use of Proceeds" and the financial statements and related notes appearing elsewhere in this Prospectus. On July 14, 1998, Donnelley Corp.'s Board of Directors approved a reverse one-for-five stock split of its common stock subject to approval by its shareholders to be sought at a special meeting of shareholders. The share and per share information provided herein has not been adjusted to reflect such reverse stock split.

                                                                AS OF MARCH 31, 1998
                                                              -------------------------
                                                              HISTORICAL    AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................   $     17      $     17(2)
Debt:
  New Credit Facility(2)....................................         --      $350,000
  Notes.....................................................         --       150,000
                                                               --------      --------
     Total debt.............................................         --       500,000
                                                               --------      --------
Preferred Stock, par value $1.00 per share, authorized --
  10,000,000 shares.........................................         --            --
                                                               --------      --------
Common Stock, par value $1.00 per share, authorized --
  400,000,000 shares, issued and outstanding -- 188,420,996
  shares, less treasury shares of 16,850,856................    171,570       171,570
Retained Earnings (Deficit).................................     74,317      (415,183)
                                                               --------      --------
     Total Equity (Deficit).................................    245,887      (243,613)
                                                               --------      --------
Total capitalization........................................   $245,887      $256,387
                                                               ========      ========

---------------
(1) In connection with the Distribution, Donnelley dividended substantially all of its cash to the Parent Company for transfer to New D&B.

(2) The New Credit Facility provides for up to $100 million of revolving credit borrowings under the Revolving Facility and up to $300 million of term loans under the Term Facilities. Loans obtained under the Revolving Facility mature in 2004, and loans obtained under the Term Facilities mature in varying amounts from 1998 through 2006. Donnelley borrowed $50 million and $300 million under the Revolving Facility and Term Facilities, respectively, concurrently with the closing of the Offering. Donnelley has $50 million of unused capacity available under the Revolving Facility. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Liquidity and Capital Resources" and "Description of New Credit Facility".

                            SELECTED FINANCIAL DATA

     Donnelley is a wholly-owned subsidiary of Donnelley Corp. Donnelley Corp. has no other operations other than through the Donnelley subsidiary. Therefore, on a consolidated basis, the financial statements of Donnelley Corp. and Donnelley are substantially identical. The historical selected consolidated financial data of Donnelley Corp. as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, are derived from the audited consolidated financial statements of the Donnelley Corp. included elsewhere herein. Donnelley Corp.'s audited consolidated financial statements included elsewhere herein are presented as if Donnelley Corp. were a stand-alone entity for all periods presented. The historical selected consolidated financial data of Donnelley Corp. as of December 31, 1993, 1994 and 1995, and for the years ended December 31, 1993 and 1994, are derived from the unaudited consolidated financial statements of Donnelley Corp., and, in the opinion of management, include all necessary adjustments for a fair presentation of such data in conformity with generally accepted accounting principles. The historical selected consolidated financial data as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 have been derived from the unaudited interim consolidated financial statements of Donnelley Corp., and, in the opinion of management, include all necessary adjustments for a fair presentation of such data in conformity with generally accepted accounting principles. The financial data included herein may not necessarily reflect the results of operations and financial position of Donnelley Corp. in the future. The information set forth below should be read in conjunction with the information under "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                           YEARS ENDED DECEMBER 31,
                                  ---------------------------------------------------------------------------
                                                                                                      PRO
                                                            HISTORICAL                              FORMA(1)
                                  --------------------------------------------------------------   ----------
                                     1993         1994         1995         1996         1997         1997
                                  ----------   ----------   ----------   ----------   ----------   ----------
                                        (IN THOUSANDS, EXCEPT RATIOS)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA(2):
Revenues........................  $  333,047   $  310,313   $  312,940   $  270,029   $  239,865   $ 239,865
Expenses:
 Operating Expenses(3)..........     157,546      139,022      157,559      135,500      132,278     132,278
 General and Administrative(3)..     124,992       91,368       75,754       83,803       81,089      81,089(4)
 Depreciation and Amortization..      15,694       15,444       16,322       16,229       21,930      21,930
 Restructuring Charges..........          --           --       17,690           --           --          --
                                  ----------   ----------   ----------   ----------   ----------   ----------
   Total Expenses...............     298,232      245,834      267,325      235,532      235,297     235,297
Income from Partnerships and
 Related Fees...................     129,873      148,770      137,180      132,945      130,171     130,171
Operating Income................     164,688      213,249      182,795      167,442      134,739     134,739
Gain(Loss) on Dispositions......          --           --           --      (28,500)       9,412       9,412
Interest Expense................          --           --           --           --           --      40,955(5)
                                  ----------   ----------   ----------   ----------   ----------   ----------
 Income Before Provision for
   Income Taxes.................     164,688      213,249      182,795      138,942      144,151     103,196
Provision for Income Taxes......      65,875       85,300       74,398       60,857       59,246      42,864
                                  ----------   ----------   ----------   ----------   ----------   ----------
   Net Income(2)(4).............  $   98,813   $  127,949   $  108,397   $   78,085   $   84,905   $  60,332
                                  ==========   ==========   ==========   ==========   ==========   ==========
EARNINGS PER SHARE(6):
 Basic..........................  $0.56......  $     0.75   $     0.64   $     0.46   $     0.50   $    0.35
 Diluted........................  $0.56......  $     0.75   $     0.64   $     0.46   $     0.50   $    0.35
SHARES USED IN COMPUTING
 EARNINGS PER SHARE(6):
 Basic..........................  177,200...      169,946      169,522      170,017      170,765     170,765
 Diluted........................  177,200...      169,946      169,883      170,289      171,065     171,065
OTHER FINANCIAL DATA:
EBITDA(2)(3)(7).................  $180,382...  $  228,693   $  199,117   $  183,671   $  156,669   $ 156,669(4)
Cash Flow from Operating
 Activities(8)..................  --........           --   $  136,602   $  100,538   $   99,654   $  75,081(5)
Cash Flows from Investing
 Activities(8)..................  --........           --   $  (43,012)  $  (16,456)  $  105,732   $ 105,732
Cash Flows from Financing
 Activities(8)..................  --........           --   $  (92,146)  $  (85,466)  $ (205,414)  $(180,841)(5)
Capital Expenditures(9).........  --........           --   $   43,012   $   37,824   $   16,268   $  16,268
Ratio of Earnings to Fixed
 Charges(10)....................  --........           --           --           --           --         3.3x
Gross Advertising Sales(11).....  $1,151,700.. $1,108,705   $1,145,944   $1,115,560   $1,067,242   $1,067,242

                                              THREE MONTHS ENDED MARCH 31,
                                             ------------------------------
                                                                     PRO
                                                 HISTORICAL        FORMA(1)
                                             -------------------   --------
                                               1997       1998       1998
                                             --------   --------   --------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA(2):
Revenues........................             $ 20,200   $ 24,344   $ 24,344
Expenses:
 Operating Expenses(3)..........                5,553      7,093      7,093
 General and Administrative(3)..               16,963     17,695     17,695(4)
 Depreciation and Amortization..                5,416      4,952      4,952
 Restructuring Charges..........                   --         --         --
                                             --------   --------   --------
   Total Expenses...............               27,932     29,740     29,740
Income from Partnerships and
 Related Fees...................                5,442     25,642     25,642
Operating Income................               (2,290)    20,246     20,246
Gain(Loss) on Dispositions......                   --         --         --
Interest Expense................                   --         --     10,239(5)
                                             --------   --------   --------
 Income Before Provision for
   Income Taxes.................               (2,290)    20,246     10,007
Provision for Income Taxes......                 (916)     8,098      4,002
                                             --------   --------   --------
   Net Income(2)(4).............             $ (1,374)  $ 12,148   $  6,005
                                             ========   ========   ========
EARNINGS PER SHARE(6):
 Basic..........................             $  (0.01)  $   0.07   $   0.04
 Diluted........................             $  (0.01)  $   0.07   $   0.03
SHARES USED IN COMPUTING
 EARNINGS PER SHARE(6):
 Basic..........................              171,189    171,153    171,153
 Diluted........................              171,189    172,396    172,396
OTHER FINANCIAL DATA:
EBITDA(2)(3)(7).................             $  3,126   $ 25,198   $ 25,198
Cash Flow from Operating
 Activities(8)..................             $ 57,704   $ 27,406   $ 21,263(5)
Cash Flows from Investing
 Activities(8)..................             $ (8,690)  $ (2,485)  $ (2,485)
Cash Flows from Financing
 Activities(8)..................             $(49,010)  $(24,935)  $(18,792)(5)
Capital Expenditures(9).........             $  8,690   $  2,485   $  2,485
Ratio of Earnings to Fixed
 Charges(10)....................                   --         --        2.8x
Gross Advertising Sales(11).....             $ 68,136   $147,226   $147,226

                                                AS OF DECEMBER 31,                        AS OF MARCH 31,
                              ------------------------------------------------------   ----------------------
                                                    HISTORICAL                         HISTORICAL   PRO FORMA
                              ------------------------------------------------------   ----------   ---------
                                1993       1994        1995        1996       1997        1998        1998
                              --------   --------   ----------   --------   --------   ----------   ---------
                                                  (IN THOUSANDS)                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
Total Assets(l).............  $512,165   $526,168    $520,214    $502,193   $382,286    $359,174    $ 369,674(12)
Long Term Debt..............        --         --          --          --         --          --    $ 500,000(13)
Shareholders' Equity
  (Deficit).................  $350,942   $370,314    $386,565    $379,184   $258,675    $245,887    $(243,613)(14)

---------------
 (1) See "Pro Forma Condensed Consolidated Financial Statements".

 (2) The selected financial data above include amounts related to businesses that have been sold and will not be included in Donnelley's results in future periods. Donnelley's West Coast proprietary yellow pages business was sold in May 1996 and Donnelley's East Coast proprietary yellow pages business was sold in December 1997. The above selected financial data contain the following amounts applicable to those businesses:

                                                                                              THREE MONTHS
                                                                                                 ENDED
                                          1993       1994       1995      1996      1997     MARCH 31, 1997
                                        --------   --------   --------   -------   -------   --------------
      Revenues........................  $166,176   $148,785   $140,104   $97,263   $77,979      $   635
      Operating Income................  $ 13,199   $ 27,926   $ 22,250   $18,587   $10,969      $  (914)
      Depreciation and Amortization...  $  4,095   $  2,842   $  2,944   $ 1,323   $   848      $   213
      Total Assets....................  $163,440   $138,345   $131,751   $80,962        --      $68,660
      Gross Advertising Sales.........  $156,631   $139,060   $133,389   $89,939   $73,753      $ 1,513

 (3) Allocations of historical corporate expense of the Parent Company are included in operating expenses and general and administrative expenses. Donnelley's management believes these allocations are reasonable. However, the costs of these services and benefits allocated to Donnelley are not necessarily indicative of the costs that would have been incurred if Donnelley had performed or provided these services as a separate entity. These allocations were $24.1 million, $18.6 million and $21.5 million in 1995, 1996 and 1997, respectively, and were $5.9 million and $5.3 million for the three months ended March 31, 1997 and the three months ended March 31, 1998, respectively. No data is available prior to the year ended December 31, 1995.

 (4) Donnelley estimates a net increase in general and administrative expenses associated with operating as an independent, publicly-traded company which may be as much as $8.6 million annually above the amount which was allocated in 1997 from the Parent Company. This amount is not reflected in the applicable pro forma figures.

 (5) Adjusted to reflect the Offering and borrowings under the New Credit Facility, as if each were effected on January 1, 1997. In connection with the Distribution, Donnelley borrowed $350 million under the New Credit Facility and issued $150 million of Notes in the Offering. The net proceeds of the Notes, along with Donnelley's anticipated borrowings under the New Credit Facility, will be used (i) to repay indebtedness of the Parent Company, primarily commercial paper, (ii) to pay costs and expenses related to the Distribution and (iii) to repay indebtedness of the Parent Company to subsidiaries which, following the Distribution, are subsidiaries of New D&B. This $500 million of debt is an obligation of Donnelley. The debt is currently estimated to be comprised of:

                                                                BANK FINANCING
                             -------------------------------------------------------------------------------------
                              REVOLVER       A LOAN         B LOAN         C LOAN         TOTAL          NOTES
                             -----------   -----------   ------------   ------------   ------------   ------------
      Amount...............  $50 million   $75 million   $125 million   $100 million   $350 million   $150 million
      Estimated Interest...        7.19%         7.19%          7.44%          7.69%                         9.13%
      Estimated Financing
        Costs..............                                                            $5.8 million   $4.7 million
      Estimated Financing
        Term...............      6 years       6 years      7.5 years      8.5 years    6-8.5 years       10 years

     As of June 30, 1998, the weighted average interest rate under the New Credit Facility was 7.422%. Subsequent to borrowings under the New Credit Facility, Donnelley entered into 3 interest rate swap transactions with respect to the LIBOR component of the loans which converted part of its floating rates interest obligations to fixed rates. The swap transactions total in aggregate $175 million of the $350 million of loans under the New Credit Facility. As a result of the foregoing swaps, the weighted average interest rate is 7.517%. The swap agreements have terms of 3, 4 and 5 years. Therefore, at the end of the first 3 year period, the weighted average interest rate will change.

     Interest expense also includes the amortization of estimated financing costs.

 (6) On July 14, 1998, Donnelley Corp.'s Board of Directors approved a reverse one-for-five stock split of its common stock subject to approval by its shareholders to be sought at a special meeting of shareholders. The share and per share information provided herein has not been adjusted to reflect such reverse stock split.

 (7) EBITDA represents earnings before interest, taxes, depreciation, amortization and gains and losses on dispositions of businesses. EBITDA is a widely recognized financial indicator of a company's ability to service or incur debt. EBITDA is not a measurement of operating performance computed in accordance with generally accepted accounting principles and should not be considered as a substitute for operating income, net income, cash flows from operations or other statement of operations or cash flow data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures of other companies. EBITDA may not be indicative of the historical operating results of Donnelley, nor is it meant to be predictive of future results of operations or cash flows. EBITDA as presented does not give effect to the sale of businesses described in note 2 above or the increase in expenses described in note 4 above. The Company estimates that after giving effect to such items, its EBITDA for 1997 would have been approximately $136,923.

 (8) No data is available prior to the year ended December 31, 1995.

 (9) Capital expenditures include Donnelley's investment in its new publishing center in Raleigh, North Carolina, which totaled approximately $23 million and $18 million in 1995 and 1996, respectively.

(10) The ratio of earnings to fixed charges has been calculated by dividing income before income taxes and fixed charges by fixed charges. Fixed charges consists of interest expense and one-third of operating rental expense, which management believes is representative of the interest component of rent expense.

(11) The unaudited gross advertising sales figures represent the billing value of advertisements sold by Donnelley and DonTech.

(12) Adjusted to reflect $10.5 million of deferred financing costs related to the Offering and to Donnelley's anticipated borrowings under the New Credit Facility as if each were effected on March 31, 1998.

(13) Adjusted to reflect the Offering and borrowings under the New Credit Facility.

(14) Adjusted to reflect the use of proceeds of the Offering and borrowings under the New Credit Facility, after $10.5 million of deferred financing costs.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed consolidated financial statements have been prepared giving effect to the Distribution as if it occurred on March 31, 1998 for the pro forma condensed consolidated balance sheet and January 1, 1997 for the pro forma condensed consolidated statements of operations. The pro forma condensed consolidated balance sheet and statements of operations set forth below do not purport to represent what Donnelley Corp.'s financial position and results of operations actually would have been had the Distribution occurred on the date indicated or to project Donnelley Corp.'s operating results for any future period. The pro forma adjustments are based upon available information and certain assumptions that Donnelley Corp.'s management believes are reasonable. The pro forma condensed consolidated financial statements set forth should be read in conjunction with, and are qualified in their entirety by, the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the Consolidated Financial Statements and Notes thereto included elsewhere in this Registration Statement.

                           R.H. DONNELLEY CORPORATION
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                         FOR THE YEAR ENDED DECEMBER 31, 1997
                                                    ----------------------------------------------
                                                    HISTORICAL     ADJUSTMENTS          PRO FORMA
                                                    -----------    ------------         ----------
                                                    (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..........................................   $239,865                            $239,865(A)
Expenses:
  Operating Expenses..............................    132,278                             132,278
  General and Administrative......................     81,089                              81,089(B)
  Depreciation and Amortization...................     21,930                              21,930
                                                     --------                            --------
     Total Expenses...............................    235,297                             235,297
Income from Partnerships and Other Related Fees...    130,171                             130,171
                                                     --------                            --------
Operating Income..................................    134,739                             134,739(A)
Gain on Disposition...............................      9,412                               9,412
Interest Expense..................................         --         (39,656)(C)(D)      (40,955)
                                                                     --------            --------
                                                                       (1,299)(E)
                                                     --------        --------            --------
Income before Provision for Income Taxes..........    144,151         (40,955)            103,196
                                                                     --------            --------
Provision for Income Taxes........................     59,246         (16,382)(F)          42,864
                                                     --------        --------            --------
Net Income........................................   $ 84,905        $(24,573)           $ 60,332
                                                     ========        ========            ========
Earnings Per Share:
  Basic...........................................   $   0.50                            $   0.35
                                                     ========                            ========
  Diluted.........................................   $   0.50                            $   0.35
                                                     ========                            ========
Shares Used in Computing Earnings Per Share:
  Basic...........................................    170,765                             170,765
                                                     ========                            ========
  Diluted.........................................    171,065                             171,065
                                                     ========                            ========

       See notes to pro forma condensed consolidated financial statements

                           R.H. DONNELLEY CORPORATION
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                        FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                                      ---------------------------------------------
                                                      HISTORICAL    ADJUSTMENTS          PRO FORMA
                                                      -----------   ------------         ----------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues............................................   $ 24,344                           $ 24,344
Expenses:
  Operating Expenses................................      7,093                              7,093
  General and Administrative........................     17,695                             17,695(B)
  Depreciation and Amortization.....................      4,952                              4,952
                                                       --------                           --------
     Total Expenses.................................     29,740                             29,740
Income from Partnerships and Other Related Fees.....     25,642                             25,642
                                                       --------                           --------
Operating Income....................................     20,246                             20,246
Interest Expense....................................         --       $ (9,914)(C)(D)      (10,239)
                                                                      --------            --------
                                                                          (325)(E)
                                                       --------       --------            --------
Income before Provision for Income Taxes............     20,246        (10,239)             10,007
                                                                      --------            --------
Provision for Income Taxes..........................      8,098         (4,096)(F)           4,002
                                                       --------       --------            --------
Net Income..........................................   $ 12,148       $ (6,143)           $  6,005
                                                       ========       ========            ========
Earnings Per Share:
  Basic.............................................   $   0.07                           $   0.04
                                                       ========                           ========
  Diluted...........................................   $   0.07                           $   0.03
                                                       ========                           ========
Shares Used in Computing Earnings Per Share:
  Basic.............................................    171,153                            171,153
                                                       ========                           ========
  Diluted...........................................    172,396                            172,396
                                                       ========                           ========

       See notes to pro forma condensed consolidated financial statements

                           R.H. DONNELLEY CORPORATION
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                                   AS OF MARCH 31, 1998
                                                       ---------------------------------------------
                                                        HISTORICAL       ADJUSTMENTS      PRO FORMA
                                                       ------------     -------------    -----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA
ASSETS:
Cash and Cash Equivalents............................    $     17                         $      17
Other Current Assets.................................     136,703                           136,703
                                                         --------                         ---------
          Total Current Assets.......................     136,720                           136,720
Non-Current Assets...................................     222,454         $  10,500(G)      232,954
                                                         --------         ---------       ---------
          Total Assets...............................    $359,174         $  10,500       $ 369,674
                                                         ========         =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current Liabilities..................................    $ 50,527                         $  50,527
Long Term Debt.......................................          --         $ 500,000(C)      500,000
Other Liabilities....................................      62,760                            62,760
                                                         --------         ---------       ---------
          Total Liabilities..........................     113,287           500,000         613,287
Shareholders' Equity:
Preferred Stock, par value $1.00 per share,
  Authorized -- 10,000,000 shares
Common Stock, par value $1.00 per share,
  Authorized -- 400,000,000 shares; Issued --
  188,420,996 shares, less treasury shares of
  16,850,856.........................................     171,570                --         171,570
Retained Earnings (Deficit)..........................      74,317          (489,500)       (415,183)
                                                         --------         ---------       ---------
          Total Shareholders' Equity.................     245,887          (489,500)       (243,613)
                                                         --------         ---------       ---------
          Total Liabilities and Shareholders'
            Equity...................................    $359,174         $  10,500       $ 369,674
                                                         ========         =========       =========

       See notes to pro forma condensed consolidated financial statements

                           R.H. DONNELLEY CORPORATION
         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A. The pro forma condensed consolidated statement of operations for the year ended December 31, 1997 includes amounts related to the P-East business that was sold in December 1997 and will not be included in the results going forward. The following amounts were related to this business.

                                                              (IN THOUSANDS)
Revenues....................................................     $77,979
Operating Income............................................      10,969

B. Donnelley estimates a net increase in operating expense of as much as approximately $8.6 million annually associated with operating as a publicly owned company which is not reflected in the pro form condensed consolidated financial statements.

C. In connection with the Distribution, Donnelley borrowed $350 million under the New Credit Facility and issued $150 million of senior subordinated notes. The net proceeds of the Offering, along with Donnelley's borrowings under the New Credit Facility, were used (i) to repay indebtedness of D&B, primarily commercial paper, (ii) to pay costs and expenses related to the Distribution and (iii) to repay indebtedness of D&B to subsidiaries which are subsidiaries of New D&B. This $500 million of debt is an obligation of Donnelley. The debt is comprised of:

                                                            BANK FINANCING                               SENIOR
                                  ------------------------------------------------------------------  SUBORDINATED
                                   REVOLVER      A LOAN        B LOAN        C LOAN        TOTAL         NOTES
                                  -----------  -----------  ------------  ------------  ------------  ------------
    Amount......................  $50 million  $75 million  $125 million  $100 million  $350 million  $150 million
    Estimated Interest..........        7.19%        7.19%         7.44%         7.69%                       9.13%
    Estimated Financing Costs...                                                        $5.8 million  $4.7 million
    Estimated Financing Term....      6 years      6 years     7.5 years     8.5 years   6-8.5 years      10 years

    As of June 30, 1998, the weighted average interest rate under the New Credit Facility was 7.422%. Subsequent to borrowings under the New Credit Facility, Donnelley entered into 3 interest rate swap transactions with respect to the LIBOR component of the loans which converted part of its floating rates interest obligations to fixed rates. The swap transactions total in aggregate $175 million of the $350 million of loans under the New Credit Facility. As a result of the foregoing swaps, the weighted average interest rate is 7.517%. The swap agreements have terms of 3, 4 and 5 years. Therefore, at the end of the first 3 year period, the weighted average interest rate will change.

D. Gives effect to the interest expense on $500 million of debt based on a weighted average interest rate of 7.93% per annum.

E. Gives effect to the amortization of $10.5 million of estimated deferred financing costs related to the $500 million of debt. The deferred financing costs will be amortized over the life of the debt.

F. To reflect the tax effect of the pro forma adjustments at the statutory tax rate.

G. To reflect the $10.5 million of deferred financing costs related to the $500 million of debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion and analysis of financial condition and results of operations is prepared as if Donnelley Corp. was a stand-alone entity for all periods discussed. This discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.

OVERVIEW

     On June 3, 1998, the Board of Directors of the Parent Company declared the Distribution and announced that the Distribution would be effected on June 30, 1998. Following the Distribution, Donnelley Corp.'s only remaining subsidiary is Donnelley, and each of Donnelley Corp. and New D&B are independent, publicly-traded companies. In connection with the Distribution, the Parent Company has been renamed R.H. Donnelley Corporation and New D&B has been renamed The Dun & Bradstreet Corporation. Donnelley provides sales, marketing and publishing services for yellow pages directories and is the largest independent marketer of yellow pages advertising in the United States. Donnelley is also a leading provider of pre-press publishing services for yellow pages directories (including a majority of the directories for which it sells advertising). Donnelley has retained all the assets and liabilities related to yellow pages sales, marketing and publishing services after the Distribution. Donnelley is a wholly-owned subsidiary of Donnelley Corp. Donnelley Corp. has no other operations other than through the Donnelley subsidiary. Therefore, on a consolidated basis, the financial statements of Donnelley Corp. and Donnelley are substantially identical.

     The financial statements generally reflect the financial position, results of operations and cash flows of Donnelley Corp. as if it were a stand-alone entity for all periods presented. The financial statements include allocations of certain Parent Company corporate headquarters assets (including prepaid pension assets) and liabilities (including postretirement benefits) and expenses (including cash management, legal, accounting, tax, employee benefits, insurance services, data services and other Parent Company corporate overhead) relating to Donnelley's business which Donnelley's management believes to be reasonable. However, the costs of these services and benefits charged to Donnelley are not necessarily indicative of the costs that would have been incurred if Donnelley had performed or provided these functions as a separate entity. Donnelley estimates a net increase in general and administrative expenses associated with operating as an independent, publicly-traded company, which may be as much as approximately $8.6 million annually above the amount which was allocated in 1997 from the Parent Company.

     The financial information included herein may not necessarily reflect the results of operations, financial position, changes in shareholder's equity and cash flows of Donnelley Corp. in the future or what they would have been had it been a separate entity during the periods presented. The financial statements reflect effective tax rates of the Parent Company on a separate company basis. These rates do not reflect the historical benefit of the Parent Company's global tax planning actions which have resulted in lower consolidated tax rates. Historically, the Parent Company used a centralized cash management system to finance Donnelley's operations. Cash deposits from Donnelley's business were transferred to the Parent Company on a daily basis and the Parent Company funded Donnelley's disbursement bank accounts as required. No interest was charged on these transactions with the Parent Company. Donnelley will not continue to participate in New D&B's cash management system after the Distribution. Donnelley will have its own bank accounts and control the use of its cash.

     For purposes of governing certain of the ongoing relationships between New D&B, Donnelley Corp. and Donnelley after the Distribution and to provide for an orderly transition, Donnelley Corp. and New D&B entered into various agreements including a Distribution Agreement, Tax Allocation Agreement, Employee Benefits Agreement, Intellectual Property Agreement, Shared Transaction Services Agreement, Data Services Agreement and Transition Services Agreements. For further descriptions of these agreements see "Relationship Between Donnelley Corp. And The New Dun & Bradstreet Corporation After The Distribution".

     Donnelley earns income from three primary sources: sales commission revenues, publishing services revenues and partnership income and related fees. Sales commission revenues from Donnelley's Bell Atlantic operations and its Sprint sales agency operations are recognized by Donnelley when an advertising contract is signed with a customer. Sales commission revenues for advertising sales for the CenDon partnership, for which CenDon is the publisher, are recognized by Donnelley when a directory is published. Publishing services revenues are recognized by Donnelley on a straight-line basis as services are provided to a customer. Donnelley does not recognize the revenues of the DonTech or CenDon partnerships.

     Donnelley recognizes income from the DonTech partnership when an advertising contract is signed with a customer. Donnelley also receives direct fees ("Revenue Participation") from an affiliate of Ameritech, which are tied to advertising sales generated by the DonTech partnership. Donnelley recognizes income from the CenDon partnership when a directory is published. These items are included in income from partnerships and related fees.

RESULTS OF OPERATIONS

  Three Months ended March 31, 1998 Compared with Three Months ended March 31, 1997

     Gross advertising sales is the billing value of advertisements sold by the Company and DonTech. Gross advertising sales in the first quarter of 1998 increased by 116.2% over the corresponding period in the prior year, from $68.1 million in the first quarter of 1997 to $147.2 million in the first quarter of 1998. This increase is primarily due to a restructuring of the DonTech partnership and a corresponding change in the timing of the DonTech partnership's recognition of gross advertising sales. In the first quarter of 1997, DonTech recognized gross advertising sales when the related directories were published. As restructured, in the first quarter of 1998 and thereafter, DonTech recognizes gross advertising sales when a customer signs an advertising contract. As a result of the restructured DonTech partnership arrangement, gross advertising sales are recognized more evenly throughout the year and on an annual basis should not be materially different than during 1997. Also, in December 1997, Donnelley sold its East Coast proprietary yellow pages business ("P-East"). Excluding DonTech's gross advertising sales of $10.0 million in the first quarter of 1997 and $75.6 million in the first quarter of 1998 and P-East's gross advertising sales of $1.5 million in the first quarter of 1997, gross advertising sales increased 26.3%, from $56.6 million in 1997 to $71.6 million in 1998. The increase is primarily due to a shift in advertising sales in Donnelley's Bell Atlantic markets from 1997 to 1998 due to the rescheduling of certain directories in these markets; gross advertising sales in these markets increased by $15.1 million in the first quarter of 1998 compared to the first quarter of 1997, from $53.4 million in 1997 to $68.5 million in 1998.

     Revenues are derived from commissions related to advertising sales and do not include revenues generated by sales of advertising by the DonTech partnership. Revenues increased from $20.2 million in the first quarter of 1997 to $24.3 million in the first quarter of 1998. Excluding P-East revenues of $0.6 million in the first quarter of 1997, revenues increased by 24.4%, from $19.6 million in the first quarter of 1997 to $24.3 million in the first quarter of 1998. This increase was primarily due to the timing shift in Donnelley's Bell Atlantic markets discussed above, which resulted in a $3.1 million increase in revenues in those markets, from $12.9 million in the first quarter of 1997 to $16.0 million in the first quarter of 1998. In 1997, scheduling shifts for certain directories in the Bell Atlantic region affected the timing of Donnelley servicing those directories' customers and recording revenues, which resulted in a shift of revenue into the first quarter of 1998. Publishing revenues increased by $1.8 million, from $5.8 million in the first quarter of 1997 to $7.6 million in the first quarter of 1998 due to revenues for publishing services which Donnelley began providing to Yellow Book USA, L.P. in 1998.

     Partnership income and related fees increased by $20.2 million in the first quarter of 1998, from $5.4 million in the first quarter of 1997 to $25.6 million in the first quarter of 1998. Donnelley receives partnership income and related fees primarily from two sources, the CenDon partnership and the DonTech partnership. Donnelley receives 50% of the profits generated by the CenDon partnership. Donnelley receives a percentage share of the profits generated by the DonTech partnership (which percentage share is 50% under the restructured DonTech partnership arrangement) and, beginning in the third quarter of 1997, also receives direct fees (Revenue Participation) from an affiliate of Ameritech which are tied to advertising sales generated by the DonTech partnership. These items are included in income from partnerships and related fees. Due to the DonTech restructuring discussed above, Donnelley recorded $20.0 million of partnership income and related fees from DonTech's operations in the first quarter of 1998, compared to $1.0 million in the first quarter of 1997, an increase of $19.0 million. Donnelley's partnership income from CenDon increased 27.3% in the first quarter of 1998, from $4.4 million in the first quarter of 1997 to $5.6 million in the first quarter of 1998 due to sales performance in the Company's markets that was well above industry averages.

     Donnelley's operating and general and administrative expenses increased from $22.5 million in the first quarter of 1997 to $24.8 million in the first quarter of 1998. Excluding P-East operating expenses of $1.4 million in the first quarter of 1997, these costs increased by $3.7 million, from $21.1 million in the first quarter of 1997 to $24.8 million in the first quarter of 1998. For interim reporting purposes, Donnelley recognizes certain expenses on a percentage-of-advertising-sales basis. Consequently, since gross advertising sales in Donnelley's Bell Atlantic markets increased in the first quarter of 1998 as compared to the first quarter of 1997 as discussed above, operating and general and administrative expenses in these markets increased from $6.5 million in the first quarter of 1997 to $10.5 million in the first quarter of 1998.

     Donnelley's net income before taxes in the first quarter of 1998 was $20.2 million compared to a loss of $2.3 million in the first quarter of 1997. Excluding P-East operating results in the first quarter of 1997, net income before taxes was a loss of $1.4 million. Prior to the DonTech restructuring discussed above, Donnelley's operating results in the first quarter were significantly below its operating results in other quarters due to the relatively few directories that were published in the first quarter as compared to other quarters. The net income increase in the first quarter of 1998 is primarily due to the DonTech restructuring, which resulted in the significant increase in partnership income and related fees, also discussed above. In addition, Donnelley recorded equity earnings from the CenDon partnership of $5.6 million in the first quarter of 1998 as compared to $4.4 million in the first quarter of 1997.

  Year ended December 31, 1997 Compared with Year ended December 31, 1996

     Gross advertising sales is the billing value of advertisements sold by the Company. Gross advertising sales in 1997 decreased 4.3%, from $1,115.6 million in 1996 to $1,067.2 million in 1997. In December 1997, Donnelley sold its East Coast proprietary yellow pages business (P-East) and in May 1996, Donnelley sold its West Coast proprietary yellow pages business ("P-West"). The decline in gross advertising sales in 1997 was primarily due to the sale of P-East, which accounted for gross advertising sales of $87.8 million in 1996 and $73.8 million in 1997, and the expiration of Donnelley's contract with Cincinnati Bell during August 1997, which led to a reduction in the related gross advertising sales from that contract from $65.0 million in 1996 to $50.1 million in 1997. Gross advertising sales in the Company's other markets, after adjusting for P-West's gross advertising sales of $2.1 million in 1996, decreased by 1.8%, from $960.6 million in 1996 to $943.4 million in 1997 due to lower sales for Bell Atlantic directories because of the rescheduling of certain directories in those markets, which created a shift in sales from 1997 to 1998. This decline was partially offset by gross advertising sales growth in Donnelley's Sprint markets (primarily Las Vegas), which was well above industry average levels. DonTech's gross advertising sales also increased by 1.3%, from $403.5 million in 1996 to $408.6 million in 1997.

     Revenues are derived from commissions related to advertising sales and do not include revenues generated by sales of advertising by the DonTech partnership. Revenues decreased from $270.0 million in 1996 to $239.9 million in 1997, primarily reflecting the sale of P-East and the expiration of Donnelley's contract with Cincinnati Bell. Adjusted for P-East revenues of $95.1 million in 1996 and $78.0 million in 1997, P-West revenues of $2.2 million in 1996 and Cincinnati Bell revenues of $17.1 million in 1996 and $13.1 million in 1997, the Company's revenues declined 4.4% from $155.6 million in 1996 to $148.8 million in 1997. Revenues were adversely affected by scheduling shifts in the publication schedules for certain Bell Atlantic directories, which resulted in a 9.9% decrease in revenues for Donnelley in its Bell Atlantic markets, from $95.9 million in 1996 to $86.4 million in 1997. This decrease was partially offset by a 7.7% increase in revenues in Donnelley's Sprint markets, from $37.0 million in 1996 to $39.9 million in 1997; revenue growth was especially strong in Las Vegas, where directories are published semi-annually due to the strong economic growth in the Las Vegas market and resulting above-average growth in yellow pages advertising.

     Partnership income and related fees decreased in 1997 by 2.1%, from $132.9 million in 1996 to $130.2 million in 1997. Donnelley receives partnership income primarily from two sources, the CenDon partnership and the DonTech partnership. Donnelley receives 50% of the profits generated by the CenDon partnership. Donnelley receives a percentage share of the profits generated by the DonTech partnership (which percentage share is 50% under the restructured DonTech partnership arrangement) and, beginning in the third quarter of 1997, also receives direct fees (Revenue Participation) from an affiliate of Ameritech which are tied to advertising sales generated by the DonTech partnership. These items are included in income from partnerships and related fees. Donnelley's income related to DonTech declined 4.3% in 1997, from $121.4 million in 1996 to $116.2 million in 1997, primarily due to a contractual reduction in Donnelley's share of DonTech's profits. In 1990, Donnelley accepted such contractual reductions in its share of DonTech's profits in return for amending the DonTech partnership agreement so that it would have no termination date, and these contractual reductions ended in 1997. A portion of the decline was also due to sales and production inefficiencies that arose from an unbalanced production schedule in which the majority of the directories with which DonTech is affiliated were published in the fourth quarter. In 1997, a two-year program was instituted that is intended to correct the imbalance and increase the effectiveness of DonTech's sales force and support operations. Donnelley's partnership income from CenDon increased 25.8% in 1997 from $9.7 million in 1996 to $12.2 million in 1997 due to sales growth in CenDon's Las Vegas markets that was well above industry averages.

     Donnelley's 1997 operating and general and administrative expenses decreased by 2.7%, from $219.3 million in 1996 to $213.4 million in 1997. Excluding operating and general and administrative expenses related to P-East ($75.1 million in 1996 and $66.2 million in 1997) and P-West ($1.9 million in 1996), these costs increased by 3.4%, from $142.3 million in 1996 to $147.2 million in 1997. The increase is primarily due to $4 million in start-up costs that were expensed in 1997 for Donnelley's new proprietary Cincinnati directories, which are scheduled to be published in the third quarter of 1998.

     Depreciation and amortization increased from $16.2 million in 1996 to $21.9 million in 1997, principally due to the first full year of depreciation and amortization costs related to the $40 million investment made in 1995 and 1996 for the software, equipment and start-up costs of Donnelley's new publishing center in Raleigh, North Carolina. The depreciation and amortization costs on this investment were approximately $4 million in 1996 and approximately $9 million in 1997.

     Donnelley's net income before taxes for 1997 was $144.2 million compared to $138.9 million for 1996. Excluding the gain on the sale of P-East of $9.4 million and the operating results of P-East of $11.0 million in 1997, net income before taxes was $123.8 million in 1997. Excluding the loss on the sale of P-West of $28.5 million and the operating results of P-East ($19.2 million) and P-West ($0.6 million loss) in 1996, net income before taxes was $148.8 million in 1996. The net income decline was primarily due to several factors discussed above, including (i) the rescheduling of certain directories in Donnelley's Bell Atlantic markets, (ii) a decrease in Donnelley's share of partnership income from DonTech, (iii) the first full year of amortization costs related to Donnelley's new publishing facility and (iv) expensed start-up costs for the new proprietary Cincinnati directories.

  Year ended December 31, 1996 Compared with Year ended December 31, 1995

     Gross advertising sales in 1996 decreased 2.7% compared to the prior year, from $1,145.9 million in 1995 to $1,115.6 million in 1996. Excluding gross advertising sales from P-East and P-West, which declined from $133.4 million in 1995 to $89.9 million in 1996 due to the mid-year sale of P-West in 1996 and the resulting recognition of less than a full year of advertising sales from P-West, gross advertising sales increased 1.3% from $1,012.6 million in 1995 to $1,025.6 million in 1996. This increase was primarily due to a 9.2% increase in gross advertising sales in Sprint markets, which was primarily driven by the high level of economic growth in the Las Vegas market. DonTech's gross advertising sales decreased by 1.9%, from $411.3 million in 1995 to $403.5 million in 1996, primarily because DonTech's gross advertising sales in 1995 were benefitted by extensions in the publishing cycles for certain of its directories.

     Revenues decreased from $312.9 million in 1995 to $270.0 million in 1996, primarily due to the sale of Donnelley's P-West operations in May 1996; P-West accounted for revenues of $45.0 million in 1995 and $2.2 million in 1996. Excluding the revenues of P-West and P-East (which was sold in December 1997), which were $140.1 million in 1995 and $97.3 million in 1996, Donnelley's revenues were essentially flat with $172.8 million of revenues in 1995 and $172.7 million in 1996. Revenue growth in Donnelley's Sprint markets was 7.2%, from $34.5 million in 1995 to $37.0 million in 1996. This growth was partially offset by a revenue decline of 4.2% in Donnelley's Bell Atlantic markets from $100.1 million in 1995 to $95.9 million in 1996, which was due to the scheduling shift, discussed above, in the publication dates of certain Bell Atlantic directories, and a one-time contractual decrease in Donnelley's sales commission.

     Partnership income decreased in 1996 by 3.1%, from $137.2 million in 1995 to $132.9 million in 1996. Donnelley's partnership income from DonTech declined 3.3% in 1996, from $125.6 million in 1995 to $121.4 million in 1996, primarily due to the contractual decrease, discussed above, in Donnelley's share of DonTech's profits and the benefit in 1995 from extending the publishing cycles for certain directories. Donnelley's partnership income from CenDon was essentially flat in 1996 compared to 1995 with $9.5 million in 1995 and $9.7 million in 1996. Donnelley's 1995 partnership income from CenDon included a reversal of prior year excess provision accruals of $1.5 million.

     Donnelley's 1996 operating costs and general and administrative expenses decreased by 6.0%, from $233.3 million in 1995 to $219.3 million in 1996. Excluding operating and general and administrative expenses related to P-East ($73.1 million in 1995 and $75.1 million in 1996) and P-West ($43.2 million in 1995 and $1.9 million in 1996), and a one-time reversal of prior year excess provision accruals of $19.9 million in 1995, these expenses increased from $136.9 million in 1995 to $142.3 million in 1996 primarily due to costs associated with shifting operations to the new Raleigh publishing center and legal fees incurred in litigation (which has since been concluded) involving its Illinois markets.

     Depreciation and amortization was essentially flat in 1996 compared to 1995 with $16.3 million in 1995 and $16.2 million in 1996.

     Donnelley's net income before taxes for 1996 was $138.9 million compared to $182.8 million for 1995. Excluding the loss on the sale of P-West of $28.5 million in 1996 and the operating results of both P-East ($21.3 million in 1995 and $19.2 million in 1996) and P-West ($1.0 million in 1995 and a $0.6 million loss in 1996), net income before taxes was $148.8 million in 1996 compared to $160.5 million in 1995. A non-recurring charge of $17.7 million was also recorded in 1995 related to the closing of the Terre Haute publishing facility. After adjusting for this non-recurring charge and the $19.9 million reversal of bad debt reserves in 1995 discussed above, net income before taxes for 1996 compared to 1995 was $148.8 million and $158.3 million, respectively. This variance was primarily caused by Donnelley's lower sales commission rate, discussed above, on sales in its Bell Atlantic markets in 1996, costs associated with shifting operations to the new Raleigh publishing center and legal fees, and the benefit to 1995 results from extending the publishing cycles for certain DonTech directories.

  Restructuring Charge

     In 1995, Donnelley recorded a restructuring charge of $17.7 million for the closing of the Terre Haute publishing facility. The charge included fixed asset write-offs, as well as severance (cash outlays were made primarily in 1996 and 1997), legal costs (cash outlays were made in 1996) and a reserve for additional advertising claims expected to result from the conversion to the Raleigh publishing center. Donnelley moved its publishing operations from Terre Haute, Indiana to Raleigh, North Carolina to enhance its integrated, cost-effective advertising sales and publishing services. It is expected that this investment will result in improved productivity, quality and cycle times. To date, Donnelley has been able to reduce publishing costs by approximately 30% and publishing cycle times by approximately 50%.

  Income Taxes

     The financial statements reflect effective tax rates of Donnelley on a separate company basis. Donnelley's effective tax rates were 40.7%, 43.8% and 41.1% in 1995, 1996 and 1997, respectively. The increase in the rate in 1996 is related to non-deductible capital losses related to the sale of P-West which increased the rate by 2.8%.

CHANGES IN FINANCIAL POSITION AT MARCH 31, 1998 COMPARED WITH DECEMBER 31, 1997

     Donnelley's accounts receivable, net, decreased by $12.3 million in the first quarter of 1998, primarily due to the collection of Bell Atlantic and CenDon year-end receivables, which was partially offset by an increase in receivables related to the DonTech partnership. This decrease is consistent with prior years.

     Donnelley's total liabilities decreased by $10.3 million in the first quarter of 1998, primarily due to the payment of year-end accrued liabilities such as bonuses. This decrease is consistent with prior years.

CHANGES IN FINANCIAL POSITION AT DECEMBER 31, 1997 COMPARED WITH DECEMBER 31,
1996

     Donnelley's accounts receivable, net, decreased $22.3 million in 1997 primarily due to the sale of P-East assets, including receivables of $61.9 million at December 31, 1996. This was off set by the recording of a receivable for the Revenue Participation portion of the DonTech agreement ($51.6 million), which arose due to the DonTech restructuring discussed above. In addition, receivables also decreased due to delays in publication of certain directories in the markets served by Bell Atlantic, which created lower revenues and lower year-end receivables in 1997.

     Donnelley's total liabilities remained essentially flat at $123.6 million in 1997 as compared to $123.0 million in 1996. A decrease of $19.5 million in the deferred income tax liability and a decrease in liabilities as a result of the sale of P-East were offset by a related increase in reserves in connection with the sale.

LIQUIDITY AND CAPITAL RESOURCES

  Three Months ended March 31, 1998 Compared with Three Months ended March 31, 1997

     Cash and cash equivalents for the quarters ending March 31, 1998 and March 31, 1997 were $17,000 and $64,000, respectively. These balances reflect the Parent Company's centralized cash management system, where historically cash deposits were transferred to the Parent Company on a daily basis and the Parent Company funded Donnelley's disbursement bank accounts as required.

     Net cash provided by operations was $27.4 million in the first quarter of 1998 and $57.7 million in the first quarter of 1997, a decrease of $30.3 million. Excluding cash provided by P-East in the first quarter of 1997 of $7.4 million, cash provided by operations in the first quarter of 1998 decreased by $22.9 million. The decrease in 1998 is primarily due to a change in the timing of cash receipts from DonTech related to the DonTech restructuring discussed above.

     Net cash used in investing activities was $2.5 million in the first quarter of 1998, compared to $8.7 million in the first quarter of 1997. This decrease is a result of an increased amount of capital spending, primarily on computer equipment and furniture and fixtures, in 1997 in connection with office moves made in late 1996.

     Net cash used in financing activities represents cash transferred to the Parent Company throughout the quarter. As stated above, historically all cash deposits have been transferred to the Parent Company on a daily basis and the Parent Company has funded Donnelley's disbursement bank accounts as required. The net amounts transferred to the Parent Company were $24.9 million in the first quarter of 1998 and $49.0 million in the first quarter of 1997. The increased transfer in 1997 is primarily due to higher amounts of cash received from the DonTech and CenDon partnerships and from P-East receivables.

  Years Ended December 31, 1997, 1996 and 1995

     Cash and cash equivalents for the years ended 1995, 1996 and 1997 were $1.4 million, $60,000 and $32,000, respectively. These balances reflect the Parent Company's centralized cash management system, where historically cash deposits were transferred to the Parent Company on a daily basis and the Parent Company funded Donnelley's disbursement bank accounts as required. The 1995 balance reflects certain marketable securities held by Donnelley.

     Net cash provided by operations was $136.6 million, $100.5 million and $99.7 million in 1995, 1996 and 1997, respectively. In 1997, Donnelley received cash from its partnerships in excess of the related income that was recorded; consequently, investments in partnerships decreased in 1997. Investments in partnerships also declined in 1997 due to the DonTech restructuring discussed above, as the Revenue Participation portion of DonTech-related income is recorded in accounts receivable, as compared to 1996 and 1995 when all DonTech-related income was recorded as a component of investments in partnerships. The investment in partnerships account will increase or decrease in the future depending on the operating results of DonTech and CenDon and the related amounts of cash disbursements that Donnelley receives. After the Distribution, Donnelley has approximately $50 million of unused capacity available under the Revolving Facility, which will be used as necessary to off set any fluctuations in liquidity caused by the timing of cash receipts from DonTech and CenDon. The decrease from 1995 to 1996 was due to an increase of accounts payable in 1995.

     Net cash provided from investing activities in 1997 was $105.7 million, which was primarily derived from the sale of the P-East business for $122.0 million in cash. Net cash used in investing activities in 1995 and 1996 was $43.0 million and $16.5 million, respectively. In both years there was an increased amount of capital spending on property and equipment and computer software.

     The majority of capital spending for Donnelley is computer hardware, software and upgrades for its production and operating systems. Capital spending excluding computer software in 1995, 1996 and 1997 was $19.3 million, $16.0 million and $9.1 million, respectively. Computer software spending for those years was $23.7 million, $21.9 million and $7.2 million, respectively. The increased spending in 1995 and 1996 is due to the investment Donnelley has made in its new publishing facility in Raleigh, North Carolina, which totaled approximately $23 million in 1995 and approximately $18 million in 1996. Net of the Raleigh investment, capital and computer software spending in 1995, 1996 and 1997 was $20.0 million, $19.9 million and $16.3 million, respectively. Currently, Donnelley has no material commitments for capital expenditures.

     Net cash used in financing activities represents cash transferred to the Parent Company throughout the year. As stated above, all cash deposits were transferred to the Parent Company on a daily basis and the Parent Company funded Donnelley's disbursement bank accounts as required. The net amounts transferred to the Parent Company were $92.1 million, $85.4 million and $205.4 million in 1995, 1996 and 1997, respectively. The 1997 transfer includes the proceeds received from the sale of P-East.

     In connection with the Distribution, Donnelley issued the Notes and borrowed approximately $350 million under the New Credit Facility. The net proceeds of the Offering and the borrowings under the New Credit Facility were dividended to the Parent Company to be used (i) to repay indebtedness of the Parent Company, primarily commercial paper, (ii) to pay costs and expenses related to the Distribution and (iii) to repay indebtedness of the Parent Company to subsidiaries of New D&B. This approximately $500 million of debt is an obligation of Donnelley after the Distribution. As of March 31, 1998, after giving pro forma effect to the indebtedness described above and the application of the estimated net proceeds therefrom, Donnelley has approximately $500 million of indebtedness and a shareholder's deficit of approximately $244 million. The projected future interest expense, after tax, on the $500 million of debt will result initially in a reduction to net income of approximately $25 million per year. Donnelley has $50 million of unused capacity available under the Revolving Facility portion of the New Credit Facility. Loans obtained under the New Credit Facility mature in the amounts of $2.25 million, $6.0 million, $13.5 million, $17.25 million, $21.0 million, $28.5 million, $38.5 million, $81.0 million and $92.0 million in the first through ninth years, respectively, of the New Credit Facility. See "Description of New Credit Facility". Donnelley believes, based on current circumstances, that Donnelley's cash flow, together with available credit capacity under the New Credit Facility, will be sufficient to permit Donnelley to meet its operating expenses and capital expenditures and to service its debt requirements as they become due for the foreseeable future.

ADOPTION OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. Donnelley adopted the statement in 1998. The adoption of SFAS No. 130 will have no impact on Donnelley's results of operations, financial position and cash flows.

     Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which revises disclosure requirements about operating segments and establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 requires that public business enterprises report financial and descriptive information about their reportable operating segments. The statement will be adopted by Donnelley effective December 31, 1998 and will require restatement of prior years. Donnelley is in the process of evaluating the disclosure requirements. The adoption of SFAS No. 131 will have no impact on Donnelley's results of operations, financial position or cash flows.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132"). SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. Restatement of disclosures for earlier periods provided for comparative purposes is required unless the information is not readily available, in which case the notes to the financial statements should include all available information and a description of the information not available. Donnelley is in the process of evaluating the disclosure requirements. The adoption of SFAS No. 132 will have no impact on Donnelley's results of operations, financial position or cash flows.

     In June, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Restatement of prior period financials are not required. Donnelley is in the process of evaluating the effect this statement will have on its financial statements and footnote disclosures.

YEAR 2000

     The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions.

     As part of its Year 2000 compliance program, many of Donnelley's currently installed computer systems and software products have been tested for Year 2000 problems and Donnelley anticipates that these computer systems and software products will be fully Year 2000 compliant. Also, Donnelley is requesting assurances from all software vendors from which it has purchased or licensed or from which it may purchase or license software that such software will correctly process all date information at all times. Through continued modifications to existing software and conversions to new software, Donnelley believes that it will be able to mitigate its exposure to the Year 2000 problem before 2000. However, if continued modifications and conversions are not made, or are not timely completed, the Year 2000 problem could have a material adverse effect on Donnelley's operating results and financial condition.

     Donnelley plans to have its Year 2000 compliance program substantially completed by the end of 1998. In 1997, Donnelley spent approximately $0.5 million addressing the Year 2000 problem and has budgeted expenditures of approximately $4.4 million for 1998 and approximately $0.3 million for 1999. These costs will be funded through cash flows from operations.

     In addition, it is possible that certain computer systems or software products with which Donnelley's computer systems, software, databases or other technology interface or are integrated or those of third parties with which Donnelley maintains business relationships may not accept input of, store, manipulate and output dates in the year 2000 or thereafter without error or interruption. Donnelley has conducted a review of its computer systems to attempt to identify ways in which its systems could be affected by interface- or integration-related or third-party problems in correctly processing date information. Donnelley is also querying applicable third parties with which it maintains business relationships as to their progress in identifying and addressing their Year 2000 problems. However, there can be no assurance that Donnelley will identify all interface- or integration-related or third-party date-handling problems in advance of their occurrence, or that Donnelley will be able to successfully remedy problems that are discovered. The expenses of Donnelley's efforts to identify and address such problems, or the expenses or liabilities to which Donnelley may become subject as a result of such problems, could have a material adverse effect on its operating results and financial condition.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New
York City time, on [            ], 1998; provided, however, that if the Company,
in its sole discretion,
has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

     As of the date of this Prospectus, $150,000,000 aggregate principal amount at maturity of the Old Notes was outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about the date set forth on the cover page to all holders of Old Notes at the addresses set forth in the security register with respect to Old Notes maintained by the Trustee (as defined in "Description of the Notes"). The Company's obligations to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth under "Certain Conditions to the Exchange Offer" below.

     The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance of any Old Notes, by giving oral or written notice of such extension to the Exchange Agent and notice of such extension to the holders as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

     The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or under the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the Commission thereunder.

PROCEDURES FOR TENDERING OLD NOTES

     The tender to the Company of Old Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to The Bank of New York (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, (i) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, (ii) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal or (iii) the holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE

TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than the person signing the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder with the signature thereon guaranteed by an Eligible Institution.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

     If the Letter of Transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, such Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the Old Notes.

     If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by the Company, proper evidence satisfactory to the Company of its authority to so act must be submitted.

     By tendering, each holder will represent to the Company that, among other things, (i) the Exchange Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, (ii) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes, (iii) if the holder is not a broker-dealer, or is a broker-dealer but will not receive Exchange Notes for its own account in exchange for Old Notes, neither the holder nor any such other person is engaged in or intends to participate in the distribution of such Exchange Notes and (iv) neither the holder nor any such other person is an "affiliate", as defined under Rule 405 of the Securities Act, of the Company. If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes received in exchange for such Old Notes.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the Exchange Notes promptly after acceptance of the Old Notes. See "-- Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

     In all cases, issuance of Exchange Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if certificates representing Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

INTEREST ON THE EXCHANGE NOTES

     Cash interest on the Notes will accrue at the rate of 9 1/8% per annum and will be payable in cash semi-annually on each June 1 and December 1, commencing on December 1, 1998. No interest will have accrued on the Old Notes on the date of the exchange for the Exchange Notes and therefore no interest will be paid thereon to the holders.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer promptly after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Notes by causing the Book-Entry Transfer Facility to transfer such Notes into the Exchange Agent's account in accordance with the Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP") procedures for transfer. However, the exchange for the Notes so tendered will only be made after timely confirmation of such book-entry transfer of Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility and received by the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant tendering Notes that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.

GUARANTEED DELIVERY PROCEDURES

     If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates of all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

     Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any note of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provisions of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer if, at any time before the acceptance of such Old Notes for exchange or the exchange of the Exchange Notes for such Old Notes, such acceptance or issuance would violate applicable law or any interpretation of the staff of the Commission.

     The foregoing condition is for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, the Company will not accept for exchange any Old Notes tendered, and no Exchange Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "TIA").

EXCHANGE AGENT

     The Bank of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:
                                  Deliver To:
                      The Bank of New York, Exchange Agent
                              By Mail or By Hand:

                                   Attention:
                                 By Facsimile:
                             Confirm by Telephone:

     DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

     The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates. No additional compensation will be paid to any such officers and employees who engage in soliciting tenders. The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be
$[          ].

TRANSFER TAXES

     Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register Exchange Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act. The Company believes that, based upon interpretations contained in letters issued to third parties by the staff of the Commission, Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by each holder thereof (other than a broker-dealer, as set forth below, and any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. If any holder has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company does not currently intend to take any action to register or qualify the Exchange Notes for resale in any such jurisdictions.

                                    BUSINESS

THE COMPANY

     The Company is the largest independent marketer of yellow pages advertising in the United States. The Company sold over $1 billion of advertising in 1997 and is the leader in all of its major markets. Donnelley is also a leading provider of pre-press publishing services for yellow pages directories (including a majority of the directories for which it sells advertising). In operation since 1886, the Company provides services to over 300 directories, including providing advertising sales for over 270 directories in 13 states which collectively had a total circulation of approximately 30 million in 1997. The Company has a diversified customer base of approximately 500,000 businesses, many of which rely on yellow pages directories as their principal or sole form of advertising. Over the past three years, the Company achieved average advertising sales renewal rates ranging from 100% to 90% in its major markets.

     Donnelley is strategically aligned on a long-term basis with the established, leading telephone service provider (the incumbent telephone company) in each of its major markets, which include Illinois (including Chicago), New York State (including New York City), Nevada (primarily Las Vegas) and Florida (including Tallahassee and Orlando). The Company provides yellow pages advertising marketing and sales in these markets through long-term contractual agreements with subsidiaries of these incumbent telephone companies, which are Ameritech, Bell Atlantic and Sprint. Donnelley has the DonTech partnership with no expiration date with a subsidiary of Ameritech and long-term contracts with subsidiaries of Sprint and Bell Atlantic which extend through 2004 and 2005, respectively. These relationships allow the incumbent telephone companies to gain the benefits of Donnelley's long-term presence in its markets, yellow pages marketing and publishing expertise, established infrastructure and performance-focused, non-union sales force. The Company benefits from its relationship with the incumbent telephone company's yellow pages directories, which are the leading directories in terms of numbers of advertisers, utilization and distribution in the majority of the Company's markets.

     Management believes that Donnelley's competitive strengths and business strategy position it to take advantage of significant business opportunities and anticipated industry trends, including (i) opportunities for yellow pages advertising sales growth within the Company's existing markets, (ii) the potential outsourcing of yellow pages operations by local telephone companies (including those companies with which Donnelley is currently affiliated) in new markets and (iii) the increasing use of the yellow pages sales channel across other advertising media (such as yellow pages advertising on cable television and the Internet).

     Management has completed several actions that it believes will position the Company for these future growth opportunities and improve earnings stability, including the completion of Donnelley's new publishing center in Raleigh, North Carolina and the restructuring of the DonTech relationship with Ameritech and the rescheduling of related directories. In addition, Donnelley sold the majority of its proprietary yellow pages operations as part of its primary objective of focusing on long-term alliances with major telephone service providers. In December 1997, Donnelley sold for $122 million its East Coast proprietary yellow pages operations, which included 34 directories in certain mid-Atlantic states. In May 1996, Donnelley sold for $22 million its West Coast proprietary yellow pages operations, which included 18 directories in southern California.

     Donnelley's principal executive offices are located at One Manhattanville Road, Purchase, NY 10577 and its telephone number is (914) 933-6400.

COMPETITIVE STRENGTHS

     Donnelley believes that it has been able to maintain long-term telephone company relationships through the quality of its sales force and marketing techniques and its advanced technology and product innovation. Based on these attributes and its extensive yellow pages expertise, Donnelley has been able to successfully manage significant strategic relationships with incumbent telephone companies and complex systems integration issues inherent in its business. Donnelley believes that it has a strong competitive advantage in each of its markets primarily due to the following:

     Largest Independent Marketer of Yellow Pages Advertising. In 1997, the Company sold over $1 billion of yellow pages advertising, accounting for approximately 9% of the $11.4 billion of yellow pages advertising sold in the U.S. All other independent marketers of yellow pages advertising combined accounted for only 7% of total U.S. yellow pages advertising sales. Donnelley's market leadership position, scale of operations and long-standing relationships with incumbent telephone companies uniquely position it to capitalize on future growth opportunities by expanding its current relationships into new markets, developing new relationships and capturing potential yellow pages outsourcing opportunities.

     High Rates of Advertising Sales Renewal. The Company has achieved high and stable advertising sales renewal rates, with three-year averages of approximately 91% overall, including 92% in Chicago, 90% in New York City, 100% in Las Vegas and 90% in Orlando. For many businesses, yellow pages directory advertising is their principal or sole form of advertising due to its relatively low cost, widespread distribution, lasting presence and high consumer usage. These positive features are especially present in an incumbent telephone company's directories, which are frequently a company's first choice for advertising. Donnelley is affiliated with the incumbent local telephone company in each of its major markets.

     Leading Directory Market Shares. In each of the Company's major markets, the directory with which the Company is affiliated has a commanding market share, based on directory usage. These markets include Chicago (with a 98% market share in 1996, the latest date for which data is available), New York City (97% in 1997) and Las Vegas (95%), as well as Donnelley's markets in New York State (90%) and other regions. Management believes that these directories will continue to enjoy a leading market share because of their affiliation with incumbent telephone companies and high-quality, and the Company's established relationships with advertisers and economies of scale. Management also believes that these directories are utilized more than any other directories by both residential and business consumers in its major markets.

     Stable Underlying Business Fundamentals. Donnelley's advertising sales and profitability are derived primarily from yellow pages advertising sales pursuant to long-term contractual relationships with subsidiaries of several of the country's largest local telephone service providers. Its relationships with Ameritech, Bell Atlantic and Sprint began in 1908, 1909 and 1980, respectively. Furthermore, the Company's business is characterized by a high level of recurring advertising sales, leading market share positions and the geographic and industry diversification of its over 500,000 advertisers. Management believes that these underlying business fundamentals, in combination with Donnelley's predictable cost structure and capital expenditure requirements, provide Donnelley with a solid base from which to grow.

     Experienced Management Team. Donnelley has assembled a strong and experienced management team at both the corporate and operating levels. Donnelley's management is responsible for the Company's long-term relationships with incumbent telephone companies and its market leadership position. In addition, Donnelley's account managers average over 12 years of experience in the yellow pages industry.

BUSINESS STRATEGY

     The Company has identified its major sources of potential growth and has developed a business strategy to capitalize on these opportunities. Principal elements of the Company's business strategy include:

     Grow the Core Business in Existing Markets. The Company has developed specialized sales and marketing techniques and infrastructure in order to increase advertising sales. The Company leverages sophisticated information systems, access to the local telephone company's extensive telephone subscriber databases and its experienced sales management team in order to (i) better identify, segment and prioritize profitable sales opportunities, (ii) ensure continuity with existing customers,
(iii) identify the most cost-effective customer contact method (e.g., mail, telephone or on-site visits) and (iv) assign industry specialists, who offer customized products and services, to certain high-potential accounts. Furthermore, the Company attempts to increase advertisements and revenue per customer by (i) encouraging the use of larger advertisements, specialized type face and other graphic features, including color, (ii) increasing the number of headings in directories and (iii) providing advertising sales for regional, neighborhood, bilingual and foreign language directories that complement directories with greater geographic coverage.

     Capture Potential Outsourcing Opportunities in New Markets. Management anticipates that local telephone service providers, which accounted for 84% of total U.S. yellow pages advertising sales in 1997, will outsource an increasing amount of their non-core business, including yellow pages advertising sales and publishing. Management believes that Donnelley is well positioned to leverage certain of its existing strategic relationships into new markets and to capture other potential outsourcing opportunities due to (i) Donnelley's extensive experience and proven track record of success, (ii) its ability to provide a cost-effective, integrated yellow pages advertising and publishing solution and
(iii) its neutral position as a non-competitor to local telephone service providers. In addition, in May 1998 Donnelley became the exclusive advertising sales agent, beginning with directories published in 1999, for Bell Atlantic's 26 yellow pages directories in the greater Buffalo area, which were previously outsourced by Bell Atlantic to another third-party marketer.

     Leverage Existing Account Relationships to New Advertising Media. The Company's strategy is to provide its small to medium-sized advertisers with an integrated solution to their advertising needs. For many of these businesses, printed yellow pages advertising historically has been their principal form of advertising, and in recent years an increasing number have been seeking to expand their advertising programs. Donnelley began selling yellow pages-style advertising for airing on cable television stations in 1995 and for placement on the Internet in late 1996, and management believes that it has the opportunity to expand its core business and cross-sell these growing advertising media to its current customer base. In addition, certain local telephone companies have expressed an interest in using Donnelley's established yellow pages sales channels to market their telecommunications products and services in the current, more competitive local telephone market.

     Capitalize on New Technology and Established Infrastructure. In mid-1997, Donnelley completed its $40 million publishing center in Raleigh, North Carolina. Donnelley believes that this investment and its established infrastructure are critical to marketing its yellow pages advertising sales and publishing services to potential outsourcers. The new publishing center has enabled Donnelley to reduce publishing costs by approximately 30% and publishing cycle times by approximately 50%. The publishing center utilizes state-of-the-art digital technology to support the entire yellow pages advertising sales and publishing process on an integrated basis. Other significant yellow pages publishers (primarily telephone service providers) are making similar investments, but management believes that these publishers are at varying stages in the conversion process which Donnelley has already completed. Management also believes that smaller yellow pages publishers may decide not to undertake such a significant investment program.

INDUSTRY OVERVIEW

     The U.S. yellow pages advertising industry generated sales of approximately $11.4 billion in 1997, with a total circulation for all yellow pages directories of 489 million. Total advertising sales have increased steadily throughout the nineties. Over the past five calendar years, yellow pages advertising sales in the U.S. increased at a compound annual growth rate of 4.1%. Despite a decrease in the number of U.S. yellow pages publishers from 298 in 1996 to 275 in 1997 due to consolidation in the industry, the number of directories printed increased by 2.7%.

     Yellow pages advertising is considered to be "directional" advertising, as it is frequently used by consumers who are ready to purchase a product or service. Industry sources estimate that over 80% of consumers who contact a merchant after referring to a yellow pages directory intend to make a purchase and approximately 60% actually do. These sources also estimate that a yellow pages directory is present in 97% of all U.S. households, and that adults refer to a yellow pages directory an average of 1.8 times weekly. Yellow pages directories are easily accessible to consumers, with directories distributed to every home and business that maintains a telephone.

     Yellow pages advertising is the preferred form of advertising for many businesses and service organizations due to its relatively low cost, broad demographic and geographic distribution, enduring presence and high consumer usage rates. While overall advertising tends to track an economy's business cycle, yellow pages advertising tends to be more stable and does not fluctuate widely with economic cycles due to its frequent use by small to medium-sized businesses, often as their principal or sole form of advertising. Yellow pages advertising also often comprises an integral part of the local advertising strategy for larger national companies operating at the local level. Yellow pages advertisers have a strong incentive to increase the size of and renew their advertisements because advertisements are placed within each heading of a directory based first on size and then on seniority.

     Yellow pages directory advertising competes with all other forms of media advertising, including television, radio, newspapers and direct mail. Sales from all forms of advertising in the U.S. rose 6.3% to $186.7 billion in 1997, and all categories of major media, including yellow pages, posted gains in advertising sales. The yellow pages' share of the overall U.S. advertising market remained steady at 6.1% in 1997 and its share of overall U.S. local advertising sales remained relatively constant at 12.6% in 1997 compared with 12.8% in 1996.

     The yellow pages directory business tends to be concentrated among a few directory publishers. The eight leading yellow pages publishers (all of which are telephone companies and with three of which Donnelley maintains strategic relationships) had total U.S. directory-related advertising sales of $10.4 billion in 1997 (including advertising sales attributable to the Company), up from $9.8 billion in 1996. The limited number of yellow pages publishers reflects the high start-up costs (e.g., marketing, sales, printing, distribution and database) associated with producing a new directory and the substantial infrastructure required to maintain a directory. The independent publisher segment of the yellow pages industry (publishers that are not affiliated with any telephone company) is highly fragmented and comprises only a small portion of the total market for yellow pages advertising sales in the U.S. Independent publishers' share of that market was 6.8% in 1997, compared to 6.4% in 1996.

     In 1997, yellow pages publishers continued to embrace the Internet as a publishing platform. Most yellow pages publishers, including those with which Donnelley maintains strategic relationships, have launched either a national or regional directory.

DIRECTORY PRODUCTS

     Donnelley's yellow pages advertising sales and publishing activities principally relate to consumer, business-to-business, neighborhood, foreign language and bilingual directories. The directories with which the Company is affiliated are designed to meet the informational needs of consumers and the advertising needs of local, regional and national businesses. These directories typically consist of a listing of businesses by various headings along with advertisements, as well as sections providing community reference information, including a map of the local area, emergency and governmental telephone numbers and information regarding area activities and attractions. This additional information enhances the directory's value as a consumer resource.

     Although Donnelley's focus is primarily on printed directories, it has begun selling yellow pages-based advertising for new media, including cable television (in 1995) and the Internet (in 1996). While management believes that paper-based directory products will account for a significant majority of Donnelley's revenues for the foreseeable future, Donnelley has made modest commitments related to the growing electronic commerce market. In addition, DonTech has an agreement to serve as Ameritech's exclusive local advertising sales agent if Ameritech begins a yellow pages Internet directory in Illinois or northwest Indiana.

     Advertising space is sold throughout a directory, including in column and display forms in the yellow pages, on color tab inserts, and via promotional coupons and image advertisements on the back and inside covers. The Company offers its customers a full range of customized artwork and enhanced features, including full-color advertisements, which allows the Company to create customized advertising programs that meet its customers' specific needs.

     The directories with which the Company is affiliated are an efficient source of information for consumers. With over 2,000 headings on average, these directories are both comprehensive and conveniently organized. Management believes that the completeness and accuracy of the data in these directories is essential to consumer acceptance. Management believes that these directories benefit in this regard from the Company's strategic relationships with incumbent telephone companies, since the Company is assured of receiving updated telephone account information from these telephone companies prior to the publication of directories.

ADVERTISING SALES AND MARKETING

     Yellow pages advertising is a direct sales business which requires both servicing existing accounts and developing new customers. Donnelley has direct overall sales responsibility for directories in its Bell Atlantic and Sprint markets and participates in setting sales strategy for DonTech and evaluating its results. The incumbent telephone companies with which Donnelley maintains a strategic relationship typically include billing for yellow pages advertising as part of a customer's telephone bill, which management believes has historically benefitted the Company by resulting in lower bad debt expenses related to yellow pages advertising at these telephone companies than is experienced by independent yellow pages publishers.

     Donnelley's sophisticated information systems and access to the local telephone company's extensive telephone subscriber databases are critical to maintaining and expanding its advertising sales. New listing updates from these telephone subscriber databases are loaded into Donnelley's information systems in order to identify and segment potentially profitable new advertising sales opportunities, based on an analysis of these accounts' business and potential advertising programs. For existing accounts, the linkage of these telephone subscriber databases with Donnelley's information systems facilitates the development of customer-specific sales strategies in current and future sales campaigns as well as customer billing by the local telephone company.

     The Company's multi-tiered sales force and different customer contact methods reflect its focus on segmenting and prioritizing yellow pages advertising sales opportunities. The Company's advertising sales activities are comprised of the following four tiers: (i) direct mail and telemarketing for broad-based lead generation, coverage of small advertisers and order confirmation, (ii) telephone sales by commissioned representatives who contact small and medium-sized advertisers which require minimal ongoing account maintenance, (iii) on-site visits by sales personnel who cover medium and large existing and potential customers within specified geographic regions and (iv) extensive coverage of major accounts by senior account executives.

     Donnelley's sales force also includes industry specialists (who cover certain potentially high-return accounts and offer customized products and services for certain industries, such as health care) as well as bilingual sales representatives who cover Bell Atlantic's foreign language and bilingual directories in New York City. Generally, the Company's sales management emphasizes sales person continuity in the Company's account relationships.

     Donnelley employs approximately 500 sales representatives in its Bell Atlantic, Sprint and Cincinnati markets. Donnelley's approximately 80 account managers average over 12 years of experience in the yellow pages industry. Donnelley's and DonTech's sales forces are entirely nonunion, which is a cost advantage when compared to the union sales forces that are typical of other marketers of yellow pages advertising, including major telephone service providers. The non-union status of Donnelley's and DonTech's sales forces also provides Donnelley and DonTech with greater latitude to redeploy sales personnel. In addition, Donnelley's and DonTech's sales forces are largely compensated based on performance, which aligns the sales forces' incentives with important success factors to the Company's business, including account generation and retention. On average, approximately 55% of Donnelley's sales force compensation is variable and based on performance.

     The Company has well-established practices and procedures to manage the productivity and effectiveness of its sales force. All of Donnelley's new account representatives complete a formal seven week training program, which consists of both classroom training and field training. Sales personnel may also receive specialized in-campaign training, which is typically based on actual feedback received during a sales campaign. Furthermore, Donnelley has supplied its New York sales force with laptop computers and customized software, which facilitates the sales process by allowing sales personnel to access account information, interactively design advertisements and provide advertising contracts while at a customer's location. Donnelley is considering distributing laptop computers with such customized software to its sales forces in other markets. The ability of Donnelley's sales management, sales force and marketing department to successfully integrate their efforts and increase advertising sales was recently demonstrated in New York City by Donnelley's advertising sales for Bell Atlantic's foreign and bilingual neighborhood directories, which were introduced during 1996 and 1997. Through advertising sales for these five directories (which are Chinese-language and Spanish English), management estimates that Donnelley generated incremental advertising sales of approximately $4.0 million in 1997 in a mature urban market.

PUBLISHING AND PRODUCTION

     Donnelley is a leading provider of pre-press publishing services for yellow pages directories, including advertisement creation, sales contract management, listing database management, sales reporting and commissions, pagination, billing services and imaging. Donnelley recently completed its $40 million publishing center in Raleigh, North Carolina, which utilizes custom designed, state-of-the-art digital technology and relational databases to support the entire yellow pages advertising sales and publishing process on an integrated basis, from lead generation and sales presentation to advertisement creation and printer-ready final output. Donnelley also has a graphics center in Dunmore, Pennsylvania which produces artwork for the majority of advertisements and specialty pages included in the directories for which Donnelley provides publishing services. The Dunmore graphics center is electronically integrated with the Raleigh publishing center. Donnelley has staffs of approximately 300 and 140 employees at the Raleigh publishing center and the Dunmore graphics center, respectively. Donnelley provides publishing services for certain Ameritech and Sprint directories, among others, pursuant to agreements that extend through 2003 and 2004, respectively.

     The Raleigh publishing center has enabled Donnelley to reduce publishing costs by approximately 30% and publishing cycle times (i.e., the number of days between closing of an advertising sales campaign and delivery to the printer of a printer-ready paper or electronic version of the related directory) by approximately 50%, and, with minimal additional infrastructure and the potential addition of a second shift, would be able to expand its processing capacity to meet additional demand. In 1997, the Raleigh and Dunmore centers provided publishing services for 232 directories, produced over 82,000 pages of directory advertising, created over 200,000 new advertisements and handled approximately
1.5 million service order transactions for new or changed telephone listings.

     Donnelley also offers a broad range of production services to its publishing center customers once a printer-ready paper or electronic version of their directory has been completed. These
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

production services principally involve Donnelley's contracting on behalf of these customers with outside parties for printing, binding and distribution of directories. Donnelley provides production services in varying degrees for Sprint.

NEW ADVERTISING MEDIA AND PRODUCTS

     In 1995 Donnelley developed a cable advertising product known as Yellow Pages Television(R), or YPTV(R). YPTV(R) advertisements begin with a customer's printed yellow pages advertisement, which is enhanced by audio content and graphics and aired in a 15 or 30 second spot on cable television. Donnelley contracts with an outside party for creation of the YPTV(R) advertisements. Donnelley currently offers YPTV(R) in selected Bell Atlantic and Sprint/CenDon markets. Donnelley combines marketing of printed yellow pages advertisements with YPTV(R) in these markets, so that only purchasers of printed advertisements may advertise through YPTV(R). Management believes that this bundling of YPTV(R) with printed yellow pages advertisements, together with Donnelley's purchases of cable television airtime in bulk, increase this product's cost-effectiveness to customers. YPTV(R) also typically refers the cable viewer to the customer's printed yellow pages advertisement, which management expects will stimulate usage of print directories. Donnelley generated net revenue from YPTV(R) of $2.9 million in 1997 in its Bell Atlantic and Sprint/CenDon markets.

     Donnelley has gained useful experience in electronic commerce advertising sales by acting as local sales agent for yellow pages advertising placed on Digital City, an Internet service provided by America Online in Cincinnati. In addition, DonTech has an agreement to serve as Ameritech's exclusive local advertising sales agent if Ameritech begins a yellow pages Internet directory in Illinois or northwest Indiana. The Internet complements traditional directory advertising, particularly by making it possible to update a yellow pages advertisement as needed, as compared with typically once a year for a printed advertisement. Management believes that Donnelley's experience in successfully selling advertising in new classified directory products, such as foreign language and bilingual directories, and its extensive reach into the business and consumer sectors in its markets will augment its ability to capitalize on emerging electronic directory opportunities.

     In addition, certain local telephone companies have expressed an interest in using Donnelley's established yellow pages sales channels to market their telecommunications products and services in the current, more competitive local telephone market. These products and services, which would be sold in conjunction with yellow pages advertising, may include long distance, cellular telephone, 800 numbers, Internet access and remote call forwarding.

STRATEGIC ALLIANCES/MARKETS SERVED

     Donnelley has major relationships with Ameritech, Bell Atlantic and Sprint (through their subsidiaries) and provides each of them with advertising sales and/or publishing services. These relationships and Donnelley's proprietary operations encompass directories in 13 states and such major metropolitan areas as New York City, Chicago, Las Vegas and Orlando.

 INFORMATION ON DIRECTORIES AND DIRECTORY ADVERTISEMENTS BY RELATIONSHIP (1997)

                                                 AMERITECH(1)     BELL ATLANTIC    SPRINT/CENDON
                                                 -------------    -------------    --------------
Primary markets served.........................      IL, IN                NY      NV, FL, VA, NC
Number of directories..........................         125                95                  44
Total circulation (in millions)................        10.3              14.7                 5.5
Directory market share(2)......................         79%               90%(3)              83%
Advertising sales account retention rate(4)....         90%               82%                 90%
Advertising sales renewal rate(5)..............         93%               88%                 97%
Number of advertisers..........................     139,000           158,000(6)           63,000
Number of paid ads and paid listings...........     787,000           721,000(6)          223,000
Average ad sales(7)............................        $566              $550(6)             $767

---------------
(1) Through the DonTech partnership.

(2) Represents the Company's percentage of yellow pages usage in the applicable markets, based on third-party surveys.

(3) Represents directory market share for the Chicago metropolitan service area in 1996; 1997 data is not available.

(4) Represents the percentage of the Company's 1996 customers who advertised in 1997 in the applicable markets, excluding customers who disconnected their telephone service. Including customers who disconnected their telephone service, the Company's advertising sales account retention rates were 86%, 78% and 87% in its Ameritech, Bell Atlantic and Sprint/CenDon markets, respectively.

(5) Represents the percentage of the Company's 1996 advertising sales in the applicable markets which were generated in 1997 from the Company's 1996 customers in those markets.

(6) Represents 1996 data; 1997 data not available.

(7) Average ad sales represents total advertising sales divided by the number of advertisements sold.

  Ameritech

Donnelley's relationship with telephone companies currently owned by Ameritech began in 1908 with the Chicago Telephone Company. Since then, Donnelley has had a variety of contractual relationships with Ameritech including, beginning in 1984, a series of partnerships (collectively referred to as DonTech or the DonTech partnership). The current partnership arrangement reflects Donnelley's goal of lengthening its agreements to provide advertising sales and/or publishing services and was structured without an expiration date in exchange for contractual reductions in Donnelley's percentage share of DonTech's profits. These contractual reductions were completed in 1997, and management does not anticipate any further such reductions. DonTech is a 50/50 general partnership between Donnelley and a subsidiary of Ameritech. DonTech is the exclusive local advertising sales agent for Ameritech's 125 printed and any future Internet directories in Illinois (including the metropolitan Chicago area) and northwest Indiana. DonTech receives a sales commission on advertising sold and recognizes these commissions upon the signing of the related advertising contract. Donnelley receives 50% of the profits generated by DonTech on a monthly basis and also receives directly from the Ameritech entity which publishes the directories fees which are tied to advertising sales generated by DonTech. Income from these sources is included in Donnelley's income statement as income from partnerships and related fees. Under a separate agreement that extends through 2003, Donnelley provides publishing services for Ameritech's Illinois and northwestern Indiana directories on a negotiated basis; the related fees are recognized by Donnelley as revenue. Historically, a disproportionate number of the directories that DonTech sells advertising for were published in the fourth quarter, which led to inefficient use of DonTech's sales force and Donnelley's publishing infrastructure during other times of the year. In 1997, a two-year program was initiated to reschedule the related directories' publication dates in order to publish these directories more evenly throughout the year.

     Subject to regulatory approval and certain other conditions, Ameritech recently agreed to merge with SBC Communications Inc. ("SBC"), which currently conducts all of its yellow pages operations in-house. The proposed merger will not trigger any change to the current contractual relationship governing the DonTech partnership and the related yellow pages directories, and SBC has announced it intends to continue using the Ameritech brand if such merger is completed. There can be no assurance as to what effect, if any, the proposed merger will have on the DonTech partnership.

  Bell Atlantic

     Donnelley's relationship with Bell Atlantic began with a contract with New York Telephone Company entered into in 1909. Under the current agreement, which was entered into in 1985 and extends through 2005, Donnelley is the exclusive advertising sales agent for 95 Bell Atlantic directories, which cover substantially all of New York State, including New York City. The arrangement was originally with a subsidiary of NYNEX; with the Bell Atlantic/NYNEX merger in 1997, the agreement was transferred to a subsidiary of Bell Atlantic. Donnelley earns a sales commission on advertising sold and recognizes these commissions upon the signing of the related advertising contract.

     Donnelley's management expects to pursue potential outsourcing opportunities with Bell Atlantic. Bell Atlantic currently operates in-house yellow pages advertising sales operations in its service territory between Maine and West Virginia, except in New York State. In May 1998, Donnelley became the exclusive advertising sales agent, beginning with directories published in 1999, for Bell Atlantic's 26 yellow pages directories in the greater Buffalo area, which previously were outsourced by Bell Atlantic to another third-party marketer. The contract which governs the relationship between Donnelley and the relevant Bell Atlantic entity in the greater Buffalo area continues until 2002, unless extended by Bell Atlantic.

     In 1997, Donnelley sold its East Coast proprietary yellow pages business to an independent yellow pages publisher and as part of the sale agreement agreed to forego certain business activities, including yellow pages advertising sales, in certain mid-Atlantic states until September 1999.

  Sprint

     The Sprint relationship began in 1980 when Donnelley began publishing directories for predecessors or affiliates of Central Telephone Company and United Telephone Company of Florida, both since merged into Sprint. Donnelley has a partnership with a Sprint affiliate, known as the CenDon partnership and sales agency agreements with CenDon and a separate affiliate of Sprint.

     CenDon. Donnelley and a Sprint affiliate each have a 50% interest in CenDon, which publishes directories in selected Sprint markets in Nevada (primarily Las Vegas), Florida (including Tallahassee), Virginia and North Carolina. Donnelley earns a 50% share of CenDon's income and records its share as income from partnerships, a component of Donnelley's operating income.

     In addition to the profits derived from its 50% stake in CenDon, Donnelley has a contract to provide advertising sales, marketing and customer service on an exclusive basis to CenDon and receives a sales commission for its services. Donnelley recognizes these commissions as revenues upon the publication of the related directory. The current CenDon partnership agreement and the sales agency agreement were entered into in 1988 and extend through 2004. Pursuant to the partnership agreement, Donnelley also provides publishing services to CenDon. Fees for these publishing services are based upon a separate price schedule which extends through 1999; these fees are recognized by Donnelley as revenue.

     Sprint Sales Agency. In the greater Orlando marketplace, Donnelley is Sprint's exclusive advertising sales agent and earns sales commissions on local advertising and national advertising sales. Donnelley recognizes these commissions as revenues upon the signing of the related advertising contract. The contract which governs this relationship was entered into in 1994 and extends through 2004, but could be terminated as a result of a five year performance review required no later than March 1, 2000. Donnelley also provides publishing services to Sprint pursuant to this contract; the related fees are recognized by Donnelley as revenues. The publishing services portion of this contract could be terminated if a new price schedule for such services is not agreed upon by March 1, 2000.

CINCINNATI PROPRIETARY OPERATION

     Donnelley launched a proprietary directory operation in Cincinnati, northern Kentucky and southeast Indiana in September 1997 and expects to publish its first directories in the fall of 1998. Donnelley's historical agreement with Cincinnati Bell to act as yellow pages advertising sales agent for Cincinnati Bell's directories expired in August 1997. Donnelley's Cincinnati Bell operations accounted for approximately 3% of its operating income before corporate overhead and depreciation and amortization expense in 1997, which was partially offset by the start-up costs involved with the proprietary directory operations in 1997.

COMPETITION

     There is competition for yellow pages advertising sales to varying degrees in the Company's markets from the sales forces of yellow pages publishers with which the Company is not affiliated. These yellow pages publishers include local telephone companies with which the Company does not maintain a contractual relationship, independent publishers (publishers that are not affiliated with any telephone company) and national yellow pages sales agents. In the majority of its markets, Donnelley benefits from its long-term contractual relationships with affiliates of the largest potential competitor in a directory market, the incumbent local telephone company. The market position of incumbent local telephone companies may be impacted by the Telecommunications Act of 1996, which effectively opened local telephone markets to increased competition. There is also competition for advertising sales from other media, including newspapers, magazines, radio, direct mail, online information services, television and cable television, and advances in technology have brought to the industry new participants, new products and new channels, including increasing use of the Internet as an advertising media.

INTELLECTUAL PROPERTY

     Donnelley owns and controls a number of trade secrets, confidential information, trademarks, service marks, trade names, copyrights and other intellectual property rights which, in the aggregate, are of material importance to Donnelley's business. Management believes that the "Donnelley" name and related names, marks and logos are material to Donnelley's business. Donnelley is licensed to use certain technology and other intellectual property rights owned and controlled by others, and, similarly, other companies are licensed to use certain technology and other intellectual property rights owned and controlled by Donnelley. Donnelley considers its trademarks, service marks, databases, software and other intellectual property to be proprietary and Donnelley relies on a combination of copyright, trademark, trade secret, non-disclosure and contract safeguards for protection. Donnelley also benefits from the use of both the phrase "yellow pages" and the walking fingers logo, which Donnelley believes to be in the public domain in the United States.

     The names of Donnelley's products and services referred to herein are trademarks, servicemarks or registered trademarks or servicemarks owned by Donnelley.

EMPLOYEES

     As of March 31, 1998, Donnelley had approximately 1,417 full-time employees, of which approximately 300 and 140 were employed at the Raleigh publishing center and the Dunmore graphics center, respectively. This number does not include the employees of DonTech. None of the Company's employees are covered by collective bargaining agreements. Donnelley considers its relations with its employees to be good and it has not experienced any strikes or work stoppages.

PROPERTIES

     Donnelley's operations are conducted from 21 leased locations in 7 states. Donnelley leases approximately 74,000 square feet for its administrative headquarters and offices located in Purchase, New York, and approximately 72,000 square feet in New York, New York for its New York sales force. Donnelley's new $40 million Raleigh publishing center is located in a 55,500 square foot building which Donnelley leases. Donnelley leases 20,000 square feet in a building for its graphics center in Dunmore, Pennsylvania.

LEGAL PROCEEDINGS

     On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants the Parent Company, A.C. Nielsen Company and IMS International Inc. (former subsidiaries of the Parent Company) (the "IRI Action"). The complaint alleges, among other things, various violations of the antitrust laws and seeks damages in excess of $350 million, which IRI is seeking to have trebled under the antitrust laws. IRI also seeks punitive damages in an unspecified amount.

     Pursuant to the Distribution Agreement, New D&B will assume and indemnify Donnelley Corp. and Donnelley against any payments to be made by Donnelley Corp. or Donnelley in respect of the IRI Action under the Indemnity and Joint Defense Agreement (as described below), the Distribution Agreement or otherwise, including any ongoing legal fees and expenses related thereto.

     The Parent Company has entered into an Indemnity and Joint Defense Agreement (the "Indemnity and Joint Defense Agreement") with two former subsidiaries of the Parent Company, ACNielsen Corporation ("ACNielsen") and Cognizant Corporation ("Cognizant"), pursuant to which ACNielsen has agreed to be responsible for any potential liabilities which may ultimately be incurred by the Parent Company or Cognizant as a result of the IRI Action, up to a maximum amount to be determined by an independent investment bank if and when any such liabilities are incurred. The determination of the maximum amount will be based on ACNielsen's ability to satisfy such liabilities and remain financially viable, subject to certain assumptions and limitations. The Parent Company and Cognizant have agreed that, to the extent that ACNielsen is unable to satisfy any such liabilities in full and remain financially viable, the Parent Company and Cognizant will each be responsible for 50% of the difference between the amount, if any, which may be payable as a result of such litigation and the maximum amount which ACNielsen is then able to pay as determined by such investment bank. Under the terms of a distribution agreement, dated as of October 28, 1996, among the Parent Company, Cognizant and ACNielsen, as a condition to the Distribution, New D&B is required to undertake to be jointly and severally liable with Donnelley Corp. to Cognizant and ACNielsen.

     Other than the suit described above, Donnelley is involved in legal proceedings, claims and litigation arising in the ordinary conduct of its business. Although there can be no assurances, Donnelley management believes that the outcome of such legal proceedings will not have a material adverse affect on Donnelley's financial position or results of operations.

       RELATIONSHIP BETWEEN DONNELLEY CORP. AND THE NEW DUN & BRADSTREET
                       CORPORATION AFTER THE DISTRIBUTION

     As of June 30, 1998, the Parent Company effected the Distribution. Accordingly, as of the date of this Prospectus, Donnelley Corp.'s only remaining subsidiary is Donnelley and each of Donnelley Corp. and New D&B are independent, publicly-traded companies. In connection with the Distribution, the Parent Company was renamed R.H. Donnelley Corporation and New D&B was renamed The Dun & Bradstreet Corporation. Except as described below, all contractual relationships existing prior to the Distribution between Donnelley Corp. and New D&B were terminated in connection with the Distribution.

     In connection with the Distribution, Donnelley Corp. and New D&B have entered into certain agreements, described below, governing the relationship between Donnelley Corp. and New D&B subsequent to the Distribution and providing for the allocation of tax, employee benefits and certain other liabilities and obligations arising from periods prior to the Distribution.

     The Distribution Agreement provides for, among other things, certain corporate transactions required to effect the Distribution and other arrangements between Donnelley Corp. and New D&B subsequent to the Distribution. The following paragraphs describe the major provisions of the Distribution Agreement and related agreements.

DISTRIBUTION AGREEMENT

     In general, pursuant to the terms of the Distribution Agreement, all assets of the Parent Company prior to the Distribution Date, other than those relating to Donnelley's business, will become assets of New D&B. The Distribution Agreement also provides for assumptions of liabilities and cross indemnities designed to allocate generally, effective as of the Distribution Date, financial responsibility for all liabilities of the Parent Company other than those specified to be transferred to Donnelley on or prior to the Distribution Date or to remain with Donnelley subsequent to the Distribution Date (which liabilities primarily relate to Donnelley's business and assets, the Offering and the borrowings under the New Credit Facility), to New D&B. See "Business". The Distribution Agreement provides for the allocation generally of the financial responsibility for the liabilities arising out of or in connection with former businesses, other than those formerly conducted by Donnelley prior to the Distribution, to New D&B.

     Pursuant to the terms of a distribution agreement, dated as of October 28, 1996, among the Parent Company Cognizant Corporation ("Cognizant") and ACNielsen Corporation ("ACNielsen") pursuant to which the Parent Company spun off Cognizant and ACNielsen to its shareholders (the "1996 Distribution Agreement"), as a condition to the Distribution, New D&B is required to undertake to be jointly and severally liable with Donnelley Corp. to Cognizant and ACNielsen for any liabilities arising thereunder. Pursuant to the Distribution Agreement, all liabilities of the Parent Company under the 1996 Distribution Agreement and related agreements will be liabilities of New D&B, and New D&B will indemnify Donnelley Corp. against such liabilities. In addition, any rights of the Parent Company arising under the 1996 Distribution Agreement and related agreements will be rights of New D&B.

     The Distribution Agreement provides that, in connection with the Distribution, Donnelley Corp. will transfer cash to New D&B in an amount such that, immediately following the Distribution, Donnelley Corp.'s net debt will be approximately $500 million.

     The Distribution Agreement provides that Donnelley Corp. and New D&B will comply, and otherwise not take action inconsistent, with each representation and statement made to the IRS in connection with the Parent Company's request for a ruling letter as to certain tax aspects of the Distribution. Each of Donnelley Corp. and New D&B agrees to maintain its status as a company engaged in the active conduct of a trade or business, as defined in Section 355(b) of the Code, to continue to own stock of certain operating subsidiaries constituting control (within the meaning of

Section 368(c) of the Code) of such operating subsidiaries and to maintain at least 90% of the fair market value of its assets in the form of stock and securities of certain operating subsidiaries, in each case until the second anniversary of the Distribution Date. Neither Donnelley Corp. nor New D&B expects this limitation to inhibit its financing or other activities or its ability to respond to unanticipated developments. Under the Distribution Agreement, Donnelley Corp. agrees that, until two years after the Distribution Date, it will not (i) merge or consolidate with another corporation, (ii) liquidate or partially liquidate, (iii) sell or transfer all or substantially all of its assets, (iv) redeem or repurchase its stock (except in certain limited circumstances) or (v) take any other action which would result in one or more persons acquiring a 50 percent or greater interest in Donnelley Corp., unless, prior to taking such action, it obtains a written opinion of a law firm reasonably acceptable to New D&B or a supplemental ruling from the IRS that such action will not affect the tax-free treatment of the Distribution. As a result of the representations in the request for a ruling letter and the covenants in the Distribution Agreement, the acquisition of control of each of Donnelley Corp. and New D&B prior to the second anniversary of the Distribution Date may be more difficult or less likely to occur because of the potential substantial liabilities associated with a breach of such representations or covenants. The Distribution Agreement requires a party that takes or fails to take any action which contributes to a determination that the Distribution is not tax-free to Donnelley Corp., New D&B or their shareholders to indemnify the other party and its shareholders from any taxes arising therefrom.

     The Distribution Agreement also provides that, except as otherwise set forth therein or in any other agreement, all costs or expenses in connection with the Distribution will be borne by New D&B. New D&B will agree to be liable for any claims arising from or based upon "controlling person" liability relating to the Registration Statement on Form 10 filed with the Securities and Exchange Commission for registration of the New D&B common stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by New D&B. Except as set forth in the Distribution Agreement or any related agreement, each party shall bear its own costs and expenses incurred after the Distribution Date.

TAX ALLOCATION AGREEMENT

     Donnelley Corp. and New D&B have entered into a Tax Allocation Agreement (the "Tax Allocation Agreement") to the effect that New D&B will generally be liable for all income taxes of the Parent Company and its subsidiaries attributable to periods prior to the Distribution, provided that in the case of any separate company state or local income taxes, Donnelley Corp. and its subsidiaries, including Donnelley, and New D&B and its subsidiaries will be liable for their own liabilities arising from any audit adjustment. For income taxes attributable to periods beginning after the Distribution, New D&B will be liable for taxes relating to New D&B and its subsidiaries and Donnelley Corp. will be liable for taxes relating to Donnelley Corp. and its subsidiaries, including Donnelley. For all other taxes, New D&B and its subsidiaries and Donnelley Corp. and its subsidiaries, including Donnelley, will be responsible for their own liabilities for all periods.

EMPLOYEE BENEFITS AGREEMENT

     Donnelley Corp. and New D&B have entered into an Employee Benefits Agreement (the "Employee Benefits Agreement"), which allocates responsibility for certain employee benefits matters on and after the Distribution Date.

     The Employee Benefits Agreement provides that Donnelley Corp. will adopt a new defined benefit pension plan and savings plan for its and Donnelley's employees and that New D&B will assume and become the sponsor of the current Parent Company plans for the benefit of its employees and in general former employees who terminated employment on or prior to the Distribution Date. Assets and liabilities of the current Parent Company pension plan and account balances in the savings plan that are attributable to Donnelley Corp. and Donnelley employees will be transferred to the new Donnelley Corp. plans.

     Generally New D&B will assume and become the sponsor of the Parent Company's nonqualified supplemental pension plans for the benefit of persons who, prior to the Distribution Date were participants thereunder; provided, however, that with respect to Donnelley Corp. and Donnelley employees, New D&B generally will retain only those liabilities that were vested prior to the Distribution Date. Donnelley Corp. will guarantee payment of the benefits under these plans to its and Donnelley's employees in the event that New D&B is unable to satisfy its obligations.

     The Employee Benefits Agreement also provides that Donnelley Corp. will continue to sponsor its welfare plans for its and Donnelley's employees. As of the Distribution Date, New D&B will adopt welfare plans for the benefit of its employees and its former employees who terminated employment on or prior to the Distribution Date. Donnelley Corp. will be responsible for providing retiree welfare benefits, where applicable, to its employees and New D&B will be responsible for providing retiree welfare benefits, where applicable, to its employees and its former employees who terminated employment on or prior to the Distribution Date.

     Donnelley Corp., Donnelley and New D&B will generally retain the severance liabilities of their respective employees who terminated employment prior to the Distribution Date.

     With respect to equity-based plans, the Employee Benefits Agreement provides that unexercised stock options for common stock of the pre-Distribution Parent Company held by Donnelley Corp., Donnelley and New D&B employees as of the Distribution Date will be adjusted to reflect the Distribution. The number of shares covered by such options (which, for Donnelley Corp. and Donnelley employees as of the Distribution Date, will be for Donnelley Corp. common stock, and for New D&B employees as of the Distribution Date will be for New D&B common stock) will be increased, and the exercise price per share will be decreased, pursuant to a formula designed to cause the economic value of stock option grants to remain the same after the Distribution. Unexercised stock options for common stock of the pre-Distribution Parent Company held by former employees who terminated employment on or prior to the Distribution Date will be adjusted in substantially the same manner as options held by Donnelley Corp. and Donnelley employees, and New D&B will offer such former employees alternative adjustments or substitutions, provided such former employees agree to surrender their adjusted stock options. All limited stock appreciation rights will be adjusted or converted in substantially the same manner as the unexercised stock options for common stock of the pre-Distribution Parent Company.

     Restricted stock of the pre-Distribution Parent Company held by New D&B employees and New D&B restricted stock credited to New D&B employees as a dividend shall be forfeited and such individuals shall receive replacement New D&B restricted stock equal to (i) the number of shares of forfeited New D&B restricted stock plus (ii) the number of shares of forfeited restricted stock of the pre-Distribution Parent Company multiplied by the ratio for converting unexercised stock options for common stock of the pre-Distribution Parent Company at the Distribution Date into options for New D&B common stock and the reciprocal of the ratio for the comparable conversion of such stock options into Donnelley Corp. common shares, such replacement shares of New D&B restricted stock to have the same terms as restricted stock of the pre-Distribution Parent Company from which they arose.

     If performance targets are met pursuant to the Performance Unit Plan of the pre-Distribution Parent Company and Donnelley, Donnelley Corp. and Donnelley employees shall receive promptly after the Distribution Date a number of shares of Donnelley Corp. common stock equal to (i) the target number of performance shares plus (ii) the target number of performance shares multiplied by the ratio for converting unexercised stock options for common stock of the pre-Distribution Parent Company at the Distribution Date into options for Donnelley Corp. common stock and the reciprocal of the ratio for the comparable conversion of such stock options into New D&B common shares. Outstanding opportunities for New D&B employees to earn performance shares under the Performance Unit Plan shall be cancelled and each individual shall receive a replacement opportunity to earn a number of New D&B performance shares equal to
(i) the target number of
performance shares of the pre-Distribution Parent Company plus (ii) the target number of performance shares of the pre-Distribution Parent Company multiplied by the ratio for converting unexercised stock options for common stock of the pre-Distribution Parent Company at the Distribution Date into options for New D&B common stock and the reciprocal of the ratio for the comparable conversion of such stock options into Donnelley Corp. common shares.

     The Employee Benefits Agreement also provides that New D&B will generally retain all employee benefit litigation liabilities that are asserted prior to the Distribution Date (but not such liabilities that relate to the transferred retirement and savings plan assets of Donnelley Corp. and Donnelley employees).

INTELLECTUAL PROPERTY AGREEMENT

     Donnelley Corp. and New D&B have entered into an Intellectual Property Agreement (the "Intellectual Property Agreement") which provides for the allocation and recognition by and between these companies of rights under patents, copyrights, software, technology, trade secrets and certain other intellectual property owned by Donnelley Corp. and New D&B and their respective subsidiaries as of the Distribution Date.

SHARED TRANSACTION SERVICES AGREEMENT

     Donnelley Corp. and New D&B have entered into a Shared Transaction Services Agreement (the "Shared Transaction Services Agreement") providing for the orderly continuation, for a transitional period after the Distribution Date, of certain of the shared transaction and other services (such as payroll, accounts payable, general accounting and computer processing and support) currently being provided.

DATA SERVICES AGREEMENT

     Donnelley Corp. and New D&B have entered into a Data Services Agreement (the "Data Services Agreement") providing for the orderly continuation, for a transitional period after the Distribution Date, of certain specified computer processing and related services to be provided by New D&B to Donnelley Corp.

TRANSITION SERVICES AGREEMENT

     Donnelley Corp. and New D&B have entered into a number of Transition Services Agreements (the "Transition Services Agreements") pursuant to which the respective parties have agreed to certain basic terms governing the provision by New D&B to Donnelley Corp. of specified pension investment management services, insurance services or other support services for a transitional period after the Distribution Date.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information concerning the individuals who will serve as executive officers and directors of Donnelley Corp.

NAME                                       AGE*                   POSITION(S)
----                                       ----                   -----------
Frank R. Noonan..........................   55     Chairman of the Board, President and
                                                     Chief Executive Officer
Philip C. Danford........................   54     Senior Vice President and Chief Financial
                                                     Officer
Frederick J. Groser......................   43     Senior Vice President
Alexander R. Marasco.....................   45     Senior Vice President
Judith A. Norton.........................   55     Senior Vice President -- Human Resources
David C. Swanson.........................   43     Senior Vice President
Stephen B. Wiznitzer.....................   47     Senior Vice President and General Counsel
Diane P. Baker...........................   44     Director
William G. Jacobi........................   53     Director
Robert Kamerschen........................   62     Director
Carol J. Parry...........................   56     Director
Barry L. Williams........................   53     Director

     The following table sets forth information concerning the individuals who serve as executive officers and directors of Donnelley.

NAME                                       AGE*                   POSITION(S)
----                                       ----                   -----------
Frank R. Noonan..........................   55     Director, President and Chief Executive
                                                     Officer
Philip C. Danford........................   54     Director, Senior Vice President and Chief
                                                     Financial Officer
Frederick J. Groser......................   43     Executive Vice President -- Teleco
                                                     Operations
Alexander R. Marasco.....................   45     Executive Vice President -- Operations
                                                   and Technology
Judith A. Norton.........................   55     Senior Vice President -- Human Resources
David C. Swanson.........................   43     Executive Vice President -- Corporate
                                                     Strategy
Stephen B. Wiznitzer.....................   47     Director, Senior Vice President and
                                                     General Counsel

---------------
* As of May 1, 1998.

     FRANK R. NOONAN has been a director of the Parent Company since April 1998, a director of Donnelley since February 1995, President since August 1991, and has been Chief Executive Officer of Donnelley Corp. and Donnelley since June 30, 1998. Mr. Noonan joined the Parent Company in 1989 as Senior Vice President Finance of Dun & Bradstreet Information Services. Prior to joining the Parent Company, Mr. Noonan served as Senior Vice President and Chief Financial Officer of UNUM Corporation and in various financial positions for the General Electric Company. Mr. Noonan is Chairman of the board of trustees for United Hospital Medical Center in Port Chester, New York, a member of the board of trustees of Manhattanville College, the Vice Chairman of the board of governors for the Buick Classic, and a member of the board of directors of the Yellow Pages Publishers Association.

     PHILIP C. DANFORD is Senior Vice President and Chief Financial Officer of Donnelley Corp. and has been a director of Donnelley since July 1, 1998, and is Senior Vice President and Chief Financial Officer of Donnelley. Mr. Danford has served as Senior Vice President and Chief Financial Officer for Donnelley since March 1998, and prior thereto served as Vice President and Treasurer for the Parent Company from September 1992. In 1988, Mr. Danford joined the Parent Company as Assistant Treasurer. Before joining the Parent Company, Mr. Danford served as Vice President and Treasurer at The Perkin-Elmer Corporation and as Assistant Vice President and Manager at W.R. Grace & Co.

     FREDERICK J. GROSER has been a Senior Vice President of Donnelley Corp. since June 30 1998 and has served as Donnelley's Executive Vice President -- Telco Operations since July 1997. Prior thereto, Mr. Groser served as Donnelley's Executive Vice President -- Strategic Marketing and New Business Development from October 1995, as Donnelley's Vice President and General Manager -- Sprint Operations from February 1994 and as a Vice President -- Sales from December 1990. Mr. Groser joined Donnelley in 1978 as a yellow pages account representative in New York.

     ALEXANDER R. MARASCO has been a Senior Vice President of Donnelley Corp. since June 30, 1998 and has served as Donnelley's Executive Vice President -- Operations and Technology since October 1995. Prior thereto, Mr. Marasco served as a Senior Vice President -- Planning for Donnelley from April 1991, and as an Assistant Vice President of Strategic Planning for Donnelley from March 1989. Mr. Marasco joined the Parent Company in 1976 in its strategic planning department in New York.

     JUDITH A. NORTON has been a Senior Vice President -- Human Resources of Donnelley Corp. since June 30, 1998 and has served as Donnelley's Senior Vice President -- Human Resources since January 1998. Prior thereto, Ms. Norton was an independent human resources consultant from January 1997, a Senior Vice President-Human Resources for The Chase Manhattan Bank from April 1996, and a Senior Vice President and Director of Staffing and Development for Chemical Bank from January 1991.

     DAVID C. SWANSON has been a Senior Vice President of Donnelley Corp. since June 30, 1998, and has served as Donnelley's Executive Vice President Corporate Strategy since June 24, 1998. Prior thereto, Mr. Swanson was an Executive Vice President and General Manager for Proprietor Operations from July 1997, an Executive Vice President -- Sales for Donnelley from October 1995, Donnelley's Vice President and General Manager -- Cincinnati Operations from September 1993, an Assistant Vice President-Operations for Donnelley from January 1993 and a General Sales Manager for Donnelley from January 1992.

     STEPHEN B. WIZNITZER is a Senior Vice President and General Counsel of Donnelley Corp., has been a director of Donnelley since July 1, 1998, and is Senior Vice President and General Counsel of Donnelley. Mr. Wiznitzer has served as Donnelley's Senior Vice President and General Counsel since June 1997. Prior thereto, Mr. Wiznitzer served as counsel for NYNEX Corporation from December 1989. Earlier, Mr. Wiznitzer had been Senior Counsel for SSMC, Inc., when it was spun off from the Singer Company in 1986.

     DIANE P. BAKER. Diane P. Baker has been a director of Donnelley Corp. since June 30, 1998. Ms. Baker was Senior Vice President, Chief Financial Officer and Treasurer of The New York Times Company from 1995 to 1998. From 1990 through 1994, Ms. Baker was the Group Senior Vice President and Chief Financial Officer of R.H. Macy & Company.

     WILLIAM G. JACOBI. William G. Jacobi has been a director of Donnelley Corp. since June 30, 1998. Mr. Jacobi has been the non-employee chairman of Nielsen Media Research, Inc., (formerly an affiliate of the Parent Company and Donnelley) since November 1996. Prior to July 1, 1998, Mr. Jacobi was employed at Cognizant Corporation where he served as Executive Vice President and Chairman of Nielsen Media Group from 1996. Mr. Jacobi was also Executive Vice President and President of ERISCO and Executive Vice President, President and Chief Executive Officer of IMS

International. Mr. Jacobi was Executive Vice President of Dun & Bradstreet Corporation from 1995 to 1996. Previously, he was Senior Vice President of NCH Promotional Services, Senior Vice President of ERISCO, Senior Vice President of Sales Technologies, Senior Vice President of Dun & Bradstreet Pension Services and Plan Services, Inc., and President, Chief Operating Officer and Executive Vice President of Nielsen Media Research.

     ROBERT KAMERSCHEN. Robert Kamerschen has been a director of Donnelley Corp. since June 30, 1998. Mr. Kamerschen has been Chairman and Chief Executive Officer of ADVO, Inc. since 1988. Mr. Kamerschen currently serves on the Board of ADVO, Inc., IMS Health Incorporated, General Signal Network, Inc. and Micrografx, Inc.

     CAROL J. PARRY. Carol J. Parry has been a director of Donnelley Corp. since June 30, 1998. Ms. Parry has been Executive Vice President of Community Development Group at Chase Manhattan Corporation since 1996 and its Managing Director from 1992 to 1996. Ms. Parry currently serves on the board of directors of Health Insurance Plan of Greater New York, and on a number of not-for-profit organizations.

     BARRY LAWSON WILLIAMS. Barry Lawson Williams has been a director of Donnelley Corp. since June 30, 1998. Mr. Williams has been President and Founder of Williams Pacific Ventures since 1987, Senior Mediator of JAMS/Endispute, Inc. since 1993, Adjunct Professor, Entrepreneurship at Haas School Of Business since 1995, and General Partner of WDG Ventures since 1987. Mr. Williams serves on the Boards of CH2M Hill, Inc., CompUSA, Inc., Newhall Land & Farming Company, Northwestern Mutual Life Insurance, Pacific Gas & Electric Company and USA Group, Inc.

DIRECTOR'S COMPENSATION

     The Board of Directors of Donnelley Corp. has adopted a non-employee director compensation program providing for certain cash payments and deferred stock and stock option grants annually to each non-employee director. Pursuant to this program, each non-employee director annually will receive a cash retainer of $20,000, 7,500 deferred shares of common stock of Donnelley Corp., an option to purchase an additional 7,500 shares, $1,000 for each meeting attended and an annual fee of $2,000 for each committee of the Board of Directors chaired. In addition, each new non-employee director will receive a grant of an additional 7,500 deferred shares under this program upon his or her appointment to the Board of Directors. Such deferred share and option grants will vest over a period of three years of future service, subject to acceleration in the event of death, disability or retirement of the applicable non-employee director or change in control of Donnelley Corp.

COMMITTEES OF THE BOARD OF DIRECTORS

     On July 2, 1998, Donnelley Corp.'s Board of Directors established an Audit & Finance Committee, a Compensation & Benefits Committee and a Nominating Committee. The Audit & Finance Committee will, among other matters: recommend independent certified public accountants; review the scope of the audit examination, including fees and staffing; review the independence of the auditors; review and approve non-audit services provided by the auditors, if any; review findings and recommendations of the auditors and management's response; and review the internal audit and control function. The Audit and Finance Committee members are Barry Lawson Williams (chairperson), Diane P. Baker and Carol J. Parry. The Compensation & Benefits Committee will, among other matters: review management compensation programs; approve compensation changes for executive officers; review compensation changes for senior management; and administer stock plans for management. The Compensation and Benefits Committee members are Robert Kamerschen (chairperson), Diane P. Baker and Barry Lawson Williams. The Nominating Committee will, among other matters: review potential candidates and nominate persons to the Board of Directors for positions on the Board of Directors and the various committees of the Board. The

Nominating Committee members are Carol J. Parry (chairperson), William G. Jacobi and Robert Kamerschen.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by the Parent Company or Donnelley for services rendered to the Parent Company or Donnelley in 1997 by Donnelley's President and by each of the persons who are anticipated to be one of the four other most highly compensated executive officers of Donnelley Corp. following the Distribution. During the period presented, the individuals were compensated in accordance with the Parent Company's plans and policies.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                            COMPENSATION AWARDS PAYOUTS
                                       ANNUAL COMPENSATION              -----------------------------------
                            -----------------------------------------                SECURITIES
                                                           OTHER        RESTRICTED   UNDERLYING   LONG-TERM
                                                          ANNUAL          STOCK       OPTIONS/    INCENTIVE      ALL OTHER
NAME AND PRINCIPAL                SALARY   BONUS(1)   COMPENSATION(2)    AWARD(S)     SARS(3)      PAYOUTS    COMPENSATION(4)
POSITION POST-DISTRIBUTION  YEAR    ($)      ($)            ($)            ($)          ($)          ($)            ($)
--------------------------  ----  -------  --------   ---------------   ----------   ----------   ---------   ---------------
Frank R. Noonan.........    1997  347,000  346,913        11,630            0          33,480         0           11,863
  President and Chief
  Executive Officer
Philip C. Danford.......    1997  265,000  238,582             0            0          27,571         0            8,787
  Senior Vice President
  and Chief Financial
  Officer
Frederick J. Groser.....    1997  195,000   41,288            29            0          13,340         0            6,238
  Senior Vice President
Alexander R. Marasco....    1997  207,900   91,200         6,590            0          13,340         0            6,742
  Senior Vice President
David C. Swanson........    1997  195,000   41,927         2,162            0          13,340         0            6,238
  Senior Vice President

---------------
(1) The 1997 bonus amounts shown were earned with respect to that year and paid in 1998. Included in the 1997 amounts is one-half of the 1997 performance share grant made under the Key Employees Performance Unit Plan for the pre-Distribution Parent Company and its subsidiaries (the "PUP") and earned with respect to 1997. The remaining one-half of the 1997 performance share grant is payable, pro rata, at the time of the Distribution, based on performance goals covering the period January 1997 through the Distribution Date. The performance shares will be paid in unrestricted shares of Parent Company common stock.

(2) Amounts shown represent reimbursement for taxes paid by the named executive officers with respect to Parent Company-directed spousal travel and personal use of automobiles and/or reimbursement for certain other expenses.

(3) Amounts shown represent the number of non-qualified stock options granted in 1997.

(4) Amounts shown represent aggregate annual Parent Company contributions for the account of each named executive officer under the Parent Company's Profit Participation Plan (the "PPP") and the Profit Participation Benefit Equalization Plan (the "PPBEP"), which plans were open to employees of the Parent Company and certain subsidiaries. The PPP is a tax-qualified defined contribution plan and the PPBEP is a non-qualified plan that provides benefits to participants in the PPP equal to the amount of Parent Company contributions that would have been made to the participant's PPP account but for certain Federal tax laws.

OPTION GRANTS ON PARENT COMPANY COMMON STOCK TO CERTAIN EXECUTIVE OFFICERS IN
1997

     The following table provides information on fiscal year 1997 grants of options to the named Donnelley Corp. executives to purchase shares of common stock of the pre-Distribution Parent Company. Following the Distribution, the number of shares covered by and the exercise price for options to acquire Donnelley Corp. common stock have been adjusted. See "Relationship Between Donnelley Corp. and The New Dun & Bradstreet Corporation After the Distribution -- Employee Benefits Agreement".

                        OPTION GRANTS/SAR GRANTS IN 1997

                        NUMBER OF       % OF TOTAL
                        SECURITIES     OPTIONS/SARS
                        UNDERLYING      GRANTED TO
                       OPTIONS/SARS    EMPLOYEES IN    EXERCISE OR                     GRANT DATE
                        GRANTED(1)     FISCAL YEAR     BASE PRICE     EXPIRATION    PRESENT VALUE(2)
NAME                       (#)             (%)          ($/SHARE)        DATE             ($)
----                   ------------    ------------    -----------    ----------    ----------------
Frank R. Noonan......     33,480             1           30.2188       12/22/07         186,818
Philip C. Danford....     13,340           0.4           30.2188       12/22/07          74,437
                          14,231           0.5           27.7188        7/16/07          75,140
Frederick J.
  Groser.............     13,340           0.4           30.2188       12/22/07          74,437
Alexander R.
  Marasco............     13,340           0.4           30.2188       12/22/07          74,437
David C. Swanson.....     13,340           0.4           30.2188       12/22/07          74,437

---------------
(1) Amounts shown represent the number of non-qualified stock options, without tandem stock appreciation rights ("SARs"), granted in 1997. Options may not be exercised for at least one year after grant and may then be exercised in installments of 25% of the grant amount each year until they are 100% vested. Payments for all options must be made in full upon exercise in cash or Parent Company common stock. The option holder may elect to have shares of Parent Company common stock issuable upon exercise withheld by the Parent Company to pay withholding taxes due. The options shown for Mr. Noonan include Limited SARs in tandem with the options. Limited SARs are exercisable only if and to the extent that the related option is exercisable and are exercisable only during the 30-day period following the acquisition of at least 20% of the outstanding Parent Company common stock pursuant to a tender or exchange offer not made by the Parent Company. Each Limited SAR permits the holder to receive cash equal to the excess over the related option exercise price of the highest price paid pursuant to a tender or exchange offer for Parent Company common stock which is in effect at any time during the 60 days preceding the date upon which the Limited SAR is exercised. Limited SARs can be exercised regardless of whether the Parent Company supports or opposes the offer.

(2) Grant date present value is based on the Black-Scholes option valuation model applied to the Parent Company prior to the Distribution, which makes the following material assumptions for the July 16, 1997 grant and the December 22, 1997 grant: an expected stock-price volatility factor of 20.0%, a risk-free rate of return of 6.06% and 5.71% respectively, a dividend yield of 3.3% and a weighted average exercise date of 4.5 years from date of grant. These assumptions may or may not be fulfilled. The amounts shown cannot be considered predictions of future value. In addition, the options will gain value only to the extent the stock price exceeds the option exercise price during the life of the option.

AGGREGATE PARENT COMPANY OPTION EXERCISES IN 1997 AND YEAR-END PARENT COMPANY OPTION VALUES

     The following table provides information on option exercises in 1997 by the named executives of Donnelley Corp. and the value of each such executive's unexercised options to acquire common stock of the pre-Distribution Parent Company at December 31, 1997. See also, "Relationship Between Donnelley Corp. and The New Dun & Bradstreet Corporation After the Distribution -- Employee Benefits Agreement".

               AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                                       VALUE OF UNEXERCISED,
                                                         NUMBER OF SECURITIES           IN-THE-MONEY PARENT
                                                        UNDERLYING UNEXERCISED                COMPANY
                                                            PARENT COMPANY            OPTIONS/SARS AT FISCAL
                            SHARES                           OPTIONS/SARS                   YEAR END(2)
                          ACQUIRED ON      VALUE         AT FISCAL YEAR-END(#)                  ($)
                           EXERCISE     REALIZED(1)   ---------------------------   ---------------------------
NAME                          (#)           ($)       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                      -----------   -----------   -----------   -------------   -----------   -------------
Frank R. Noonan.........         0             0        110,593        87,423        1,148,181       455,428
Philip C. Danford.......         0             0         34,630        38,432          282,389       143,915
Frederick J. Groser.....         0             0         24,337        34,450          225,489       176,427
Alexander R. Marasco....         0             0         35,774        38,384          375,216       206,047
David C. Swanson........     2,604        25,640         15,803        33,502          131,210       169,679

---------------
(1) Amounts shown represent the value realized upon the exercise of stock options during 1997, which equals the difference between the exercise price of the options and the average of the high and low market price of the underlying Parent Company common stock on the exercise date.

(2) The values shown equal the difference between the exercise price of unexercised in-the-money options and the closing market price of the underlying Parent Company common stock at December 31, 1997. Options are in-the-money if the fair market value of the Parent Company common stock exceeds the exercise price of the option.

       LONG-TERM PARENT COMPANY INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

                          NUMBER OF
                           SHARES,       PERFORMANCE       UNDER NON-STOCK PRICE-BASED PLANS (2)
                           UNITS OR        OR OTHER               ESTIMATED FUTURE PAYOUTS
                            OTHER        PERIOD UNTIL    ------------------------------------------
                          RIGHTS(1)       MATURATION     THRESHOLD(#)     TARGET(#)     MAXIMUM(#)
NAME                         (#)          OR PAYOUT          (0%)           (100%)        (200%)
----                     ------------    ------------    -------------    ----------    -----------
Frank R. Noonan........     11,200        Two Years            0            11,200        22,400
Philip C. Danford......      4,460        Two Years            0             4,460         8,920
Frederick J. Groser....      4,460        Two Years            0             4,460         8,920
Alexander R. Marasco...      4,460        Two Years            0             4,460         8,920
David C. Swanson.......      4,460        Two Years            0             4,460         8,920

---------------
(1) Amounts shown represent the performance shares granted under the Performance Unit Plan of the pre-Distribution Parent Company for the intended performance period of 1998-1999. At the time of the Distribution, each named executive officer will receive a pro rata award of performance shares based on achievement of performance goals from January 1998 through the Distribution Date. Earned pro rata awards will be paid in unrestricted shares of Donnelley Corp. common stock.

(2) Pro rata awards may range from 0 to 200% of the targeted performance shares based on achievements within a range of performance goals.

RETIREMENT BENEFITS

     The following table sets forth the estimated aggregate annual benefits payable under the Parent Company's Retirement Account Plan, Supplemental Executive Benefit Plan ("SEBP") and Pension Benefit Equalization Plan ("PBEP") to persons in specified average final compensation and credited service classification upon retirement at age 65. Amounts shown in the table include U.S. Social Security benefits and benefits payable under predecessor plans of the Parent Company which would be deducted in calculating benefits payable under these plans. These aggregate annual retirement benefits do not increase as a result of additional credited service after 20 years.

                                           ESTIMATED AGGREGATE ANNUAL RETIREMENT BENEFIT
                                                   ASSUMING CREDITED SERVICE OF:
                                         --------------------------------------------------
AVERAGE FINAL COMPENSATION               15 YEARS     20 YEARS      25 YEARS      30 YEARS
--------------------------               --------    ----------    ----------    ----------
$  550,000.............................  $275,000    $  330,000    $  330,000    $  330,000
   700,000.............................   350,000       420,000       420,000       420,000
   850,000.............................   425,000       510,000       510,000       510,000
 1,000,000.............................   500,000       600,000       600,000       600,000
 1,300,000.............................   650,000       780,000       780,000       780,000
 1,600,000.............................   800,000       960,000       960,000       960,000
 1,900,000.............................   950,000     1,140,000     1,140,000     1,140,000

     The number of years of credited service under the plans as of December 31, 1997 of Messrs. Noonan and Danford are 8 and 9, respectively.

     Compensation, for the purpose of determining retirement benefits, consists of salary, wages, regular cash bonuses, commissions and overtime pay. Severance pay, contingent payments and other forms of special remuneration are excluded. Bonuses included in the Summary Compensation Table are normally not paid until the year following the year in which they are accrued and expensed; therefore, compensation for purposes of determining retirement benefits varies from the Summary Compensation Table amounts in that bonuses expensed in the previous year, but paid in the current year, are part of retirement compensation in the current year, and current year's bonuses accrued and included in the Summary Compensation Table are not. For 1997, compensation for purposes of determining retirement benefits also varies from the Summary Compensation Table in that the amounts shown in the "Bonus" column include performance share payouts under the PUP, which are not creditable compensation under the retirement plans.

     For the reasons discussed above, compensation for determining retirement benefits for the named executive officers differed by more than 10% from the amounts shown in the Summary Compensation Table. 1997 compensation for purposes of determining retirement benefits for Messrs. Noonan and Danford was $382,000 and $285,333, respectively.

     Average final compensation is defined as the highest average annual compensation during five consecutive twelve-month periods in the last ten consecutive twelve-month periods of the member's credited service. Members vest in their accrued retirement benefit upon completion of five years of service. The benefits shown in the table above are calculated on a straight-life annuity basis.

     The Retirement Account Plan, together with the PBEP, provides retirement income based on a percentage of annual compensation. The percentage of compensation allocated annually ranges from 3% to 12.5%, based on age and credited service. Amounts allocated also receive interest credits based on 30-year Treasury rates with a minimum interest credit rate of 3%. Executives close to or eligible to retire as of January 1, 1997 will receive the higher of benefits provided by the final pay formula in effect prior to 1997 or the Retirement Account formula.

     The SEBP provides retirement benefits in addition to the benefits provided under the Retirement Account Plan and the PBEP. The SEBP has the effect of increasing the retirement benefits under the Retirement Account Plan and the PBEP to the amounts depicted in the preceding table. The SEBP provides maximum benefits after 20 years. Executives close to or eligible for retirement, as approved by the chairman and chief executive officer of the Parent Company, will receive maximum benefits after 15 years.

     Messrs. Groser, Marasco and Swanson participate in the Retirement Account Plan and the PBEP, but do not participate in the SEBP.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     All of the outstanding capital stock of Donnelley is owned by Donnelley Corp. The following table sets forth the number of shares of Donnelley Corp. common stock beneficially owned as of June 30, 1998 by (i) owners of more than 5% of the outstanding shares of Donnelley Corp.'s common stock, (ii) each of the directors of Donnelley Corp. and Donnelley, (iii) each of Donnelley Corp.'s executive officers named in the Summary Compensation Table above, and (iv) all of the Donnelley Corp. directors and executive officers as a group. Except as indicated in the footnotes to the table, Donnelley Corp. believes that the persons named in the table have sole voting and investment power with respect to all shares owned beneficially by them. The mailing address for each of the Donnelley Corp.'s directors and executive officers listed below is One Manhattanville Road, Purchase, NY 10577.

                                                          SHARES OF DONNELLEY CORP. COMMON STOCK
                                                        ------------------------------------------
                                                           AMOUNT BENEFICIALLY       PERCENTAGE OF
BENEFICIAL OWNERS                                               OWNED(1)                 CLASS
-----------------                                       -------------------------    -------------
Frank R. Noonan.......................................          1,151,212(2)             *
Phillip C. Danford....................................            393,048(3)             *
Frederick J. Groser...................................            249,926(4)             *
Alexander R. Marasco..................................            376,645(5)             *
David C. Swanson......................................            173,241(6)             *
Stephen B. Wiznitzer..................................             24,705(7)             *
Diane P. Baker........................................             15,000(8)             *
William G. Jacobi.....................................             20,578(8)             *
Robert J. Kamerschen..................................             15,000(8)             *
Barry Lawson Williams.................................             15,000(8)             *
All Directors and Executive Officers as a Group.......          2,833,722                 1.65%

Harris Associates L.P. and its general partner,.......         17,374,440(9)             10.14%
  Harris Associates, Inc.
  Two North LaSalle Street,
  Ste. 500
  Chicago, Illinois 60602-3790

AMVESCAP, PLC and certain of its subsidiaries.........         12,048,320(10)             7.03%
  11 Devonshire Square
  London EC2M 4YR
  England

---------------
  *  Represents ownership of less than 1%.

 (1) The amounts and percentage of Donnelley Corp.'s common stock beneficially owned are reported on the basis of rules and regulations of the Securities and Exchange Commission (the "Commission") governing the determination of beneficial ownership of securities. Under such rules and regulations, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power", which includes the power to vote or to direct the voting of such security, or "investment power", which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities which that person has a right to acquire beneficial ownership of within 60 days. Under these rules and regulations, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities in which he has no economic interest.

 (2) Includes 1,142,893 shares of Donnelley Corp.'s common stock which may be acquired pursuant to options exercisable as of June 30, 1998 or within 60 days thereafter.

 (3) Includes 391,268 shares of Donnelley Corp.'s common stock which may be acquired pursuant to options exercisable as of June 30, 1998 or within 60 days thereafter.

 (4) Includes 249,359 shares of Donnelley Corp.'s common stock which may be acquired pursuant to options exercisable as of June 30, 1998 or within 60 days thereafter.

 (5) Includes 366,543 shares of Donnelley Corp.'s common stock which may be acquired pursuant to options exercisable as of June 30, 1998 or within 60 days thereafter.

 (6) Includes 172,188 shares of Donnelley Corp.'s common stock which may be acquired pursuant to options exercisable as of June 30, 1998 or within 60 days thereafter.

 (7) All 24,705 shares listed are shares of Donnelley Corp.'s common stock which may be acquired pursuant to options exercisable as of June 30, 1998 or within 60 days thereafter.

 (8) Includes (i) options to purchase 7,500 shares of Donnelley Corp.'s common stock, which options will become exercisable in equal increments on each of the first three anniversary's of the date of the grant, July 14, 1998, and
     (ii) 7,500 deferred shares of Company's common stock which will vest in equal increments on each of the first three anniversary's of the date of the grant, July 14, 1998.

 (9) Harris Associates L.P. ("Harris") and its sole general partner, Harris Associates, Inc. ("Harris Inc."), jointly filed a Schedule 13G with the Commission on February 11, 1998. According to such Schedule 13G, Harris, a registered investment adviser, had as of December 31, 1997, shared voting power over 14,903,640 shares of Donnelley Corp.'s common stock. Of such shares, Harris had sole dispositive power over 5,171,140 shares and shared dispositive power over 9,732,500 shares. On April 9, 1998, Harris and Harris Inc. jointly filed an amendment to their Schedule 13G with the Commission which reported that as of March 31, 1998 Harris shared voting power over 17,374,440 shares of Donnelley Corp.'s common stock. Of such shares, Harris had sole dispositive power over 5,435,440 shares and shared dispositive power over 11,939,000 shares. The foregoing Schedule 13G and the amendments thereto related to the common stock of The Dun & Bradstreet Corporation, the predecessor of Donnelley Corp.

(10) AMVESCAP PLC and its subsidiaries, ADZ, Inc. (a holding company), AIM Management Group Inc. (a holding company), INVESCO, Inc. (a holding company), INVESCO North American Holdings, Inc. (a holding company), INVESCO Capital Management, Inc. (a registered investment adviser), INVESCO Funds Group, Inc. (a registered investment adviser), INVESCO Management & Research, Inc. (a registered investment adviser), and INVESCO Realty Advisers, Inc. (a registered investment adviser), jointly filed a Schedule 13G with the Commission on February 11, 1998. This Schedule 13G reported that these companies had, as of December 31, 1997, shared voting power and shared dispositive power over 12,048,320 shares of Donnelley Corp.'s common stock. The foregoing Schedule 13G related to the common stock of The Dun & Bradstreet Corporation, the predecessor of the Company.

                       DESCRIPTION OF NEW CREDIT FACILITY

     Donnelley has entered into the New Credit Facility (the "Credit Agreement") with The Chase Manhattan Bank ("Chase"), Chase Securities Inc. ("CSI") and Goldman Sachs Credit Partners L.P. ("Goldman Sachs Credit Partners" and, together with Chase, the "Lenders") pursuant to which the Lenders have provided, subject to the terms and conditions set forth in the Credit Agreement, (i) a senior secured Revolving Facility of $100 million and (ii) senior secured Term Facilities in aggregate of $300 million. The Term Facilities consist of $75 million in aggregate principal amount of Tranche A Term Loans, $125 million in aggregate principal amount of Tranche B Term Loans and $100 million in aggregate principal amount of Tranche C Term Loans. CSI and Goldman Sachs Credit Partners managed the syndication of the New Credit Facility.

     The following summary of the New Credit Facility does not purport to be complete and is qualified in its entirety by reference to the definitive documentation for the New Credit Facility, a copy of which has been filed as an exhibit to the Registration Statement.

     The obligations of Donnelley under the New Credit Facility are unconditionally guaranteed by Donnelley Corp. and each future domestic direct or indirect subsidiary of Donnelley (the "Credit Facility Subsidiary Guarantors"). The New Credit Facility and the guarantees are secured by substantially all of the assets and the capital stock of Donnelley and the Credit Facility Subsidiary Guarantors.

     The Revolving Facility and the Tranche A Term Loans will mature in June 2004. The Tranche B Term Loans will mature in December 2005 and the Tranche C Term Loans will mature in December 2006. The Term Facilities in aggregate will amortize in quarterly installments commencing in September 1998. Donnelley will be required to repay $2.25 million, $6.0 million, $13.5 million, $17.25 million, $21.0 million, $28.5 million, $38.5 million, $81.0 million and $92.0 million in the first through ninth years, respectively, of the New Credit Facility.

     The loans under the New Credit Facility bear interest based on, at Donnelley's election, LIBOR or ABR (both as defined in the New Credit Facility), plus a certain spread which is based on Donnelley's ratio of total debt to EBITDA. Indebtedness under the Revolving Facility and Tranche A Term Loans will initially (subject to adjustment based on Donnelley's total debt to EBITDA ratio) bear interest at a rate of, at Donnelley's option, either LIBOR plus 1.50% or ABR plus 0.5%. Indebtedness under the Tranche B Term Loans will initially (subject to adjustment based on Donnelley's total debt to EBITDA ratio) bear interest at a rate of, at Donnelley's option, either LIBOR plus 1.75% or ABR plus 0.75%. Indebtedness under the Tranche C Term Loans will initially (subject to adjustment based on Donnelley's total debt to EBITDA ratio) bear interest at a rate of, at Donnelley's option, either LIBOR plus 2.00% or ABR plus 1.00%.

     The New Credit Facility contains a number of covenants that, among other things, restrict the ability of Donnelley and any future subsidiaries (and, in some instances, restrict Donnelley from voting its partnership interests) to engage in mergers, consolidations and asset sales, make certain changes of business or other fundamental changes, engage in certain transactions with affiliates, amend or waive terms of material contracts (including the agreements entered into in connection with the Distribution), create liens on assets, incur additional indebtedness, enter into sale-leasebacks, make investments, prepay debt, pay dividends or make capital distributions and otherwise restrict corporate activities. In addition, the New Credit Facility will require Donnelley to meet certain financial tests, including (i) total debt to EDITDA ratio and (ii) EDITDA to fixed charge ratio.

     The New Credit Facility contains customary events of default, including the failure to pay principal when due or any interest or other amount that becomes due within three business days after the due date, a default in the performance of certain covenants, breach of representations or warranties, invalidity of any guarantee or security document, certain insolvency events, cross default, certain change of control events, failure to consummate the Distribution within 45 days of the closing of the New Credit Facility, and termination of certain material contracts.

                              DESCRIPTION OF NOTES

     The Exchange Notes will be issued under an Indenture, dated as of June 5, 1998 (the "Indenture"), between Donnelley and The Bank of New York, as trustee (the "Trustee"), which has been filed as a exhibit to the Registration Statement of which this Prospectus constitutes a part. The statements under this caption relating to the Notes and the Indenture are summaries and do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein. The Indenture is by its terms subject to and governed by the Trust Indenture Act of 1939, as amended. Unless otherwise indicated, references under this caption to sections, "sec." or articles are references to the Indenture. Where reference is made to particular provisions of the Indenture or to defined terms not otherwise defined herein, such provisions or defined terms are incorporated herein by reference. Copies of the Indenture referred to below will be available at the corporate trust office of the Trustee.

GENERAL

     The terms of the Exchange Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions relating to the Old Notes and except that, if (i) the registration statement relating to the Exchange Offer has not been filed within 60 days following the Closing, (ii) the Registration Statement has not become effective within 120 days following the Closing or (iii) the Exchange Offer has not been consummated within 60 business days after the effective date of the Exchange Offer Registration Statement or
(iv) any registration statement required by the Registration Rights Agreement is filed and declared effective but shall thereafter cease to be effective (except as specifically permitted therein) without being succeeded immediately by an additional registration statement filed and declared effective (any such event referred to in clauses (i) through (iv), a "Registration Default"), then the per annum interest rate on the Notes will increase, for the period from the occurrence of the Registration Default until such time as no Registration Default is in effect (at which time the interest rate will be reduced to its initial rate) by 0.25% during the first 90-day period following the occurrence of such Registration Default, which rate shall increase by an additional 0.25% during each subsequent 90-day period, up to a maximum of 1.0%.

     The Notes are unsecured obligations of Donnelley and mature on June 1, 2008.

     The Notes are unconditionally guaranteed on a senior subordinated basis (the "Donnelley Corp. Guarantee") by Donnelley Corp. The Donnelley Corp. Guarantee is subordinated to all Donnelley Corp. Senior Debt.

     At the original issue date of the Notes, Donnelley had no Restricted Subsidiaries. Donnelley covenanted to cause any future Restricted Subsidiaries to unconditionally guarantee the Notes, jointly and severally on a subordinated basis (such guarantees, the "Subsidiary Guarantees" and such guarantors, the "Subsidiary Guarantors"), provided that each such Restricted Subsidiary will cease to be a Subsidiary Guarantor when it ceases to be a Restricted Subsidiary. The ranking and effectiveness of the Subsidiary Guarantees are subject to certain legal considerations and are therefore uncertain. See "Risk
Factors -- Risk of Fraudulent Transfer" above.

     Notes bear interest at a rate of 9.125% per annum from June 5, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on June 1 and December 1 of each year, commencing December 1, 1998, to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding May 15 or November 15, as the case may be. Settlement for the Notes will be made in immediately available funds and payments by Donnelley in respect of the Notes (including principal, premium, if any, and interest) will be made in immediately available funds. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. (Sections 301, 307 and 310)

     Principal of and premium, if any, and interest on the Notes will be payable, and the Notes may be presented for registration of transfer and exchange, at the office or agency of Donnelley maintained for that purpose in the Borough of Manhattan, The City of New York, provided that at the option of Donnelley, payment of interest on the Notes may be made by check mailed to the address of the Person entitled thereto as it appears in the Note Register. Until otherwise designated by Donnelley, such office or agency will be the corporate trust office of the Trustee, as Paying Agent and Registrar. (Sections 301, 305 and 1002)

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

     Notes will be issued only in fully registered form, without interest coupons, in denominations of $1,000 and integral multiples thereof. Notes will not be issued in bearer form.

     Global Notes. The Exchange Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the "Global Note"). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company

("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

     Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and CEDEL), which may change from time to time.

     Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below under "-- Exchanges of Book-Entry Notes for Certificated Notes".

     Exchanges of Book-Entry Notes for Certificated Notes. A beneficial interest in a Global Note may not be exchanged for a Note in certificated form unless (i) DTC (x) notifies Donnelley that it is unwilling or unable to continue as Depositary for the Global Note or (y) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in either case Donnelley thereupon fails to appoint a successor Depositary, (ii) Donnelley, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form or (iii) there shall have occurred and be continuing an Event of Default with respect to the Notes. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures). Any certificated Note issued in exchange for an interest in a Global Note will bear the legend restricting transfers that is borne by such Global Note. Any such exchange will be effected through the DWAC System and an appropriate adjustment will be made in the records of the Security Registrar to reflect a decrease in the principal amount of the relevant Global Note.

     Certain Book-Entry Procedures. The descriptions of the operations and procedures of DTC, Euroclear and CEDEL that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. Donnelley takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

     The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer promptly after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account in accordance with the Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP") procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after timely confirmation of such book-entry transfer of Old Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility and received by the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant tendering Old Notes that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.

     DTC has advised Donnelley as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants ("participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     DTC has advised Donnelley that its current practice, upon the issuance of the Global Note, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Notes to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interests of participants) and the records of participants and indirect participants (with respect to interests of persons other than participants).

     AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL NOTE, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE NOTES REPRESENTED BY SUCH GLOBAL NOTE FOR ALL PURPOSES UNDER THE INDENTURE AND THE NOTES. Except in the limited circumstances described above under "-- Exchanges of Book-Entry Notes for Certificated Notes", owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or Holders of the Global Note (or any Note represented thereby) under the Indenture or the Notes.

     Investors may hold their interests in the Global Note directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and CEDEL) which are participants in such system. CEDEL and Euroclear will hold interests in the Global Note on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories. The depositories, in turn, will hold such interests in such Global Notes in customers' securities accounts in the depositories' names on the books of DTC. All interests in a Global Note, including those held through Euroclear or CEDEL, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or CEDEL will also be subject to the procedures and requirements of such system.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Payments of the principal of, premium, if any, and interest on Global Notes will be made to DTC or its nominee as the registered owner thereof. Neither Donnelley, the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Donnelley expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any Notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such Notes as shown on the records of DTC or its nominee. Donnelley also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name". Such payment will be the responsibility of such participants.

     Except for trades involving only Euroclear and CEDEL participants, interests in the Global Note will trade in DTC's settlement system and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Subject to compliance with the transfer and exchange provisions applicable to the Notes described elsewhere herein, cross-market transfers between DTC participants, on the one hand, and Euroclear or CEDEL participants, on the other hand, will be effected by DTC in accordance with DTC's rules on behalf of Euroclear or CEDEL, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or CEDEL, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or CEDEL, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC Euroclear participants and CEDEL participants may not deliver instructions directly to the depositories for Euroclear or CEDEL.

     Because of time zone differences, the securities account of a Euroclear or CEDEL participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or CEDEL participant, during the securities settlement processing day (which must be a business day for Euroclear and CEDEL) immediately following the DTC settlement date. Cash received in Euroclear or CEDEL as a result of sales of interests in a Global Note by or through a Euroclear or CEDEL participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or CEDEL cash account only as of the business day for Euroclear or CEDEL following the DTC settlement date.

     DTC has advised Donnelley that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined below) under the Notes, the Global Notes will be exchanged for legended Notes in certificated form, and distributed to DTC's participants.

     Although DTC, Euroclear and CEDEL have agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, Euroclear and CEDEL, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Donnelley, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear and CEDEL, their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

OPTIONAL REDEMPTION

     The Notes will be subject to redemption, at the option of Donnelley, in whole or in part, at any time on or after June 1, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' notice mailed to each Holder of Notes to be redeemed at such Holder's address appearing in the Note Register, in amounts of $1,000 or an integral multiple of $1,000, at the following Redemption

Prices (expressed as percentages of the principal amount) plus accrued interest to but excluding the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed during the 12-month period beginning June 1 of the years indicated:

                                                           REDEMPTION
YEAR                                                         PRICE
----                                                       ----------
2003.....................................................   104.563%
2004.....................................................   103.042%
2005.....................................................   101.521%
2006 and thereafter......................................   100.000%

(Sections 203, 1101, 1105 and 1107)

In addition, at any time prior to June 1, 2001 in the event Donnelley Corp. or Donnelley receives net cash proceeds from the sale of its Common Stock in one or more Equity Offerings, Donnelley (to the extent it receives such proceeds and has not used such proceeds, directly or indirectly, to redeem or repurchase other securities pursuant to optional redemption provisions) may, at its option, use all or a portion of any such net proceeds to redeem, from time to time, Notes in an aggregate principal amount of up to 35% of the original aggregate principal amount of the Notes, provided, however, that Notes having a principal amount equal to at least 65% of the original aggregate principal amount of the Notes remain outstanding after such redemption. Such redemption must occur on a Redemption Date within 120 days of such sale and upon not less than 30 nor more than 60 days' notice mailed to each Holder of Notes to be redeemed at such Holder's address appearing in the Note Register, in amounts of $1,000 or an integral multiple of $1,000, at a redemption price of 109.125% of the principal amount of the Notes plus accrued interest to but excluding the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date).

     If less than all the Notes are to be redeemed, the Trustee shall select, in such manner as it shall deem fair and appropriate, the particular Notes to be redeemed or any portion thereof that is an integral multiple of $1,000. (Section
1104)

     The Notes will not have the benefit of any sinking fund.

SUBORDINATION

     The indebtedness evidenced by the Notes will, to the extent set forth in the Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets of Donnelley, whether voluntary or involuntary, or any bankruptcy, insolvency, receivership or similar proceedings of Donnelley, the holders of all Senior Debt will first be entitled to receive payment in full of such Senior Debt, or provision made for such payment, before the Holders of the Notes will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on, or any obligation to repurchase, the Notes. In the event that notwithstanding the foregoing, the Trustee or the Holder of any Note receives any payment or distribution of assets of Donnelley of any kind or character (including any such payment or distribution which may be payable or deliverable by the reason of the payment of any other indebtedness of Donnelley being subordinated to the payment of the Notes), before all the Senior Debt is so paid in full, then such payment or distribution will be required to be paid over or delivered forthwith to the trustee in bankruptcy or other person making payment or distribution of assets of Donnelley for application to the payment of all Senior Debt remaining unpaid, to the extent necessary to pay the Senior Debt in full.

     No payments on account of principal of, premium, if any, or interest on, or in respect of the purchase or other acquisition of, the Notes, and no defeasance of the Notes, may be made if there shall have occurred and be continuing a Senior Payment Default. "Senior Payment Default" means any default in the payment of any principal of or premium, if any, or interest on Senior Debt when due, whether at the stated maturity of any such payment or by declaration of acceleration, call for redemption or otherwise.

     Upon the occurrence of a Senior Nonmonetary Default and receipt of written notice by Donnelley and the Trustee of the occurrence of such Senior Nonmonetary Default from any holder of Senior Debt (or any trustee, agent or other representative for such holder) which is the subject of such Senior Nonmonetary Default, no payments on account of principal of, premium, if any, or interest on, or in respect of the purchase or other acquisition of, the Notes, and no defeasance of the Notes, may be made for a period (the "Payment Blockage Period") commencing on the date of the receipt of such notice and ending the earlier of (i) the date on which such Senior Nonmonetary Default shall have been cured or waived or ceased to exist or all Senior Debt the subject of such Senior Nonmonetary Default shall have been discharged and (ii) the 179th day after the date of the receipt of such notice. In any event, no more than one Payment Blockage Period may be commenced during any 360-day period and there shall be a period of at least 181 days during each 360-day period when no Payment Blockage Period is in effect. In addition, no Senior Nonmonetary Default that existed or was continuing on the date of the commencement of a Payment Blockage Period may be made the basis of the commencement of a subsequent Payment Blockage Period whether or not within a period of 360 consecutive days, unless such Senior Nonmonetary Default shall have been cured for a period of not less than 90 consecutive days. "Senior Nonmonetary Default" means the occurrence or existence and continuance of an event of default with respect to Senior Debt, other than a Senior Payment Default, permitting the holders of the Senior Debt (or a trustee or other agent on behalf of the holders thereof) then to declare such Senior Debt due and payable prior to the date on which it would otherwise become due and payable.

     The failure to make any payment on the Notes by reason of the provisions of the Indenture described under this caption "Subordination" will not be construed as preventing the occurrence of an Event of Default with respect to the Notes arising from any such failure to make payment. Upon termination of any period of payment blockage Donnelley shall resume making any and all required payments in respect of the Notes, including any missed payments.

     "Senior Debt" means (i) the principal of (and premium, if any) and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Donnelley whether or not such claim for post-petition interest is allowed in such proceeding) on, and penalties and any obligation of Donnelley for reimbursement, indemnities and fees relating to, any Credit Facility and (ii) the principal of (and premium, if any) and interest on Debt of Donnelley for money borrowed, whether Incurred on or prior to the date of original issuance of the Notes or thereafter, and any amendments, renewals, extensions, modifications, refinancings and refundings of any such Debt and (iii) Permitted Interest Rate, Currency or Commodity Price Agreements entered into with respect to Debt described in clauses (i) and (ii) above; provided, however, that the following shall not constitute Senior Debt: (1) any Debt as to which the terms of the instrument creating or evidencing the same provide that such Debt is not superior in right of payment to the Notes, (2) any Debt which is subordinated in right of payment in any respect to any other Debt of Donnelley, (3) Debt evidenced by the Notes, (4) any Debt owed to a Person when such Person is a Subsidiary of Donnelley, (5) any obligation of Donnelley arising from Redeemable Stock of Donnelley, (6) that portion of any Debt which is Incurred in violation of the Indenture and (7) Debt which, when Incurred and without respect to any election under Section 1111 (b) of Title 11, United States Code, is without recourse to Donnelley.

     By reason of such subordination, in the event of insolvency, creditors of Donnelley who are not holders of Senior Debt or of the Notes may recover less, ratably, than holders of Senior Debt and more, ratably, than Holders of the Notes.

     The subordination provisions described above will not be applicable to payments in respect of the Notes from a defeasance trust established in connection with any defeasance or covenant defeasance of the Notes as described under "-- Defeasance." (Article Thirteen)

REGISTRATION COVENANT; EXCHANGE OFFER

     Holders of Old Notes are entitled to certain registration rights pursuant to the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company agreed, for the benefit of the holders of the Old Notes,
(i) to file with the Commission, within 60 days following the time of delivery of the Notes (the "Closing"), a registration statement (the "Exchange Offer Registration Statement") under the Securities Act relating to an exchange offer (the "Exchange Offer") pursuant to which the Exchange Notes would be offered in exchange for the Old Notes tendered at the option of the holders thereof and
(ii) to use its reasonable best efforts to cause the Exchange Offer Registration Statement to become effective as soon as practicable thereafter. Donnelley has further agreed to commence the Exchange Offer promptly after the Exchange Offer Registration Statement has become effective, hold the offer open for at least 30 days, and exchange the Exchange Notes for all Old Notes validly tendered and not withdrawn before the expiration of the offer.

     Under existing Commission interpretations, the Exchange Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act, except that broker-dealers ("Participating Broker-Dealers") receiving Exchange Notes in the Exchange Offer will be subject to a prospectus delivery requirement with respect to resales of those Exchange Notes. The Commission has taken the position that participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Notes) by delivery of the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, Donnelley is required to allow Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes. The Exchange Offer Registration Statement will be kept effective for a period of 180 days after the Exchange Offer has been consummated in order to permit resales of Exchange Notes acquired by broker-dealers in aftermarket transactions. Each holder of Old Notes (other than certain specified holders) who wishes to exchange such Old Notes for Exchange Notes in the Exchange Offer will be required to represent that any Exchange Notes to be received by it will be acquired in the ordinary course of its business, that at the time of the commencement of the Exchange Offer it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and that it is not an Affiliate of Donnelley.

     However, if (i) on or before the date of consummation of the Exchange Offer, the existing Commission interpretations are changed such that the Exchange Notes would not in general be freely transferable in such manner on such date, (ii) the Exchange Offer has not been consummated within 210 days following the Closing or (iii) the Initial Purchasers so request within 60 days after the consummation of the Exchange Offer with respect to any Notes held by them following consummation of the Exchange Offer, Donnelley will, in lieu of (or, in the case of clause (iii), in addition to) effecting registration of Exchange Notes, use its best efforts to cause a registration statement under the Securities Act relating to a shelf registration of the Notes for resale by holders or, in the case of clause (iii), of the Notes held by the Initial Purchasers for resale by the Initial Purchasers (the "Resale Registration") to become effective and to remain effective until two years following the Closing (or such earlier date as of which all of the Notes shall have been sold thereunder). Donnelley will, in the event of the Resale Registration, provide to the holder or holders of the applicable Notes copies of the prospectus that is a part of the registration statement filed in connection with the Resale Registration, notify such holder or holders when the Resale Registration for the applicable Notes has become effective and take certain other actions as are required to permit unrestricted resales of the applicable Notes. A holder of Notes that sells such Notes pursuant to the Resale Registration generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification obligations).

     In the event that (i) Donnelley has not filed, if applicable, the Resale Registration within 60 days following the Closing or (ii) the registration statement relating to the Exchange Offer has not become effective within 120 days following the Closing or (iii) the Exchange Offer has not been consummated within 60 business days after the effective date of the Exchange Offer Registration Statement or (iv) any registration statement required by the Registration Rights Agreement is filed and declared effective but shall thereafter cease to be effective (except as specifically permitted therein) without being succeeded immediately by an additional registration statement filed and declared effective (any such event referred to in clauses (i) through (iv), a "Registration Default"), then the per annum interest rate on the Notes will increase, for the period from the occurrence of the Registration Default until such time as no Registration Default is in effect (at which time the interest rate will be reduced to its initial rate) by 0.25% during the first 90-day period following the occurrence of such Registration Default, which rate shall increase by an additional 0.25% during each subsequent 90-day period, up to a maximum of 1.0%.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which will be available upon request to the Trustee or Donnelley.

     The Old Notes and the Exchange Notes will be considered collectively to be a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and Offers to Purchase, and for purposes of this Description of Notes (except under this caption "Registration Covenant; Exchange Offer") all references herein to "Notes" shall be deemed to refer collectively to Old Notes and any Exchange Notes, unless the context otherwise requires.

COVENANTS

     The Indenture contains, among others, the following covenants:

  Limitation on Consolidated Debt

     Donnelley may not, and may not permit any Restricted Subsidiary of Donnelley to, Incur any Debt unless immediately after giving pro forma effect to the Incurrence of such Debt and the receipt and application of the proceeds thereof, the Consolidated Cash Flow Coverage Ratio of Donnelley would be greater than 2 to 1.

     Notwithstanding the foregoing limitation, Donnelley may, and may permit any Restricted Subsidiary to, incur the following Debt:

          (i) Debt Incurred pursuant to any Credit Facility; provided, however, that, after giving effect to any such Incurrence, the aggregate principal amount of all Debt Incurred under this clause (i) then outstanding does not exceed $400 million less the sum of all principal payments with respect to such Debt pursuant to clause (iii) (1) of the covenant described under "-- Limitation on Asset Disposition";

          (ii) the original issuance by Donnelley of the Debt evidenced by the Notes and any Guarantees of the Notes;

          (iii) Debt (other than Debt described in another clause of this paragraph) outstanding on the date of original issuance of the Notes after giving effect to the application of the proceeds of the Notes;

          (iv) Debt owed by Donnelley to any Wholly Owned Restricted Subsidiary of Donnelley for which fair value has been received or Debt owed by a Restricted Subsidiary of Donnelley to Donnelley or a Wholly Owned Restricted Subsidiary of Donnelley; provided, however, that upon either (1) the transfer or other disposition by such Wholly Owned Restricted Subsidiary or Donnelley of any Debt so permitted to a Person other than Donnelley or another Wholly Owned Restricted Subsidiary of Donnelley or (2) the issuance (other than directors' qualifying shares), sale, lease, transfer or other disposition of shares of Capital Stock (including by consolidation or merger) of such Wholly Owned Restricted Subsidiary to a Person other than Donnelley or another such Wholly, Owned Restricted Subsidiary, the provisions of this clause (iv) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred at the time of such transfer or other disposition;

          (v) Debt consisting of Permitted Interest Rate, Currency or Commodity Price Agreements;

          (vi) Debt of a Restricted Subsidiary that does not violate the covenant described under "-- Limitation on Debt of Restricted Subsidiaries";

          (vii) Refinancing Debt in respect of Debt Incurred pursuant to the first paragraph of this covenant or pursuant to clause (ii), (iii) or (vi) or this clause (vii); provided, however, that to the extent such Refinancing Debt directly or indirectly Refinances Debt of a Restricted Subsidiary Incurred pursuant to clause (vi), such Refinancing Debt shall be incurred only by such Subsidiary; and

          (viii) Debt not otherwise permitted to be Incurred pursuant to clauses
     (i) through (vii) above, which, together with any other outstanding Debt Incurred pursuant to this clause (viii), has an aggregate principal amount not in excess of $5 million at any time outstanding. (Section 1007)

     For purposes of determining compliance with the foregoing covenant, (i) in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, Donnelley, in its sole discretion, will classify such item of Debt and will only be required to include the amount and type of such Debt in one of the above clauses, (ii) an item of Debt may be divided and classified in more than one of the types of Debt described above and (iii) any other obligation of the obligor on any item of Debt (or of any other Person who could have Incurred such Debt under this covenant) arising under any Guarantee, Lien or letter of credit supporting such Debt shall be disregarded to the extent that it secures the principal amount of such Debt.

  Limitation on Debt of Restricted Subsidiaries

     Donnelley may not cause, and may not permit, any Restricted Subsidiary of Donnelley to Incur any Debt except: (i) guarantees not prohibited by the covenant described under "-- Limitation on Issuance of Guarantees of Subordinated Debt"; (ii) Debt outstanding on the date of the Indenture; (iii) Debt of Restricted Subsidiaries permitted by clauses (iv) and (vii) of the covenant described under "-- Limitation on Consolidated Debt"; or (iv) Debt or Preferred Stock Incurred by a Person prior to the time (A) such Person became a Restricted Subsidiary of Donnelley, (B) such Person merges into or consolidates with a Restricted Subsidiary of Donnelley or (C) another Restricted Subsidiary of Donnelley merges into or consolidates with such Person (in a transaction in which such Person becomes a Restricted Subsidiary of Donnelley), which Debt or Preferred Stock was not Incurred or issued in anticipation of such transaction and was outstanding prior to such transaction. (Section 1008)

  Limitation on Senior Subordinated Debt

     Donnelley may not incur any Debt which by its terms is both (i) subordinated in right of payment to any Senior Debt and (ii) senior in right of payment to the Notes. (Section 1009)

  Limitation on Issuance of Guarantees of Subordinated Debt

     Donnelley may not permit any Restricted Subsidiary, directly or indirectly, to assume, guarantee or in any other manner become liable with respect to any Debt of Donnelley that by its terms is subordinate or junior in right of payment to the Notes. (Section 1010)

  Limitation on Liens

     Donnelley may not, and may not permit any Restricted Subsidiary to, create, incur or assume any Lien on or with respect to any property or assets of Donnelley or any such Restricted Subsidiary now owned or hereafter acquired to secure Debt which is pari passu with or subordinated in right of payment to the Notes without making, or causing such Restricted Subsidiary to make, effective provision for securing the Notes (and, if Donnelley shall so determine, any other Debt of Donnelley which is not subordinate to the Notes or of such Restricted Subsidiary) (x) equally and ratably with such Debt as to such property or assets for so long as such Debt shall be so secured or (y) in the event such Debt is Debt of Donnelley which is subordinate in right of payment to the Notes, prior to such Debt as to such property for so long as such Debt will be so secured.

  Limitation on Restricted Payments

     Donnelley (i) may not, directly or indirectly, declare or pay any dividend or make any distribution (including any payment in connection with any merger or consolidation derived from assets of Donnelley or any Restricted Subsidiary) in respect of its Capital Stock, excluding any dividends or distributions by Donnelley payable solely in shares of its Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to acquire its Capital Stock (other than Redeemable Stock), (ii) may not, and may not permit any Restricted Subsidiary to, purchase, redeem, or otherwise acquire or retire for value (a) any Capital Stock of Donnelley or any Related Person of Donnelley or (b) any options, warrants or other rights to acquire shares of Capital Stock of Donnelley or any Related Person of Donnelley or any securities convertible or exchangeable into shares of Capital Stock of Donnelley or any Related Person of Donnelley, (iii) may not make, or permit any Restricted Subsidiary to make, any Investment other than a Permitted Investment, and (iv) may not, and may not permit any Restricted Subsidiary to, redeem, repurchase, defease or otherwise acquire or retire for value prior to any scheduled maturity, repayment or sinking fund payment Debt of Donnelley which is subordinate in right of payment to the Notes (each of clauses (i) through (iv) being a "Restricted Payment") if:
(1) an Event of Default, or an event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and is continuing or would result from such Restricted Payment, or (2) after giving effect to such Restricted Payment Donnelley could not Incur at least $1.00 of additional Debt pursuant to the terms of the Indenture described in the first paragraph of "-- Limitation on Consolidated Debt" above, or (3) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments from the date of issuance of the Notes exceeds the sum of: (a) 50% of cumulative Consolidated Net Income (or, in the case Consolidated Net Income shall be negative, less 100% of such deficit) of Donnelley since the first day of the first full fiscal quarter commencing immediately following the date of issuance of the Notes through the last day of the last full fiscal quarter ending immediately preceding the date of such Restricted Payment for which quarterly or annual financial statements are available (taken as a single accounting period); plus (b) 100% of the aggregate net proceeds received by Donnelley after the date of original issuance of the Notes, including the fair market value of property other than cash (determined in good faith by the Board of Directors as evidenced by a resolution of the Board of Directors filed with the Trustee), from contributions of capital or the issuance and sale (other than to a Restricted Subsidiary) of Capital

Stock (other than Redeemable Stock) of Donnelley, options, warrants or other rights to acquire Capital Stock (other than Redeemable Stock) of Donnelley and Debt of Donnelley that has been converted into or exchanged for Capital Stock (other than Redeemable Stock and other than by or from a Restricted Subsidiary) of Donnelley after the date of original issuance of the Notes, provided that any such net proceeds received by Donnelley from an employee stock ownership plan financed by loans from Donnelley or a Restricted Subsidiary of Donnelley shall be included only to the extent such loans have been repaid with cash on or prior to the date of determination; plus (c) an amount equal to the sum of (i) the net reduction in Investments in any Person resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to Donnelley or any Restricted Subsidiary from such Person, and (ii) the portion (proportionate to Donnelley's equity interest in any Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Person, the amount of Investments previously made (and treated as a Restricted Payment) by Donnelley or any Restricted Subsidiary in such Person; plus (d) $25 million. Prior to the making of any Restricted Payment, Donnelley shall deliver to the Trustee an Officers' Certificate setting forth the computations by which the determinations required by clauses (2) and (3) above were made and stating that no Event of Default, or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, has occurred and is continuing or will result from such Restricted Payment.

     Notwithstanding the foregoing, so long as no Event of Default, or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and is continuing or would result therefrom, (i) Donnelley may pay any dividend on Capital Stock of any class within 60 days after the declaration thereof if, on the date when the dividend was declared, Donnelley could have paid such dividend in accordance with the foregoing provisions; (ii) Donnelley may refinance any Debt otherwise permitted by clause (vii) of the second paragraph under "-- Limitation on Consolidated Debt" above solely in exchange for or out of the net proceeds of the substantially concurrent sale (other than from or to a Restricted Subsidiary or from or to an employee stock ownership plan financed by loans from Donnelley or a Restricted Subsidiary of Donnelley) of shares of Capital Stock (other than Redeemable Stock) of Donnelley, provided that the amount of net proceeds from such exchange or sale shall be excluded from the calculation of the amount available for Restricted Payments pursuant to the preceding paragraph; (iii) Donnelley may purchase, redeem, acquire or retire any shares of Capital Stock of Donnelley solely in exchange for or out of the net proceeds of the substantially concurrent sale (other than from or to a Restricted Subsidiary or from or to an employee stock ownership plan financed by loans from Donnelley or a Restricted Subsidiary of Donnelley) of shares of Capital Stock (other than Redeemable Stock) of Donnelley; and (iv) Donnelley may dividend to the Parent Company the net proceeds from the issuance of the Notes and the proceeds of the initial borrowings under the New Credit Facility in an aggregate amount not in excess of $500 million; and (v) Donnelley may dividend to the Parent Company up to all its cash on the date prior to or on the date of the Distribution. Any payment made pursuant to clause (i) or (iii) of this paragraph shall be a Restricted Payment for purposes of calculating aggregate Restricted Payments pursuant to the preceding paragraph and any payment made pursuant to clause (ii), (iv) or (v) of this paragraph shall be excluded from Restricted Payments for purposes of such calculation. (sec. 1012)

  Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries

     Donnelley may not, and may not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of Donnelley (i) to pay dividends (in cash or otherwise) or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to Donnelley or any other Restricted Subsidiary; (ii) to make loans or advances to Donnelley or any other Restricted Subsidiary; or (iii) to transfer any of its property or assets to Donnelley or any other Restricted Subsidiary. Notwithstanding the foregoing, Donnelley may, and may permit any
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
 Restricted Subsidiary to, suffer to exist any such encumbrance or restriction
(a) pursuant to any agreement in effect on the date of original issuance of the Notes; (b) pursuant to an agreement relating to any Debt Incurred by a Person (other than a Restricted Subsidiary of Donnelley existing on the date of original issuance of the Notes or any Restricted Subsidiary carrying on any of the businesses of any such Restricted Subsidiary) prior to the date on which such Person became a Restricted Subsidiary of Donnelley and outstanding on such date and not Incurred in anticipation of becoming a Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired; (c) pursuant to an agreement effecting a renewal, refunding or extension of Debt Incurred pursuant to an agreement referred to in clause (a) or (b) above, provided, however, that the provisions contained in such renewal, refunding or extension agreement relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement the subject thereof, as determined in good faith by the Board of Directors and evidenced by a resolution of the Board of Directors filed with the Trustee; (d) in the case of clause (iii) above, restrictions contained in any security agreement (including a capital lease) securing Debt of a Restricted Subsidiary otherwise permitted under the Indenture, but only to the extent such restrictions restrict the transfer of the property subject to such security agreement; (e) in the case of clause (iii) above, customary nonassignment provisions entered into in the ordinary course of business in leases and other contracts to the extent such provisions restrict the transfer or subletting of any such lease or the assignment of rights under any such contract; (f) any restriction with respect to a Restricted Subsidiary of Donnelley imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, provided that consummation of such transaction would not result in an Event of Default or an event that, with the passing of time or the giving of notice or both, would constitute an Event of Default, that such restriction terminates if such transaction is closed or abandoned and that the closing or abandonment of such transaction occurs within one year of the date such agreement was entered into; or (g) such encumbrance or restriction is the result of applicable corporate law or regulation relating to the payment of dividends or distributions. (Section
1013)

  Limitation on Asset Dispositions

     Donnelley may not, and may not permit any Restricted Subsidiary to, make any Asset Disposition in one or more related transactions unless: (i) Donnelley or the Restricted Subsidiary, as the case may be, receives consideration for such disposition at least equal to the fair market value for the assets sold or disposed of as determined by the Board of Directors in good faith and evidenced by a resolution of the Board of Directors filed with the Trustee; (ii) at least 75% of the consideration for such disposition consists of cash or readily marketable cash equivalents or the assumption of Debt (other than Debt that is subordinated to the Notes) relating to such assets and release from all liability on the Debt assumed; and (iii) all Net Available Proceeds, less any amounts invested within 360 days of such disposition in assets related to the business of Donnelley, are applied within 360 days of such disposition (1) first, to the permanent repayment or reduction of Senior Debt then outstanding under any agreements or instruments which would require such application or prohibit payments pursuant to clause (2) following, (2) second, to the extent of remaining Net Available Proceeds, to make an Offer to Purchase outstanding Notes at 100% of their principal amount plus accrued interest to the date of purchase and, to the extent required by the terms thereof, any other Debt of Donnelley that is pari passu with the Notes at a price no greater than 100% of the principal amount thereof plus accrued interest to the date of purchase, and (3) third, to the extent of any remaining Net Available Proceeds, to any other use as determined by Donnelley which is not otherwise prohibited by the Indenture. (Section 1014)

  Transactions with Affiliates and Related Persons

     Donnelley may not, and may not permit any Restricted Subsidiary of Donnelley to, enter into any transaction (or series of related transactions) with an Affiliate or Related Person of Donnelley
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

(other than Donnelley or a Wholly Owned Restricted Subsidiary of Donnelley), including any Investment, either directly or indirectly, unless such transaction is in the best interests of Donnelley or such Restricted Subsidiary and is on terms no less favorable to Donnelley or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or Related Person (or, in the event that there are no comparable transactions involving persons who are not Affiliates or Related Persons of Donnelley or the relevant Restricted Subsidiary to apply for comparative purposes, is otherwise on terms that, taken as a whole, Donnelley has determined to be fair to Donnelley or the relevant Restricted Subsidiary). For any transaction that involves in excess of $1,000,000, a majority of the disinterested members of the Board of Directors shall determine that the transaction satisfies the above criteria and shall evidence such a determination by a Board Resolution filed with the Trustee. For any transaction that involves in excess of $5,000,000, Donnelley shall also obtain an opinion from a nationally recognized expert with experience in appraising the terms and conditions of the type of transaction (or series of related transactions) for which the opinion is required stating that such transaction (or series of related transactions) is on terms no less favorable to Donnelley or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or Related Person of Donnelley, which opinion shall be filed with the Trustee. The foregoing limitations shall not apply to (i) transactions with DonTech, CenDon and any similar joint venture or partnership with a Person that is not a Related Person that are pursuant to the agreements between Donnelley and DonTech and CenDon in effect on the date of original issuance of the Notes or any other substantially similar agreements, as the same may be amended or modified in a manner not materially adverse to the interests of the holders of the Notes, (ii) transactions between Donnelley and its Subsidiaries and New D&B and its Subsidiaries pursuant to agreements in effect on the date of the Distribution and any similar arrangements approved by the Board of Directors of Donnelley or Donnelley Corp., as the same may be amended or modified in a manner not materially adverse to the interests of the holders of the Notes or (iii) any Restricted Payment permitted to be made pursuant to the covenant described under "-- Limitation on Restricted Payments". (Section 1015)

  Change of Control

     Within 30 days following the date on which a Person files with the Commission a Schedule 13D under the Securities Exchange Act of 1934, evidencing of the occurrence of a Change of Control, Donnelley will be required to make an Offer to Purchase all Outstanding Notes at a purchase price equal to 101% of their principal amount plus accrued interest to the date of purchase. A "Change of Control" will be deemed to have occurred at such time as either (a) any Person or any Persons acting together that would constitute a "group" (a "Group") for purposes of Section 13(d) of the Securities Exchange Act of 1934, or any successor provision thereto, together with any Affiliates or Related Persons thereof, shall beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, or any successor provision thereto), directly or indirectly, at least 50% of the aggregate voting power of all classes of Voting Stock of Donnelley (for the purposes of this clause (a) a person shall be deemed to beneficially own the Voting Stock of a corporation that is beneficially owned (as defined above) by another corporation (a "parent corporation"), if such person beneficially owns (as defined above) at least 50% of the aggregate voting power of all classes of Voting Stock of such parent corporation); (b) any Person or Group, together with any Affiliates or Related Persons thereof, shall succeed in having a sufficient number of its nominees elected to the Board of Directors of Donnelley Corp. such that such nominees, when added to any existing director remaining on the Board of Directors of Donnelley Corp. after such election who was a nominee of or is an Affiliate or Related Person of such Person or Group, will constitute a majority of the Board of Directors of Donnelley Corp.; or (c) Donnelley shall, directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of its assets; or (d) there shall be adopted a plan of liquidation or dissolution of Donnelley, provided, however, that a transaction effected to create a holding company of Donnelley or Donnelley Corp., (i) pursuant to which Donnelley or Donnelley Corp. becomes a wholly owned Subsidiary of such holding company, and
(ii) as a result

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

of which the holders of Capital Stock of such holding company are substantially the same as the holders of Capital Stock of Donnelley or Donnelley Corp. immediately prior to such transaction, shall not be deemed to involve a "Change of Control". (Section 1016)

     In the event that Donnelley makes an Offer to Purchase the Notes, Donnelley intends to comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Securities Exchange Act of 1934.

  Provision of Financial Information

     For so long as any of the Notes are outstanding, Donnelley shall file with the Commission the annual reports, quarterly reports and other documents which a reporting company is required to file with the Commission pursuant to Section 13
(a) or 15 (d) of the Securities Exchange Act of 1934 or any successor provisions thereto. (Section 1017)

UNRESTRICTED SUBSIDIARIES

     Donnelley may designate any Subsidiary of Donnelley to be an "Unrestricted Subsidiary" as provided below in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary. "Unrestricted Subsidiary" means (1) any Subsidiary designated as such by the Board of Directors as set forth below where (a) neither Donnelley nor any of its other Subsidiaries (other than another Unrestricted Subsidiary) (i) provides credit support for, or any Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or
(ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary, and (b) no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of Donnelley and its Subsidiaries (other than another Unrestricted Subsidiary) to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other Subsidiary of Donnelley which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary, provided that either (x) the Subsidiary to be so designated has total assets of $1,000 or less or (y) immediately after giving effect to such designation, Donnelley could Incur at least $1.00 of additional Debt pursuant to the first paragraph under "-- Limitation on Consolidated Debt" and provided, further, that Donnelley could make a Restricted Payment in an amount equal to the greater of the fair market value and book value of such Subsidiary pursuant to "-- Limitation on Restricted Payments" and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the aggregate amount available for Restricted Payments thereunder. (Section 101)

MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

     Donnelley may not, in a single transaction or a series of related transactions, (i) consolidate with or merge into any other Person or permit any other Person to consolidate with or merge into Donnelley or (ii) directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of its assets unless: (1) in a transaction in which Donnelley does not survive or in which Donnelley transfers, sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to Donnelley is organized under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of Donnelley's obligations under the Indenture; (2) immediately before and after giving effect to such transaction and treating any Debt which becomes an obligation of Donnelley or a Restricted Subsidiary as a
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

result of such transaction as having been Incurred by Donnelley or such Restricted Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing; (3) immediately after giving effect to such transaction, the Consolidated Net Worth of Donnelley (or other successor entity to Donnelley) is equal to or greater than that of Donnelley immediately prior to the transaction; (4) except with respect to a merger of Donnelley with or into a Wholly Owned Restricted Subsidiary, immediately after giving effect to such transaction and treating any Debt which becomes an obligation of Donnelley or a Restricted Subsidiary as a result of such transaction as having been Incurred by Donnelley or such Restricted Subsidiary at the time of the transaction, Donnelley (including any successor entity to Donnelley) could Incur at least $1.00 of additional Debt pursuant to the provisions of the Indenture described in the first paragraph under "-- Limitation on Consolidated Debt" above; and (5) certain other conditions are met. (Section 801)

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

     "Acquired Debt" of any particular Person means Debt of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such particular Person or assumed by such particular Person in connection with the acquisition of assets from any other Person, and not Incurred by such other Person in connection with, or in contemplation of, such other Person merging with or into such particular Person or becoming a Subsidiary of such particular Person or such acquisition.

     "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing; provided however, that, for the purposes of the covenant described under "-- Transactions with Affiliates and Related Persons", a joint venture, partnership or similar Person which is engaged in a principal business of Donnelley and its Restricted Subsidiaries or in a business related thereto and all of the equity interests in which are held by Donnelley or a Restricted Subsidiary and another Person or Persons that are not Related Persons of Donnelley or such Restricted Subsidiary shall not be deemed an "Affiliate" of Donnelley or such Restricted Subsidiary.

     "Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition in one or more related transactions by such Person or any of its Restricted Subsidiaries (including any issuance or sale by a Restricted Subsidiary of Capital Stock of such Restricted Subsidiary and including a consolidation or merger or other sale of any such Restricted Subsidiary with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary, but excluding a disposition by a Restricted Subsidiary of such Person to such Person or a Wholly Owned Restricted Subsidiary of such Person or by such Person to a Wholly Owned Restricted Subsidiary of such Person) of (i) shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of a Restricted Subsidiary of such Person, (ii) substantially all of the assets of such Person or any of its Restricted Subsidiaries representing a division or line of business or (iii) other assets or rights of such Person or any of its Restricted Subsidiaries outside of the ordinary course of business, provided in each case that the aggregate consideration for such transfer, conveyance, sale, lease or other disposition is equal to $5 million or more.

     "Average Life" means, as of the date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Debt multiplied by the amount of such payment by (ii) the sum of all such payments.
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

     "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. The principal amount of such obligation shall be the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person.

     "Cash Equivalents" means (i) direct obligations of the United States of America or any agency thereof having maturities of not more than one year from the date of acquisition, (ii) time deposits and certificates of deposit of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million, with maturities of not more than one year from the date of acquisition, (iii) repurchase obligations issued by any bank described in clause (ii) above with a term not to exceed 30 days; (iv) commercial paper rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody's, in each case maturing within one year after the date of acquisition and (v) shares of any money market mutual fund, or similar fund, in each case having assets in excess of $500 million, which invests predominantly in investments of the types describes in clauses (i) through (iv) above.

     "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Consolidated Cash Flow Available for Fixed Charges" for any period means the Consolidated Net Income of Donnelley and its Restricted Subsidiaries for such period increased by the sum of (i) Consolidated Interest Expense of Donnelley and its Restricted Subsidiaries for such period, plus (ii) Consolidated Income Tax Expense of Donnelley and its Restricted Subsidiaries for such period, plus (iii) the consolidated depreciation and amortization expense included in the income statement of Donnelley and its Restricted Subsidiaries for such period, plus (iv) all other non-cash items reducing Consolidated Net Income of Donnelley and its Restricted Subsidiaries, unless and until such time as cash disbursements are made in respect of such items (at which time the amount of any such cash disbursements shall be deducted from Consolidated Cash Flow Available for Fixed Charges), and less all non-cash items increasing Consolidated Net Income of Donnelley and its Restricted Subsidiaries; provided, however, that there shall be excluded therefrom the Consolidated Cash Flow Available for Fixed Charges (if positive) of any Restricted Subsidiary of Donnelley (calculated separately for such Restricted Subsidiary in the same manner as provided above for Donnelley) that is subject to a restriction which prevents the payment of dividends or the making of distributions to Donnelley or another Restricted Subsidiary of Donnelley to the extent of such restriction, except to the extent of the amount of dividends or other distributions actually paid by such Restricted Subsidiary to Donnelley or to a Restricted Subsidiary not subject to such a restriction during such period. Notwithstanding any other provision of the Indenture to the contrary, Consolidated Cash Flow Available for Fixed Charges of Donnelley for any period will be deemed to include 100% of the cash distributions to Donnelley or any of its Restricted Subsidiaries not subject to such a restriction in respect of such period from DonTech, CenDon or any similar partnership or joint venture, to the extent not otherwise included in Consolidated Cash Flow Available for Fixed Charges in respect of such period.

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

     "Consolidated Cash Flow Coverage Ratio" as of any date of determination means the ratio of (i) Consolidated Cash Flow Available for Fixed Charges of Donnelley and its Restricted Subsidiaries for the period of the most recently completed four consecutive fiscal quarters for which quarterly or annual financial statements are available to (ii) Consolidated Fixed Charges of Donnelley and its Restricted Subsidiaries for such period; provided, however, that Consolidated Fixed Charges shall be adjusted to give effect on a pro forma basis to any Debt that has been Incurred by Donnelley or any Restricted Subsidiary since the beginning of such period that remains outstanding and to any Debt that is proposed to be Incurred by Donnelley or any Restricted Subsidiary as to which such determination is to be made, as if in each case such Debt had been Incurred on the first day of such period and as if any Debt that
(i) is or will no longer be outstanding as the result of the Incurrence of any such Debt or (ii) had been repaid or retired during such period had not been outstanding as of the first day of such period; provided further, that in making such computation, the Consolidated Interest Expense of Donnelley and its Restricted Subsidiaries attributable to interest on any proposed Debt bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire period; and provided further that, in the event Donnelley or any of its Restricted Subsidiaries has made Asset Dispositions or acquisitions of assets not in the ordinary course of business (including acquisitions of other Persons by merger, consolidation or purchase of Capital Stock) during or after such period, such computation shall be made on a pro forma basis as if the Asset Dispositions or acquisitions had taken place on the first day of such period.

     "Consolidated Fixed Charges" for any period means the sum of (i) Consolidated Interest Expense and (ii) the consolidated amount of interest capitalized by Donnelley and its Restricted Subsidiaries during such period calculated in accordance with generally accepted accounting principles.

     "Consolidated Income Tax Expense" for any period means the consolidated provision for income taxes of Donnelley and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Interest Expense" means for any period the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of Donnelley and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with generally accepted accounting principles, including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of Debt discounts; (ii) any payments or fees with respect to letters of credit, bankers' acceptances or similar facilities; (iii) fees with respect to interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements;
(iv) Preferred Stock dividends of Restricted Subsidiaries of Donnelley (other than with respect to Redeemable Stock) declared and paid or payable; (v) accrued Redeemable Stock dividends of Donnelley and its Restricted Subsidiaries, whether or not declared or paid; (vi) interest on Debt guaranteed by Donnelley and its Restricted Subsidiaries; and (vii) the portion of any rental obligation allocable to interest expense.

     "Consolidated Net Income" for any period means the consolidated net income (or loss) of Donnelley and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom (a) the net income (or loss) of any Person acquired by of Donnelley or a Restricted Subsidiary of Donnelley in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (or loss) of any Person that is not a Subsidiary of Donnelley except to the extent of the amount of dividends or other distributions actually paid to Donnelley or a Subsidiary of Donnelley by such Person during such period, (c) gains or losses on Asset Dispositions by Donnelley or its Restricted Subsidiaries, (d) all extraordinary gains and extraordinary losses, (e) the cumulative effect of changes in accounting principles and (f) the tax effect of any of the items described in clauses (a) through (e) above; provided, further, that for purposes of any determination pursuant to the provisions described under "-- Limitation on Restricted Pay-ments", there shall further be excluded therefrom the net income (but not net loss) of any Restricted Subsidiary of Donnelley that is subject to a restriction which prevents the payment of dividends or the making of distributions to Donnelley or another Restricted Subsidiary of Donnelley to the extent of such restriction, except to the extent of the amount of dividends or other distributions actually paid to Donnelley or a Restricted Subsidiary not subject to such a restriction by such Restricted Subsidiary during such period.

     "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles, less amounts attributable to Redeemable Stock of such Person; provided that, with respect to Donnelley, adjustments following the date of the Indenture to the accounting books and records of Donnelley in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of Donnelley by another Person shall not be given effect to.

     "Credit Facility" means, with respect to Donnelley or any Restricted Subsidiary, one or more debt or commercial paper facilities with banks or other institutional lenders (including the New Credit Facility) providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or letters of credit, in each case together with any amendments, supplements, modifications (including by any extension of the maturity thereof), refinancing or replacements thereof by a lender or syndicate of lenders in one or more successive transactions (including any such transaction that changes the amount available thereunder, replaces such agreement or document, or provides for other agents or lenders).

     "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (including securities repurchase agreements but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) all Receivables Sales of such Person, together with any obligation of such Person to pay any discount, interest, fees, indemnities, penalties, recourse, expenses or other amounts in connection therewith, (vii) all Redeemable Stock issued by such Person, (viii) Preferred Stock of Restricted Subsidiaries of such Person held by Persons other than such Person or one of its Wholly Owned Restricted Subsidiaries, (ix) every obligation under Interest Rate, Currency or Commodity Price Agreements of such Person and
(x) every obligation of the type referred to in clauses (i) through (ix) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable for, directly or indirectly, as obligor, Guarantor or otherwise. The "amount" or "principal amount" of Debt at any time of determination as used herein represented by (a) any Receivables Sale, shall be the amount of the unrecovered capital or principal investment of the purchaser (other than Donnelley or a Wholly Owned Restricted Subsidiary of Donnelley) thereof, excluding amounts representative of yield or interest earned on such investment and (b) any Redeemable Stock, shall be the maximum fixed redemption or repurchase price in respect thereof.

     "Equity Offering" means a primary public or private offering of Common Stock of Donnelley or of Donnelley Corp. pursuant to an effective registration statement under the Securities Act or pursuant to an exemption to the registration requirements of the Securities Act.

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

     "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing, or having the economic effect of guaranteeing, any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person,
(i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

     "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

     "Interest Rate, Currency or Commodity Price Agreement" of any Person means any forward contract, futures contract, swap, option or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements) relating to, or the value of which is dependent upon, interest rates, currency exchange rates or commodity prices or indices (excluding contracts for the purchase or sale of goods in the ordinary course of business).

     "Investment" by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) to, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person, including any payment on a Guarantee of any obligation of such other Person.

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, Receivables Sale, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Moody's" means Moody's Investors Services, Inc.

     "Net Available Proceeds" from any Asset Disposition by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Debt or other obligations relating to such properties or assets) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses Incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Restricted Subsidiaries on any Debt which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person or joint
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

ventures as a result of such Asset Disposition and (iv) appropriate amounts to be provided by such Person or any Restricted Subsidiary thereof, as the case may be, as a reserve in accordance with generally accepted accounting principles against any liabilities associated with such assets and retained by such Person or any Restricted Subsidiary thereof, as the case may be, after such Asset Disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, in each case as determined by the Board of Directors, in its reasonable good faith judgment evidenced by a resolution of the Board of Directors filed with the Trustee; provided, however, that any reduction in such reserve following the consummation of such Asset Disposition will be treated for all purposes of the Indenture and the Notes as a new Asset Disposition at the time of such reduction with Net Available Proceeds equal to the amount of such reduction.

     "Offer to Purchase" means a written offer (the "Offer") sent by Donnelley by first class mail, postage prepaid, to each Holder at his address appearing in the Note Register on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within five Business Days after the Expiration Date. Donnelley shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of Donnelley's obligation to make an Offer to Purchase, and the Offer shall be mailed by Donnelley or, at Donnelley's request, by the Trustee in the name and at the expense of Donnelley. The Offer shall contain information concerning the business of Donnelley and its Restricted Subsidiaries which Donnelley in good faith believes will enable such Holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee pursuant to the Indenture (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in Donnelley's business subsequent to the date of the latest of such financial statements referred to in clause (i) (including a description of the events requiring Donnelley to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring Donnelley to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

          (1) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

          (2) the Expiration Date and the Purchase Date;

          (3) the aggregate principal amount of the Outstanding Notes offered to be purchased by Donnelley pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to the Indenture provision requiring the Offer to Purchase) (the "Purchase Amount");

          (4) the purchase price to be paid by Donnelley for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

          (5) that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount;

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

          (6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

          (7) that interest on any Note not tendered or tendered but not purchased by Donnelley pursuant to the Offer to Purchase will continue to accrue;

          (8) that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

          (9) that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if Donnelley or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to Donnelley and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

          (10) that Holders will be entitled to withdraw all or any portion of Notes tendered if Donnelley (or their Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

          (11) that (a) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, Donnelley shall purchase all such Notes and (b) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, Donnelley shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 or integral multiples thereof shall be purchased); and

          (12) that in the case of any Holder whose Note is purchased only in part, Donnelley shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

     Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase.

     "Donnelley Corp. Senior Debt" means (i) the principal of (and premium, if any) and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Donnelley Corp. whether or not such claim for post-petition interest is allowed in such proceeding) on, and penalties and any obligation of Donnelley Corp. for reimbursement, indemnities and fees relating to, any Credit Facility and (ii) the principal of (and premium, if any) and interest on Debt of Donnelley Corp. for money borrowed, whether Incurred on or prior to the date of original issuance of the Notes or thereafter, and any amendments, renewals, extensions, modifications, refinancings and refundings of any such Debt and (iii) Permitted Interest Rate, Currency or Commodity Price Agreements entered into with respect to Debt described in clauses (i) and (ii) above; provided, however, that the following shall not constitute Donnelley Corp. Senior Debt: (1) any Debt as to which the terms of the instrument creating or evidencing the same provide that such Debt is not superior in right of payment to the Donnelley Corp. Guarantee, (2) any Debt which is subordinated in right of payment in any respect to any other Debt of Donnelley Corp., (3) any Debt owed to a Person when such Person is a Subsidiary of Donnelley Corp., (4) any obligation of Donnelley Corp. arising from Redeemable Stock of Donnelley Corp., and (5) Debt which, when

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

Incurred and without respect to any election under Section 1111 (b) of Title 11, United States Code, is without recourse to Donnelley Corp.

     "Permitted Interest Rate, Currency or Commodity Price Agreement" of any Person means any Interest Rate, Currency or Commodity Price Agreement entered into with one or more financial institutions in the ordinary course of business that is designed to protect such Person against fluctuations in interest rates or currency exchange rates with respect to Debt Incurred and which shall have a notional amount no greater than the payments due with respect to the Debt being hedged thereby, or in the case of currency or commodity protection agreements, against currency exchange rate or commodity price fluctuations in the ordinary course of business relating to then existing financial obligations or then existing or sold production and not for purposes of speculation.

     "Permitted Investments" means (i) an Investment in Donnelley or a Wholly-Owned Restricted Subsidiary of Donnelley; (ii) an Investment in a Person, if such Person or a Subsidiary of such Person will, as a result of the making of such Investment and all other contemporaneous related transactions, become a Wholly Owned Restricted Subsidiary of Donnelley or be merged or consolidated with or into or transfer or convey all or substantially all its assets to Donnelley or a Wholly Owned Restricted Subsidiary of Donnelley; (iii) a Temporary Cash Investment; (iv) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with generally accepted accounting principles; (v) stock, obligations or securities received in settlement of debts owing to Donnelley or a Restricted Subsidiary of Donnelley as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection, enforcement or agreement in lieu of foreclosure of any Lien in favor of Donnelley or a Restricted Subsidiary of Donnelley; (vi) Investments in the Notes; (vii) Investments in Permitted Interest Rate, Currency or Commodity Price Agreements and (viii) Investments in an entity which is engaged in a principal business of Donnelley and its Restricted Subsidiaries or a business related thereto not in excess of $10 million.

     "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Receivables" means receivables, chattel paper, instruments, documents or intangibles evidencing or relating to the right to payment of money.

     "Receivables Sale" of any Person means any sale of Receivables of such Person (pursuant to a purchase facility or otherwise), other than in connection with a disposition of the business operations of such Person relating thereto or a disposition of defaulted Receivables for purpose of collection and not as a financing arrangement.

     "Redeemable Stock" of any Person means any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or otherwise (including upon the occurrence of an event) matures or is required to be redeemed (pursuant to any sinking fund obligation or otherwise) or is convertible into or exchangeable for Debt or is redeemable at the option of the holder thereof, in whole or in part, at any time prior to the final Stated Maturity of the Notes; provided that "Redeemable Stock" shall not include any Capital Stock that is payable at maturity, or upon required redemption or redemption at the option of the holder thereof, or that is automatically convertible or exchangeable, solely in or into Common Stock of such Person.

     "Refinance" means, in respect of any Debt, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Debt in exchange or replacement for, such Debt. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Debt" means Debt that Refinances any Debt of Donnelley or any Restricted Subsidiary existing on the date of original issuance of the Notes or Incurred in compliance with the
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

Indenture, including Debt that Refinances Refinancing Debt; provided, however, that (i) such Refinancing Debt has a Stated Maturity no earlier than the Stated Maturity of the Debt being Refinanced, (ii) in the case of any refinancing of Debt which is pari passu to the Notes, such Refinancing Debt is made pari passu to the Notes or subordinated to the Notes, (iii) such Refinancing Debt constitutes Subordinated Debt in the case of any refinancing of Debt which is subordinated to the Notes, (iv) such Refinancing Debt does not permit redemption or other retirement (including pursuant to an offer to purchase) of such Debt at the option of the holder thereof prior to the Stated Maturity of the Debt being refinanced, other than a redemption or other retirement at the option of the holder of such Debt which is conditioned upon provisions substantially similar to those described under "-- Change of Control" and "-- Limitation on Asset Dispositions"; (v) such Refinancing Debt has an Average Life at the time such Refinancing Debt is Incurred that is equal to or greater than the Average Life of the Debt being Refinanced and (vi) such Refinancing Debt has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus accrued interest and fees and expenses, including any premium and defeasance costs) under the Debt being Refinanced; provided further, however, that Refinancing Debt shall not include (x) Debt of a Subsidiary that Refinances Debt of Donnelley or (y) Debt of Donnelley or a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

     "Related Person" of any Person means any other Person directly or indirectly owning (a) 5% or more of the Outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or (b) 5% or more of the combined voting power of the Voting Stock of such Person.

     "Restricted Subsidiary" means any Subsidiary, whether existing on or after the date of the Indenture, unless such Subsidiary is an Unrestricted Subsidiary.

     "S&P" means Standard & Poor's Rating Group, a division of McGraw-Hill, Inc.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "Subordinated Debt" means Debt of Donnelley as to which the payment of principal of (and premium, if any) and interest and other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Notes to at least the following extent: (i) no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be permitted for so long as any default in the payment of principal (or premium, if any) or interest on the Notes exists; (ii) in the event that any other default that with the passing of time or the giving of notice, or both, would constitute an event of default exists with respect to the Notes, upon notice by 25% or more in principal amount of the Notes to the Trustee, the Trustee shall have the right to give notice to Donnelley and the holders of such Debt (or trustees or agents therefore) of a payment blockage, and thereafter no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for a period of 179 days from the date of such notice; and (iii) such Debt may not (x) provide for payments of principal of such Debt at the Stated Maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by Donnelley (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the final Stated Maturity of the Notes or (y) permit redemption or other retirement (including pursuant to an offer to purchase made by Donnelley) of such other Debt at the option of the holder thereof prior to the final Stated Maturity of the Notes, other than a redemption or other

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

retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by Donnelley) which is conditioned upon a change of control of Donnelley pursuant to provisions substantially similar to those described under "-- Change of Control" (and which shall provide that such Debt will not be repurchased pursuant to such provisions prior to Donnelley's repurchase of the Notes required to be repurchased by Donnelley pursuant to the provisions described under Change of Control").

     "Subsidiary" of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

     "Temporary Cash Investments" means any Investment in the following kinds of instruments: (A) readily marketable obligations issued or unconditionally guaranteed as to principal and interest by the United States of America or by any agency or authority controlled or supervised by and acting as an instrumentality of the United States of America if, on the date of purchase or other acquisition of any such instrument by Donnelley or any Restricted Subsidiary of Donnelley, the remaining term to maturity or interest rate adjustment is not more than two years; (B) obligations (including, but not limited to, demand or time deposits, bankers' acceptances and certificates of deposit) issued or guaranteed by a depository institution or trust company incorporated under the laws of the United States of America, any state thereof or the District of Columbia, provided that (1) such instrument has a final maturity nor more than one year from the date of purchase thereof by Donnelley or any Restricted Subsidiary of Donnelley and (2) such depository institution or trust company has at the time of Donnelley's or such Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment, (x) capital, surplus and undivided profits (as of the date of such institution's most recently published financial statements) in excess of $100 million and (y) the long-term unsecured debt obligations (other than such obligations rated on the basis of the credit of a Person other than such institution) of such institution, at the time of Donnelley's or such Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment, are rated in the highest rating category of both S&P and Moody's; (C) commercial paper issued by any corporation, if such commercial paper has, at the time of Donnelley's or any Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment credit ratings of at least A-1 by S&P and P-1 by Moody's; (D) money market mutual or similar funds having assets in excess of $100 million; (E) readily marketable debt obligations issued by any corporation, if at the time of Donnelley's or any Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment (1) the remaining term to maturity is not more than two years and (2) such debt obligations are rated in one of the two highest rating categories of both S&P and Moody's; (F) demand or time deposit accounts used in the ordinary course of business with commercial banks the balances in which are at all times fully insured as to principal and interest by the Federal Deposit Insurance Corporation or any successor thereto; and (G) to the extent not otherwise included herein, Cash Equivalents. In the event that either S&P or Moody's ceases to publish ratings of the type provided herein, a replacement rating agency shall be selected by Donnelley with the consent of the Trustee, and in each case the rating of such replacement rating agency most nearly equivalent to the corresponding S&P or Moody's rating, as the case may be, shall be used for purposes hereof.

     "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

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

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (a) failure to pay principal of (or premium, if any, on) any Note when due; (b) failure to pay any interest on any Note when due, continued for 30 days; (c) default in the payment of principal and interest on Notes required to be purchased pursuant to an Offer to Purchase as described under "-- Change of Control" and "-- Limitation on Certain Asset Dispositions" when due and payable; (d) failure to perform or comply with the provisions described under "-- Mergers, Consolidations and Certain Sales of Assets"; (e) failure to perform any other covenant or agreement of Donnelley under the Indenture or the Notes continued for 60 days after written notice to Donnelley by the Trustee or Holders of at least 25% in aggregate principal amount of Outstanding Notes; (f) default under the terms of any instrument evidencing or securing Debt for money borrowed by Donnelley or any Restricted Subsidiary having an outstanding principal amount of $5 million individually or in the aggregate which default results in the acceleration of the payment of such indebtedness or constitutes the failure to pay such indebtedness when due; (g) the rendering of a final judgment or judgments (not subject to appeal) against Donnelley or any Restricted Subsidiary in an amount in excess of $5 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired; and
(h) certain events of bankruptcy, insolvency or reorganization affecting Donnelley or any Restricted Subsidiary. (Section 501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default (as defined) shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512)

     If an Event of Default (other than an Event of Default described in Clause
(h) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in Clause
(h) above occurs, the Outstanding Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. (Section 502) For information as to waiver of defaults, see
"-- Modification and Waiver".

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default (as defined) and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of or premium, if any, or interest on such Note on or after the respective due dates expressed in such Note. (Section 508)

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

     Donnelley will be required to furnish to the Trustee quarterly a statement as to the performance by Donnelley of certain of its obligations under the Indenture and as to any default in such performance. (Section 1020)

SATISFACTION AND DISCHARGE OF THE INDENTURE

     The Indenture will cease to be of further effect as to all outstanding Notes (except as to (i) rights of registration of transfer and exchange and Donnelley's right of optional redemption, (ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen Notes, (iii) rights of Holders to receive payment of principal and interest on the Notes, (iv) rights, obligations and immunities of the Trustee under the Indenture and (v) rights of the Holders of the Notes as beneficiaries of the Indenture with respect to any property deposited with the Trustee payable to all or any of them), if (x) Donnelley will have paid or caused to be paid the principal of and interest on the Notes as and when the same will have become due and payable or (y) all outstanding Notes (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation.

DEFEASANCE

     The Indenture will provide that, at the option of Donnelley, (a) if applicable, Donnelley will be discharged from any and all obligations in respect of the Outstanding Notes or (b) if applicable, Donnelley may omit to comply with certain restrictive covenants, and that such omission shall not be deemed to be an Event of Default under the Indenture and the Notes, in either case (A) or (B) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding Notes. With respect to clause (B), the obligations under the Indenture other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above shall remain in full force and effect. Such trust may only be established if, among other things (i) with respect to clause (A), Donnelley has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the Opinion of Counsel provides that Holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (B), Donnelley has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (iii) Donnelley has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (iv) certain other customary conditions precedent are satisfied.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by Donnelley and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, (or the premium) or interest on, any Note, (c) change the place or currency of payment of principal of (or premium),

\
or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (g) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified, or (h) following the mailing of any Offer to Purchase, modify any Offer to Purchase for the Notes required under the "-- Limitation on Asset Dispositions" and the "-- Change of Control" covenants contained in the Indenture in a manner materially adverse to the Holders thereof. (Section 902)

     The Holders of a majority in aggregate principal amount of the Outstanding Notes, on behalf of all Holders of Notes, may waive compliance by Donnelley with certain restrictive provisions of the Indenture. (Section 1021) Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Notes, on behalf of all Holders of Notes, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Note tendered pursuant to an Offer to Purchase. (Section 513)

GOVERNING LAW

     The Indenture and the Notes will be governed by the laws of the State of New York.

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of Donnelley, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with Donnelley or any Affiliate, provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture
Act), it must eliminate such conflict or resign.

DESCRIPTION OF THE DONNELLEY CORP. GUARANTEE

     Pursuant to the Donnelley Corp. Guarantee, Donnelley Corp. has irrevocably and unconditionally agreed, irrespective of the validity, regularity or enforceability of any Note or the Indenture, to pay in full, to the holders of Notes authenticated and delivered by the Trustee and to the Trustee, (without duplication of amounts theretofore paid by the Company), the due and punctual payment of the principal of (and premium, if any) and interest and all other amounts due hereunder on such Note when and as the same shall become due and payable, whether at the Stated Maturity or by acceleration, call for redemption, purchase or otherwise, in accordance with the terms of such Note and of the Indenture. In case of the failure of the Company punctually to make any such payment, Donnelley Corp. has agreed to cause such payment to be made punctually when and as the same shall become due and payable, whether at the Stated Maturity or by acceleration, call for redemption, purchase or otherwise, and as if such payment were made by the Company. The Donnelley Corp. Guarantee may be amended in accordance with the general provisions of the Indenture governing amendments. See "Description of the Notes -- Modification and Waiver".

     The Donnelley Corp. Guarantee is subordinated in right of payment to all Donnelley Corp. Senior Debt and senior in right of payment to all subordinated indebtedness of Donnelley Corp. As of the date of this Prospectus, Donnelley Corp. has guaranteed approximately $350 million principal amount of Senior Debt represented by borrowings by Donnelley under the New Credit Facility. Donnelley has $50 million of unused capacity available under the Revolving Facility portion of the New Credit Facility, which amounts, if drawn, will also be guaranteed by Donnelley Corp. As of the date of this Prospectus, Donnelley's capital stock is the only significant asset of Donnelley Corp. and dividends on such capital stock will be the sole source of funds available to Donnelley Corp. to meet its obligations, including its obligations under the Donnelley Corp. Guarantee. Such capital stock has been pledged to secure Donnelley's obligations under the New Credit Facility. In addition, the payment of dividends on the Company's capital stock is restricted by certain covenants contained in the Indenture and the New Credit Facility and may be restricted by other agreements entered into by the Company in the future and by applicable law.

     In the event of a default in payment of principal (or premium, if any) or interest on any Note, whether at its Stated Maturity or by acceleration, call for redemption, purchase or otherwise, legal proceedings may be instituted by the Trustee on behalf of, or by, the Holder of such Note, subject to the terms and conditions set forth in the Indenture, directly against Donnelley Corp. to enforce the Donnelley Corp. Guarantee without first proceeding against the Company. If, after the occurrence and during the continuance of an Event of Default, the Trustee or any of the Holders are prevented by applicable law from exercising their respective rights to accelerate the maturity of the Notes, to collect interest on the Notes or to enforce or exercise any other right or remedy with respect to the Notes, or the Trustee or the Holders are prevented from taking any action to realize on any collateral, Donnelley Corp. agrees to pay to the Trustee for the account of the Holders, upon demand therefor, the amount that would otherwise have been due and payable had such rights and remedies been permitted to be exercised by the Trustee or any of the Holders.

     The Donnelley Corp. Guarantee will terminate and be of no further force and effect when the Indenture shall have terminated and the principal of and interest on the Notes and all other Donnelley Corp. Guarantee obligations shall have been paid in full. In addition, concurrently with the defeasance or covenant defeasance of the Notes under the Indenture, Donnelley Corp. shall be released from all of its obligations under the Donnelley Corp. Guarantee.

                     CERTAIN UNITED STATES TAX CONSEQUENCES

     The Exchange of Old Notes for Exchange Notes pursuant to the Exchange Offer will not result in any federal income tax consequences to the Holders. When a Holder exchanges an Old Note for a New Note pursuant to the Exchange Offer, the Holder will have the same adjusted basis and holding period in the New Note as in the Old Note immediately before the exchange.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 90 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale. The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker-dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 90 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

     The Company has agreed in the Registration Rights Agreement to indemnify each broker-dealer reselling Exchange Notes pursuant to this Prospectus, and their officers, directors and controlling persons, against certain liabilities in connection with the offer and sale of the Exchange Notes, including liabilities under the Securities Act, or to contribute to payments that such broker-dealers may be required to make in respect thereof.

                             VALIDITY OF THE NOTES

     Certain legal matters in connection with the Notes offered hereby will be passed upon for Donnelley by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

                                    EXPERTS

     The consolidated financial statements of R.H. Donnelley Corporation and the combined financial statements of DonTech I and DonTech II as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, included in this Prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company and Donnelley Corp. have filed with the Commission a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company, Donnelley Corp. and the Notes, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     Each purchaser of the Exchange Notes will be furnished with a copy of the Prospectus and any related amendments or supplements to this Prospectus (as so amended or supplemented, unless the context otherwise requires, the "Prospectus"). Each person receiving this Prospectus acknowledges that (i) such person has been afforded an opportunity to request from the Company and Donnelley Corp., and to review and has received, all additional information considered by it to be necessary to verify the accuracy and completeness of the information herein, (ii) such person has not relied on the Exchange Agent or any person affiliated with the Exchange Agent in connection with this investigation of the accuracy of such information or its investment decision and (iii) except as provided pursuant to (i) above, no person has been authorized to give any information or to make any representation concerning the New Notes offered hereby other than those contained herein and, if given or made, such other information or representation should not be relied upon as having been authorized by the Company and Donnelley Corp. or the Exchange Agent. Written requests for such information should be directed to: R.H. Donnelley Inc., One Manhattanville Road, Purchase, New York 10577, Attention: Jane B. Clark.

     Donnelley Corp. is, and the Company will be, subject to the informational requirements of the Exchange Act, and, in accordance therewith Donnelley Corp. is, and the Company will be, required to file reports and other information with the Commission. The Registration Statement, as well as such reports and other information filed by Donnelley Corp. with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including Donnelley Corp., that file electronically with the Commission. In addition, such reports and other information concerning Donnelley Corp. may also be inspected at the offices of the New York Stock Exchange at 111 Wall Street, New York, NY 10005.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
R.H. DONNELLEY CORPORATION
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated Statements of Operations (Unaudited) for the
  Three Months Ended March 31, 1998 and 1997................   F-2
Consolidated Balance Sheets (Unaudited) at March 31, 1998
  and December 31, 1997.....................................   F-3
Consolidated Statements of Cash Flows (Unaudited) for the
  Three Months Ended March 31, 1998 and 1997................   F-4
Notes to Consolidated Financial Statements..................   F-5
YEAR-END CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Accountants...........................   F-8
Consolidated Statements of Operations for the Three Years
  Ended December 31, 1997...................................   F-9
Consolidated Balance Sheets at December 31, 1997 and 1996...  F-10
Consolidated Statements of Cash Flows for the Three Years
  Ended December 31, 1997...................................  F-11
Consolidated Statements of Changes in Shareholders' Equity
  for the Three Years Ended December 31, 1997...............  F-12
Notes to Consolidated Financial Statements..................  F-13
DONTECH
Report of Independent Accountants...........................  F-25
Combined Statements of Operations for the Three Years Ended
  December 31, 1997.........................................  F-26
Combined Balance Sheets as of December 31, 1997 and 1996....  F-27
Combined Statements of Cash Flows for the Three Years Ended
  December 31, 1997.........................................  F-28
Combined Statements of Partners' Capital for the Three Years
  Ended December 31, 1997...................................  F-29
Notes to Combined Financial Statements......................  F-30

                           R.H. DONNELLEY CORPORATION

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              --------------------------
                                                                 1998           1997
                                                                 ----           ----
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
Revenues....................................................   $ 24,344       $ 20,200
Expenses:
  Operating Expenses........................................      7,093          5,553
  General and Administrative................................     17,695         16,963
  Depreciation and Amortization.............................      4,952          5,416
                                                               --------       --------
          Total Expenses....................................     29,740         27,932
Income from Partnerships and Related Fees...................     25,642          5,442
                                                               --------       --------
          Operating Income..................................     20,246         (2,290)
Provision for (Benefit from) Income Taxes...................      8,098           (916)
                                                               --------       --------
          Net Income (Loss).................................   $ 12,148       $ (1,374)
                                                               ========       ========
Earnings Per Share
  Basic.....................................................   $   0.07       $  (0.01)
                                                               ========       ========
  Diluted...................................................   $   0.07       $  (0.01)
                                                               ========       ========
Shares Used in Computing Earnings Per Share
  Basic.....................................................    171,153        171,189
  Diluted...................................................    172,396        171,189

    The accompanying notes are an integral part of the financial statements.

                           R.H. DONNELLEY CORPORATION

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                               MARCH 31,         DECEMBER 31,
                                                                  1998               1997
                                                              ------------      ---------------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Current Assets:
  Cash and Cash Equivalents.................................    $     17           $     32
  Accounts Receivable:
     Billed.................................................       1,605              5,208
     Unbilled...............................................     122,580            129,620
     Allowance for Doubtful Accounts........................      (5,657)            (4,014)
                                                                --------           --------
          Total Accounts receivable -- net..................     118,528            130,814
  Deferred Contract Costs...................................      16,645              6,944
  Other Current Assets......................................       1,530              4,950
                                                                --------           --------
          Total Current Assets..............................     136,720            142,740
  Property and Equipment -- net.............................      23,607             25,460
  Prepaid Pension Costs.....................................       9,530              9,530
  Computer Software -- net..................................      36,895             37,546
  Partnership Investments...................................     152,422            167,010
                                                                --------           --------
          Total Assets......................................    $359,174           $382,286
                                                                ========           ========
Current Liabilities:
  Accounts Payable..........................................    $    967           $  1,395
  Accrued and Other Current Liabilities.....................      49,560             58,070
                                                                --------           --------
          Total Current Liabilities.........................      50,527             59,465
  Postretirement and Postemployment Benefits................      12,920             12,920
  Deferred Income Taxes.....................................      34,456             34,456
  Other Liabilities.........................................      15,384             16,770
                                                                --------           --------
          Total Liabilities.................................     113,287            123,611
Commitments and Contingencies
Shareholders' Equity:
  Preferred Stock, Par Value $1.00 per share, Authorized --
     10,000,000 shares; Outstanding -- none.................          --                 --
  Common Stock, Par Value $1.00 per share, Authorized --
     400,000,000 shares; Issued -- 188,420,996 shares, less
     treasury shares of 16,850,856 and 17,853,652 at March
     31, 1998 and December 31, 1997, respectively...........     171,570            170,567
  Retained Earnings.........................................      74,317             88,108
                                                                --------           --------
          Total Shareholders' Equity........................     245,887            258,675
                                                                --------           --------
          Total Liabilities and Shareholders' Equity........    $359,174           $382,286
                                                                ========           ========

    The accompanying notes are an integral part of the financial statements.

                           R.H. DONNELLEY CORPORATION

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1998        1997
                                                                ----        ----
                                                                 (IN THOUSANDS)
Cash Flows from Operating Activities:
  Net Income................................................  $ 12,148    $ (1,374)
  Reconciliation of Net Income to Net Cash Provided by
     Operating Activities
     Depreciation and Amortization..........................     4,952       5,416
     Provision for Doubtful Accounts........................     1,262       1,104
     Cash Received in Excess of Income from Partnerships....    14,588      33,347
     Loss on Sale of Property and Equipment.................        37         483
     Net Decrease in Accounts Receivable....................    11,023      50,516
     Change in Other Current Assets.........................     3,420       4,731
     Change in Deferred Contract Costs......................    (9,701)    (28,434)
     Change in Accounts Payable, Accrued and Other Current
      Liabilities...........................................    (8,938)    (10,535)
     Change in Postretirement and Postemployment
      Liabilities...........................................        --       2,900
     Change in Other Liabilities............................    (1,386)       (450)
                                                              --------    --------
          Net Cash Provided by Operating Activities.........    27,405      57,704
                                                              --------    --------
Cash Flows from Investing Activities
  Additions to Property and Equipment.......................      (651)     (6,704)
  Additions to Computer Software............................    (1,834)     (1,986)
                                                              --------    --------
          Net Cash Used by Investing Activities.............    (2,485)     (8,690)
                                                              --------    --------
Cash Flows from Financing Activities
  Net Distributions to Parent...............................   (24,935)    (49,010)
                                                              --------    --------
          Net Cash Used by Financing Activities.............   (24,935)    (49,010)
                                                              --------    --------
  Increase (Decrease) in Cash and Cash Equivalents..........       (15)          4
Cash and Cash Equivalents, Beginning of Quarter.............        32          60
                                                              --------    --------
Cash and Cash Equivalents, End of Quarter...................  $     17    $     64
                                                              ========    ========

    The accompanying notes are an integral part of the financial statements.

                           R.H. DONNELLEY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1.  BACKGROUND AND BASIS OF PRESENTATION

     On December 17, 1997, the Board of Directors of The Dun & Bradstreet Corporation ("D&B") approved in principle a plan to separate into two publicly-traded companies -- R.H. Donnelley Corporation ("R.H. Donnelley") and The New Dun & Bradstreet Corporation ("New D&B"). The distribution ("Distribution") is the method by which D&B will distribute to its stockholders shares of New D&B Common Stock, which will represent a continuing interest in D&B's businesses to be conducted by New D&B. After the Distribution, D&B's only operating subsidiary will be R.H. Donnelley Inc. Shares of D&B Common Stock held by D&B stockholders will represent a continuing ownership interest in R.H. Donnelley. In connection with the Distribution, D&B will change its name to "R.H. Donnelley Corporation" and therefore from and after the Distribution, D&B Common Stock will be R.H. Donnelley Corporation Common Stock and New D&B will change its name to "The Dun & Bradstreet Corporation." Therefore, on a consolidated basis, the financial statements of R.H. Donnelley Corporation and R.H. Donnelley, Inc. are substantially identical. As discussed in footnote 7, the financial statements have been restated to reflect the recapitalization of R.H. Donnelley as of July 1, 1998.

     The financial statements reflect the financial position, results of operations, and cash flows of R.H. Donnelley as if R.H. Donnelley were a separate entity. The financial statements of R.H. Donnelley include allocations of certain D&B corporate headquarters assets, liabilities and expenses relating to R.H. Donnelley's businesses that will be transferred to R.H. Donnelley from D&B. Management believes these allocations are reasonable. However, the costs of these services and benefits charged to R.H. Donnelley are not necessarily indicative of the costs that would have been incurred if R.H. Donnelley had performed or provided these functions as a separate entity.

     These interim financial statements have been prepared in accordance with the instructions to Form 10-Q and should be read in conjunction with the financial statements and related notes of R.H. Donnelley for the year ended December 31, 1997 included in this Information Statement. The results of interim periods are not necessarily indicative of results for the full year or any subsequent period. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position, results of operations and cash flows at the dates and for the periods presented have been included.

2.  RECONCILIATION OF SHARES USED IN COMPUTING EARNINGS PER SHARE

                                                               1998       1997
                                                               ----       ----
Weighted average number of shares -- basic..................  171,153    171,189
Effect of potentially dilutive stock options................    1,243         --
Weighted average number of shares -- diluted................  172,396    171,189

     As required by SFAS No. 128, R.H. Donnelley has provided a reconciliation of basic weighted average shares to diluted weighted average shares within the table outlined above. The conversion of diluted shares has no impact on operating results. For 1997, the effect of potentially diluted stock options would be antidilutive and have not been included in the calculation. R.H. Donnelley's options generally expire 10 years after the initial grant date.

3.  COMPREHENSIVE INCOME

     Effective January 1, 1998, R.H. Donnelley adopted SFAS No. 130, "Reporting Comprehensive Income". This statement requires that all items recognized under accounting standards as components of comprehensive earnings be reported in a financial statement for the period in which they

                           R.H. DONNELLEY CORPORATION

                                 (IN THOUSANDS)

are recognized and displayed with the same prominence as other financial statements. There were no additional components of comprehensive income and, as a result, R.H. Donnelley's total comprehensive income for the three month period ended March 31, 1998 and 1997 were equal to net income for those periods.

4.  COMMITMENT

     In connection with the Distribution, R.H. Donnelley will borrow $350 million under a New Credit Facility (the "New Credit Facility") and will issue $150 million of senior subordinated notes. The net proceeds of the offering of the notes, along with R.H. Donnelley's anticipated borrowings under the New Credit Facility, will be used (i) to repay indebtedness of D&B, primarily commercial paper, (ii) to pay costs and expenses related to the Distribution and
(iii) to repay indebtedness of D&B to subsidiaries which, following the Distribution, will be subsidiaries of New D&B.

5.  LITIGATION

     On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants D&B, A.C. Nielsen Company and IMS International Inc. (the "IRI Action"). New D&B will assume and indemnify R.H. Donnelley against any payments to be made by R.H. Donnelley in respect to the IRI Action under the 1996 Distribution Agreement, under the Indemnity and Joint Defense Agreement or otherwise, including any ongoing legal fees and expenses related thereto.

     In the normal course of business, R.H. Donnelley is subject to proceedings, lawsuits and other claims. In the opinion of R.H. Donnelley's management, the outcome of such current legal proceedings, claims and litigation will not materially affect R.H. Donnelley's financial position or results of operations.

6.  DONTECH PARTNERSHIPS

     In 1991, R.H. Donnelley formed a general partnership with Ameritech Corporation ("Ameritech"), the DonTech Partnership ("DonTech I"). Prior to August 1997, DonTech I published various directories, solicited advertising, and manufactured and delivered directories in Illinois and Northwest Indiana. During August 1997, R.H. Donnelley signed a series of agreements with Ameritech changing the structure of the existing partnership. A new partnership was formed ("DonTech II" and, together with DonTech I, "DonTech" or the "DonTech Partnerships") appointing DonTech the exclusive agent in perpetuity for yellow page directories published by Ameritech in Illinois and Northwest Indiana.

     The following are summarized combined financial information (unaudited) of the DonTech Partnerships:

                                                            THREE MONTHS
                                                               ENDED
                                                             MARCH 31,
                                                         ------------------
                                                          1998       1997
                                                          ----       ----
Gross Revenues.........................................  $91,542    $10,900
Operating Income.......................................  $58,556    $   300
Net Income Before Taxes................................  $58,556    $   300

                           R.H. DONNELLEY CORPORATION

                                 (IN THOUSANDS)

7.  SUBSEQUENT EVENTS

     On July 1, 1998, as part of the Distribution, D&B distributed to its stockholders shares of New D&B stock, which represents a continuing interest in D&B's business to be conducted by New D&B. After the Distribution, D&B's only business is the R.H. Donnelley business, and shares of D&B Common Stock held by D&B stockholders represents a continuing interest only in that business. In connection with the Distribution, D&B changed its name to R.H. Donnelley Corporation and D&B Common Stock has become R.H. Donnelley Common Stock. The financial statements of R.H. Donnelley have been restated to reflect the recapitalization.

     On June 5, 1998 R.H. Donnelley Inc. entered into a Credit Agreement with the Chase Manhattan Bank, Chase Securities Inc., Goldman Sachs and the lenders party thereto. Under the terms of the agreement, R.H. Donnelley Inc. obtained a Senior Revolving Credit Facility of $100 million and Senior Secured Term Facilities in aggregate of $300 million, of which R.H. Donnelley has borrowed in aggregate $350 million payable over a maximum period of nine years.

     On June 16, 1998, R.H. Donnelley entered into 3 interest rate swap transactions which converted part of its floating rates interest obligations to fixed rates. The swap transactions total in aggregate $175 million of the $350 million of loans under the Credit Agreement. The swaps have terms of 3, 4 and 5 years.

     In addition, on June 5, 1998, R.H. Donnelley issued $150 million of Senior Subordinated Notes. These Notes pay interest semi-annually and are due in 2008. The aggregate $500 million was dividended to D&B, but repayment of such indebtedness remains an obligation of R.H. Donnelley Inc., as guaranteed by R.H. Donnelley Corporation.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of R.H. Donnelley Corporation:

     We have audited the accompanying consolidated balance sheets of R.H. Donnelley Corporation (formerly a wholly owned subsidiary of the The Dun & Bradstreet Corporation) at December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1997. These financial statements are the responsibility of R.H. Donnelley Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of R.H. Donnelley Corporation at December 31, 1997 and 1996, and the results of their operations and cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          PricewaterhouseCoopers LLP

New York, New York
March 31, 1998, except as to Note 14,
  for which the date is July 1, 1998

                           R.H. DONNELLEY CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                          --------------------------------------
                                                             1997          1996          1995
                                                          ----------    ----------    ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................................................   $239,865      $270,029      $312,940
Expenses:
  Operating Expenses....................................    132,278       135,500       157,559
  General and Administrative............................     81,089        83,803        75,754
  Depreciation and Amortization.........................     21,930        16,229        16,322
  Restructuring Charges.................................         --            --        17,690
                                                           --------      --------      --------
          Total Expenses................................    235,297       235,532       267,325
Income from Partnerships and Related Fees...............    130,171       132,945       137,180
                                                           --------      --------      --------
          Operating Income..............................    134,739       167,442       182,795
Gain (Loss) on Dispositions.............................      9,412       (28,500)           --
                                                           --------      --------      --------
          Income Before Provision for Income Taxes......    144,151       138,942       182,795
Provision for Income Taxes..............................     59,246        60,857        74,398
                                                           --------      --------      --------
          Net Income....................................   $ 84,905      $ 78,085      $108,397
                                                           ========      ========      ========
Earnings Per Share:
  Basic.................................................   $   0.50      $   0.46      $   0.64
                                                           ========      ========      ========
  Diluted...............................................   $   0.50      $   0.46      $   0.64
                                                           ========      ========      ========
Shares Used in Computing Earnings Per Share:
  Basic.................................................    170,765       170,017       169,522
  Diluted...............................................    171,065       170,289       169,883

    The accompanying notes are an integral part of the financial statements.

                           R.H. DONNELLEY CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997         1996
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
                                       ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents.................................  $     32     $     60
  Accounts Receivable:
     Billed.................................................     5,208       21,322
     Unbilled...............................................   129,620      143,443
     Allowance for Doubtful Accounts........................    (4,014)     (11,607)
                                                              --------     --------
          Total Accounts Receivable -- net..................   130,814      153,158
  Deferred Contract Costs...................................     6,944       17,301
  Other Current Assets......................................     4,950       13,630
                                                              --------     --------
          Total Current Assets..............................   142,740      184,149
  Property and Equipment -- net.............................    25,460       30,752
  Prepaid Pension Costs.....................................     9,530       10,329
  Computer Software -- net..................................    37,546       40,050
  Partnership Investments...................................   167,010      233,706
  Other Non-Current Assets..................................        --        3,207
                                                              --------     --------
          Total Assets......................................  $382,286     $502,193
                                                              ========     ========
                        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts Payable..........................................  $  1,395     $    785
  Accrued and Other Current Liabilities.....................    58,070       57,764
                                                              --------     --------
          Total Current Liabilities.........................    59,465       58,549
  Postretirement and Postemployment Benefits................    12,920       10,020
  Deferred Income Taxes.....................................    34,456       53,990
  Other Liabilities.........................................    16,770          450
                                                              --------     --------
          Total Liabilities.................................   123,611      123,009
Commitments and Contingencies
SHAREHOLDERS' EQUITY:
  Preferred Stock, Par Value $1.00 per share,
     Authorized -- 10,000,000 shares, Outstanding -- none
  Common Stock, Par Value $1.00 per share,
     Authorized -- 400,000,000 shares; Issued -- 188,420,996
     shares for 1997 and 1996, less Treasury shares of
     17,853,652 and 17,612,776 for 1997 and 1996,
     respectively...........................................   170,567      170,808
  Retained Earnings.........................................    88,108      208,376
                                                              --------     --------
          Total Shareholders' Equity........................   258,675      379,184
                                                              --------     --------
          Total Liabilities and Shareholders' Equity........  $382,286     $502,193
                                                              ========     ========

    The accompanying notes are an integral part of the financial statements.

                           R.H. DONNELLEY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             YEARS ENDED DECEMBER 31,
                                                         ---------------------------------
                                                           1997         1996        1995
                                                         ---------    --------    --------
                                                                  (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income...........................................  $  84,905    $ 78,085    $108,397
  Reconciliation of Net Income to Net Cash Provided by
     Operating Activities:
     Depreciation and Amortization.....................     21,930      16,229      16,322
     Provision for Doubtful Accounts...................     11,815      11,743      10,861
     (Gain) Loss from Sales of Businesses..............     (9,412)     28,500          --
     Cash Received in Excess of (Less Than) Income from
       Partnerships....................................     62,540     (18,593)    (11,609)
     Loss on Sale of Property, Plant and Equipment.....      1,551         724       1,149
     Net Increase in Accounts Receivable...............    (37,519)     (5,616)    (11,000)
     Change in Other Current Assets....................      8,460       6,709      (1,715)
     Change in Deferred Contracts Costs................     (6,746)     (8,403)        262
     Change in Accounts Payable, Accrued and Other
       Current Liabilities.............................    (38,993)    (26,781)      7,396
     Change in Postretirement and Postemployment
       Liabilities.....................................      2,900      (5,100)      4,120
     Change in Other Liabilities.......................     16,320          --         450
     Change in Deferred Income Taxes...................    (19,534)     23,586      11,969
     Other.............................................      1,437        (545)         --
                                                         ---------    --------    --------
          Net Cash Provided by Operating Activities....     99,654     100,538     136,602
                                                         ---------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from Sale of Businesses.....................    122,000      21,368          --
  Additions to Property and Equipment..................     (9,078)    (15,965)    (19,289)
  Additions to Computer Software.......................     (7,190)    (21,859)    (23,723)
                                                         ---------    --------    --------
          Net Cash (Used In) Provided by Investing
            Activities.................................    105,732     (16,456)    (43,012)
                                                         ---------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net Distributions to D&B.............................   (205,414)    (85,466)    (92,146)
                                                         ---------    --------    --------
          Net Cash Used In Financing Activities........   (205,414)    (85,466)    (92,146)
                                                         ---------    --------    --------
          Increase (Decrease) in Cash and Cash
            Equivalents................................        (28)     (1,384)      1,444
Cash and Cash Equivalents, Beginning of Year...........         60       1,444          --
                                                         ---------    --------    --------
Cash and Cash Equivalents, End of Year.................  $      32    $     60    $  1,444
                                                         =========    ========    ========

    The accompanying notes are an integral part of the financial statements.

                           R.H. DONNELLEY CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                    PREFERRED          COMMON           TREASURY                       TOTAL
                                      STOCK             STOCK             STOCK        RETAINED    SHAREHOLDERS'
                                 ($1 PAR VALUE)    ($1 PAR VALUE)    ($1 PAR VALUE)    EARNINGS       EQUITY
                                 ---------------   ---------------   ---------------   ---------   -------------
                                                                     (IN THOUSANDS)
Balance, January 1, 1995.......        --             $188,421          $(18,651)      $ 200,544     $ 370,314
Net Income.....................                                                          108,397       108,397
Net Distribution to D&B........                                                          (92,146)      (92,146)
Net Change in Shares of
  Treasury Stock...............                                             (381)            381             0
                                                      --------          --------       ---------
Balance, December 31, 1995.....        --              188,421           (19,032)        217,176       386,565
                                                      --------          --------       ---------
Net Income.....................                                                           78,085        78,085
Net Distribution to D&B........                                                          (85,466)      (85,466)
Net Change in Shares of
  Treasury Stock...............                                            1,419          (1,419)            0
                                                      --------          --------       ---------
Balance, December 31, 1996.....        --              188,421           (17,613)        208,376       379,184
                                                      --------          --------       ---------
Net Income.....................                                                           84,905        84,905
Net Distribution to D&B........                                                         (205,414)     (205,414)
Net Change In Shares of
  Treasury Stock...............                                             (241)            241             0
                                                      --------          --------       ---------
Balance, December 31, 1997.....        --             $188,421          $(17,854)      $  88,108     $ 258,675
                                                      ========          ========       =========

    The accompanying notes are an integral part of the financial statements.

                           R.H. DONNELLEY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1.  BACKGROUND AND BASIS OF PRESENTATION

     On December 17, 1997, the Board of Directors of The Dun & Bradstreet Corporation ("D&B") approved in principle a plan to separate into two publicly-traded companies -- R.H. Donnelley Corporation ("R.H. Donnelley") and The New Dun & Bradstreet Corporation ("New D&B"). The distribution ("Distribution") is the method by which D&B will distribute to its stockholders shares of New D&B Common Stock, which will represent a continuing interest in D&B's businesses to be conducted by New D&B. After the Distribution, D&B's only operating subsidiary will be R.H. Donnelley Inc. Shares of D&B Common Stock held by D&B stockholders will represent a continuing ownership interest in R.H. Donnelley. In connection with the Distribution, D&B will change its name to "R.H. Donnelley Corporation" and therefore from and after the Distribution, D&B Common Stock will be R.H. Donnelley Corporation Common Stock and New D&B will change its name to "The Dun & Bradstreet Corporation." Therefore, on a consolidated basis, the financial statements of R.H. Donnelley Corporation and R.H. Donnelley, Inc. are substantially identical. As discussed in footnote 14, the financial statements have been restated to reflect the recapitalization of R.H. Donnelley as of July 1, 1998. D&B has received a ruling from the Internal Revenue Service to the effect that the Distribution will be tax-free for Federal income tax purposes. Due to the relative significance of D&B to R.H. Donnelley, the transaction will be accounted for as a reverse spin-off. Historically R.H. Donnelley has operated through a number of long-term strategic alliances with affiliates of Ameritech, Bell Atlantic, Sprint and with other smaller local telephone service providers or yellow pages publishers acting as publisher, partner or sales agent based on its contractual business relationships. The Ameritech relationship has no expiration date, the Sprint and Bell Atlantic contracts expire in 2004 and 2005, respectively. R.H. Donnelley's revenue and cash flow is principally derived from commissions received from the sale of advertisements placed in yellow pages directories. In addition, R.H. Donnelley also receives revenue for publishing services such as advertisement creation and database management on a negotiated fee basis.

     R.H. Donnelley was incorporated on August 9, 1961 with 100 shares of Common Stock authorized, and outstanding with no par value, all of which are owned by D&B. R.H. Donnelley provides sales, marketing and publishing services for yellow pages and other directory products and is the largest independent marketer of yellow pages advertising in the United States. R.H. Donnelley will retain all the assets and liabilities related to the yellow pages and other directory product sales, marketing and publishing service businesses after the Distribution.

     The financial statements reflect the financial position, results of operations, and cash flows of R.H. Donnelley as if it were a separate entity for all periods presented. The financial statements include allocations of certain D&B corporate headquarters assets (including prepaid pension assets) and liabilities (including postretirement benefits), and expenses (including cash management, legal, accounting, tax, employee benefits, insurance services, data services and other D&B corporate overhead) relating to R.H. Donnelley's businesses that will be transferred to R.H. Donnelley from D&B. Management believes these allocations are reasonable. However, the costs of these services and benefits charged to R.H. Donnelley are not necessarily indicative of the costs that would have been incurred if R.H. Donnelley had performed or provided these functions as a separate entity.

     The financial information included herein may not necessarily reflect the results of operations, financial position, changes in shareholder's equity and cash flows of R.H. Donnelley in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

                           R.H. DONNELLEY CORPORATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     For purposes of governing certain of the ongoing relationships between R.H. Donnelley and D&B after the Distribution and to provide for orderly transition, R.H. Donnelley and D&B will enter into various agreements including a Distribution Agreement, Tax Allocation Agreement, Employee Benefits Agreement, Shared Transaction Services Agreements, Intellectual Property Agreement, Data Services Agreements, and Transition Services Agreements. Summaries of these agreements are set forth elsewhere in this Information Statement.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents

     Cash equivalents include highly liquid investments with a maturity of less than three months at the time of acquisition.

  Property and Equipment

     Machinery and equipment are depreciated over their estimated useful lives using principally the straight-line method. Estimated useful lives are five years for machinery and equipment, ten years for furniture and fixtures, and three to five years for computer equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement.

  Capitalized Software Costs

     Certain direct costs incurred for computer software to meet the internal needs of R.H. Donnelley are capitalized. These costs are amortized on a straight-line basis, over five years.

  Long-Lived Assets

     R.H. Donnelley adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121") in 1995. This statement requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, this statement requires recognition of an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The measurement for such an impairment loss is then based on the fair value of the asset.

  Revenue Recognition

     R.H. Donnelley recognizes revenue as earned, which is based on contractual relationships. For relationships where R.H. Donnelley acts as a sales agent, revenue is comprised of sales commissions and is recognized upon execution of contracts for the sale of advertising. For relationships where R.H. Donnelley is the publisher, revenues are recognized when directories are published. Publishing services are recognized throughout the year as the services are performed.

  Income from Partnerships and Related Fees

     R.H. Donnelley has significant influence, but not a controlling interest over its partnerships and accounts for them under the equity method of accounting. Income from partnerships represent R.H. Donnelley's share of the profits generated by the DonTech Partnerships, the Cendon Partnership and the C-Don Partnership with Commonwealth Telephone Company during 1997, 1996 and 1995,

                           R.H. DONNELLEY CORPORATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

and of the UniDon Partnership with United Telephone Company during 1995. Other related fees represents R.H. Donnelley's revenue participation earnings in 1997 from APIL Partners Partnership ("APIL"), a subsidiary of Ameritech Corporation.

  Unbilled Receivables

     For sales agency relationships, unbilled receivables represent revenues earned from the sale of advertising in directories that are scheduled to be published by the publisher. These receivables will be billed upon directory publication in accordance with contractual provisions. For businesses where R.H. Donnelley is the publisher, unbilled receivables represent revenues earned on published directories. Customers are billed ratably over the life of the directories, generally 12 months.

  Income Taxes

     R.H. Donnelley has been included in the Federal and certain state income tax returns of D&B. The provision for income taxes in the financial statements has been calculated on a separate-company basis; income taxes paid on behalf of R.H. Donnelley by D&B are included in equity. After the Distribution, R.H. Donnelley will file separate income tax returns.

  Concentration of Credit Risk

     R.H. Donnelley maintains significant accounts receivable balances from its relationships with affiliates of Ameritech, Bell Atlantic and with the CenDon Partnership.

  Deferred Contract Costs

     Direct costs incurred by R.H. Donnelley as publisher are deferred until these directories are published. Direct costs on contracts for which R.H. Donnelley is a sales agent are expensed in the year in which they are incurred.

  Contract Fees

     All costs associated with the renegotiation and extension of contracts are expensed when incurred.

  Financial Instruments

     At December 31, 1997, R.H. Donnelley's financial instruments included cash, receivables, and accounts payable. At December 31, 1997, the fair values of cash, receivables and accounts payable approximated carrying values because of the short-term nature of these instruments.

  Earnings Per Share of Common Stock

     In 1997, R.H. Donnelley adopted SFAS No. 128, "Earnings Per Share." Basic earnings per share are calculated by dividing net income by D&B's historical weighted average common shares outstanding, reflecting the one-for-one distribution ratio. Diluted earnings per share are calculated by dividing net income by the sum of D&B's historical weighted average common shares outstanding and potentially dilutive R.H. Donnelley common shares. Potentially dilutive common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all employee options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represent the potentially dilutive effect of the options.

                           R.H. DONNELLEY CORPORATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates are used in the determination of allowances for doubtful accounts, depreciation and amortization, computer software, employee benefit plans, taxes and contingencies among others.

3.  RECONCILIATION OF SHARES USED IN COMPUTING EARNINGS PER SHARE

                                                               1997       1996       1995
                                                              -------    -------    -------
Weighted average number of shares -- basic..................  170,765    170,017    169,522
Effect of potentially dilutive stock options as of year
  end.......................................................      300        272        361
                                                              -------    -------    -------
Weighted average number of shares -- diluted................  171,065    170,289    169,883
                                                              =======    =======    =======

     As required by SFAS No. 128, R.H. Donnelley has provided a reconciliation of basic weighted average shares to diluted weighted average shares within the table outlined above. The conversion of dilutive shares has no impact on operating results. The R.H. Donnelley's options generally expire 10 years after the initial grant date.

4.  NON-RECURRING ITEMS

  Sale of Businesses

     In 1997, included in the operating results was a pretax gain of $9,412, related to the sale of its East Coast proprietary operations ("P-East"). In connection with the sale of the P-East business, R.H. Donnelley has accrued for the continuing obligation to provide publishing service through the year 2002.

     The 1996 results reflect a pre-tax charge of $28,500, incurred as a result of the sale of the West Coast proprietary operations ("P-West").

  Restructuring

     In 1995, R.H. Donnelley recorded a restructuring charge of $17,690 in connection with the closing of the Terre Haute publishing facility. R.H. Donnelley moved its publishing operations from Terre Haute, Indiana to Raleigh, North Carolina. The restructuring charge was recorded to cover fixed asset write-offs, severance, legal costs, publishing costs, and advertising claims. At December 31, 1997, no restructuring reserve remains.

5.  PARTNERSHIPS

  DonTech

     In 1991, R.H. Donnelley formed a general partnership with Ameritech Corporation ("Ameritech"), the DonTech Partnership ("DonTech I"). Prior to August 1997, DonTech I published various directories, solicited advertising, and manufactured and delivered directories in Illinois and Northwest Indiana. Under this agreement, R.H. Donnelley's share in DonTech I declined 1% each year between 1995 and 1997, from 55% to 53%. In August 1997, R.H. Donnelley signed a series of agreements with Ameritech changing the structure of the existing partnership. A new partnership was formed ("DonTech II" and, together with DonTech I, "DonTech" or the "DonTech Partner-

                           R.H. DONNELLEY CORPORATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

ships") appointing DonTech the exclusive sales agent in perpetuity for yellow page directories published by Ameritech in Illinois and Northwest Indiana. Under the new sales agency partnership of which R.H. Donnelley receives a 50% share of the profits, DonTech performs the advertising sales function for the directories and earns a commission while APIL serves as the directories publisher. R.H. Donnelley receives an ongoing revenue participation fee from APIL in exchange for exclusive publishing rights. R.H. Donnelley receives payments directly from APIL for publishing services pursuant to a contract valid through the year 2003.

     R.H. Donnelley recognized equity earnings of $64,618, $121,354, and $125,578 from the DonTech partnership during 1997, 1996, and 1995, respectively. In addition, R.H. Donnelley recognized Revenue Participation earnings from APIL of $51,610 during 1997. Together, they represent 86%, 72% and 69% of R.H. Donnelley's operating income for the three years ended December 31, 1997, respectively.

     R.H. Donnelley's investment in DonTech was $151,979 and $215,373 at December 31, 1997 and 1996, respectively.

  CenDon

     R.H. Donnelley has a partnership, the CenDon Partnership ("CenDon") with the Sprint Corporation ("Sprint") through a subsidiary of Sprint. R.H. Donnelley has a 50% interest in CenDon which publishes directories in selected Sprint markets in Nevada, Florida, Virginia and North Carolina. R.H. Donnelley earns a 50% share of CenDon's income. R.H. Donnelley provides sales and publishing services for the CenDon partnership. The partnership is billed upon the publication of each directory based on a contractual rate for sales and is billed pro rata during the year for publishing for services based on a contractual fee. Sales and publishing services revenue for R.H. Donnelley were $35,126, $32,258, and $29,800 for 1997, 1996 and 1995, respectively. The CenDon partnership agreement extends until 2004. RHD recognized equity earnings of $12,219, $9,695 and $9,451 from the CenDon partnership during 1997, 1996 and 1995, respectively. RHD's investment in CenDon was $15,031 and $15,902 at December 31, 1997 and 1996, respectively.

6.  OTHER TRANSACTIONS WITH AFFILIATES

     D&B uses a centralized cash management system to finance its operations. Cash deposits from the R.H. Donnelley's businesses are transferred to D&B on a daily basis and D&B funds the R.H. Donnelley's disbursement bank accounts as required. No interest has been charged on these transactions

     D&B provided certain centralized services (see Note 1 to the financial statements) to R.H. Donnelley. Expenses related to these services were allocated to R.H. Donnelley based on utilization of specific services or, where an estimate could not be determined, based on R.H. Donnelley's revenues in proportion to D&B's total revenues. Management believes these allocation methods are reasonable. However, the costs of these services and benefits charged to R.H. Donnelley are not necessarily indicative of the costs that would have been incurred if R.H. Donnelley had performed or provided these services as a separate entity. These allocations were $21,531, $18,626 and $24,111 in 1997, 1996, and 1995 respectively, and are included in operating expenses and general and administrative expenses in the Statement of Operations. Amounts due to D&B for these expenses are included in equity.

                           R.H. DONNELLEY CORPORATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Net distributions to D&B, included in equity, includes net cash transfers third party liabilities paid on behalf of R.H. Donnelley by D&B, amounts due to/from D&B for services and other charges. No interest has been charged on these intercompany transactions.

7.  COMMITMENTS AND CONTINGENCIES

     Certain of the R.H. Donnelley's operations are conducted from leased facilities, which are under operating leases. Rent expense under real estate operating leases for the years 1997, 1996, and 1995 was $8,612, $9,482 and $10,068, respectively. The approximate minimum rent for real estate operating leases that have remaining noncancelable lease terms in excess of one year at December 31, 1997, are:

1998......................................................   $8,031
1999......................................................    6,325
2000......................................................    5,365
2001......................................................    4,874
2002......................................................    5,030
Thereafter................................................   27,742
                                                            -------
          Total...........................................  $57,367
                                                            =======

     R.H. Donnelley also leases certain computer and other equipment under operating leases. Rent expense under computer and other equipment leases was $2,245, $1,762 and $1,072 for 1997, 1996, and 1995 respectively. At December 31,
1997 the approximate minimum annual rental obligation for computer and other equipment under operating leases that have remaining noncancelable lease terms in excess of one year is not significant.

     On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States district court for the Southern district of New York, having as defendant D&B, A.C. Nielson Company, and IMS International Inc. ("the IRI Action"). New D&B will assume and indemnify R.H. Donnelley against any payments to be made by R.H. Donnelley in respect to the IRI Action under the Distribution Agreement, under the Indemnity and Joint Defense Agreement or otherwise, including any ongoing legal fees and expenses related thereto.

     In the normal course of business, R.H. Donnelley is subject to proceedings, lawsuits and other claims. In the opinion of R.H. Donnelley management, the outcome of such current legal proceedings, claims and litigation will not materially affect R.H. Donnelley's financial position or results of operations.

8.  PENSION AND POSTRETIREMENT BENEFITS

     Upon the Distribution, R.H. Donnelley will assume responsibility for pension benefits for active employees of R.H. Donnelley, DonTech active employees and DonTech vested terminated employees with benefits under the D&B Retirement Plan. The responsibility for R.H. Donnelley retirees and vested terminated employees prior to the Distribution will remain with New D&B. R.H. Donnelley will assume responsibility for postretirement benefits for active employees of R.H. Donnelley and a portion of the cost of postretirement benefits for certain DonTech employees. An allocation of assets and liabilities related to active employee benefits has been included in the financial statements.

                           R.H. DONNELLEY CORPORATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Pension

     R.H. Donnelley participates in D&B's defined benefit pension plan covering substantially all employees. Effective January 1, 1997, the D&B Retirement Plan was amended to provide retirement income based on a percentage of annual compensation, rather than final pay. R.H. Donnelley accounts for the plan as a multi-employer plan. Accordingly, RHD has recorded pension costs as allocated by D&B totaling $996, $1,082, and $1,077 for the years 1997, 1996 and 1995, respectively. The assumptions of the multi-employer plan are described below.

     The weighted average expected long-term rate of return on pension plan assets was 9.70% for 1997 and 9.75% for 1996, and 1995. At December 31, 1997 and 1996, the projected benefit obligations were determined using weighted average discount rates of 7.01% and 7.77%, respectively, and weighted average rates of increase in future compensation levels of 4.46% and 5.15%, respectively. Plan assets are invested in diversified portfolios that consist primarily of equity and debt securities.

     Savings Plan

     Certain employees of R.H. Donnelley are also eligible to participate in the D&B sponsored defined contribution plan. RHD makes a matching contribution of up to 50% of employees' contribution based on specified limits of the employee's salary. R.H. Donnelley's expense related to this plan was $2,243, $2,268, and $3,288 for the years 1997, 1996 and 1995, respectively.

  Postretirement Benefits

     In addition to providing pension benefits, D&B provides various health-care and life-insurance benefits for retired employees. Employees are eligible for these benefits if they reach normal retirement age while working for R.H. Donnelley.

     R.H. Donnelley accounts for the plan as a multi-employer plan. Accordingly, R.H. Donnelley has recorded postretirement benefits costs as allocated by D&B totaling $1,724, $1,873, and $1,864 for the years 1997, 1996 and 1995. The assumption used for the multi-employer plan follows.

     The accumulated postretirement benefits obligation at December 31, 1997 and 1996, was determined using discount rates of 7.0% and 7.75%, respectively. The assumed rate of future increases in per capita cost of covered health-care benefits is 7.3% in 1998, decreasing gradually to 5.0% for the year 2021 and remaining constant thereafter.

9.  EMPLOYEE STOCK OPTION PLANS

     Under D&B's Key Employees Stock Option Plans, certain employees of R.H. Donnelley are eligible for the grant of stock options, stock appreciation rights and limited stock appreciation rights in tandem with stock options. These awards are granted at the market price on the date of the grant.

     Immediately following the Distribution, outstanding awards under the post-Distribution D&B Key Employees Stock Option Plans held by R.H. Donnelley employees will be adjusted to have the same ratio of the exercise price per option to the market value per share, the same aggregate difference between market value and exercised price and the same vesting provisions, option periods and other terms and conditions applicable prior to the Distribution.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which requires that companies with stock-based compensation plans either recognize compensation expense based on the fair value of options granted or continue to apply the existing

                           R.H. DONNELLEY CORPORATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

accounting rules and disclose pro forma net income and earnings per share assuming the fair value method had been applied. R.H. Donnelley has chosen to continue applying Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for the fixed stock option plans. Had compensation cost for R.H. Donnelley's stock-based compensation plans been determined based on the fair value at the grant dates for awards to R.H. Donnelley's employees under those plans, consistent with the method of SFAS No. 123, R.H. Donnelley's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                              1997       1996        1995
                                             -------    -------    --------
Net income:
  As reported..............................  $84,905    $78,085    $108,397
  Pro forma................................  $84,542    $77,844    $108,397
  Basic earnings per share of common stock
     As reported...........................  $  0.50    $  0.46    $   0.64
     Pro forma.............................  $  0.50    $  0.46    $   0.64
  Diluted earnings per share of common
     stock
     As reported...........................  $  0.50    $  0.46    $   0.64
     Pro forma.............................  $  0.49    $  0.46    $   0.64

     The pro-forma disclosures shown are not representative of the effects on income and earnings per share in future years.

     The fair value of D&B's stock options used to compute the R.H. Donnelley's pro forma income disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model. The weighted average assumptions used for 1997 were as follows dividend yield of 3.3%, expected volatility of 20%, risk-free interest rate of 5.73%, and an expected holding period of 4.5 years. The following weighted average assumptions were used to value grants made prior to the November 1, 1996 distribution: dividend yield of 4.7%, expected volatility of 15%, a risk-free interest rate of 6.08%, and an expected holding period of five years. The incremental fair value of the R.H. Donnelley's options converted on October 31, 1996, used to compute pro-forma income disclosures and the value of new grants after November 1, 1996, was determined using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 3.7%, expected volatility of 17%, a risk-free interest rate of 5.85%, and an expected holding period of 4.5 years. The D&B assumptions used in the option-pricing model may not be valid for R.H. Donnelley on a going forward basis.

     Options outstanding at December 31, 1997, were granted during the years 1988 through 1997 and are exercisable over periods ending not later than 2007. At December 31, 1997 and 1996, options for 606,459 shares and 575,941 shares of common stock, respectively, were exercisable and 1,450,195 shares, 4,240,772 shares and 10,306,592 shares, respectively, were available for future grants under the plans at December 31, 1997, 1996 and 1995, respectively.

                           R.H. DONNELLEY CORPORATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Changes in stock options for the three years ended December 31, 1997, are summarized as follows:

                                                                           WEIGHTED
                                                                           AVERAGE
                                                                           EXERCISE
                                                               SHARES      PRICE($)
                                                              ---------    --------
Options outstanding, January 1, 1995:                           340,730     $53.48
  Granted...................................................     79,228      63.20
  Exercised.................................................    (27,619)     44.54
  Surrendered or expired....................................         --         --
                                                              ---------     ------
Options outstanding, December 31, 1995:                         392,339      56.07
  Granted...................................................         --         --
  Exercised.................................................    (52,133)     51.99
  Surrendered or expired....................................     (8,034)     57.18
                                                              ---------     ------
Options outstanding, October 31, 1996.......................    332,172      56.68
                                                              ---------     ------
Options converted, November 1, 1996.........................    876,137      21.48
  Granted...................................................    474,305      22.87
  Exercised.................................................     (9,053)     20.95
  Surrendered or expired....................................    (15,816)     22.12
                                                              ---------     ------
Options outstanding, December 31, 1996:.....................  1,325,573      21.97
  Granted...................................................    378,991      29.95
  Exercised.................................................   (175,064)     20.45
  Surrendered or expired....................................   (119,412)     22.87
                                                              ---------     ------
Options outstanding, December 31, 1997......................  1,410,088     $24.23
                                                              =========     ======

     The weighted average fair value of options granted during 1997, 1996 and 1995 was $5.54, $3.60 and $7.60, respectively.

     The following table summarizes information about stock options outstanding at December 31, 1997:

                         STOCK OPTIONS OUTSTANDING        STOCK OPTIONS EXERCISABLE
                     ----------------------------------   --------------------------
                                  WEIGHTED
                                   AVERAGE     WEIGHTED                   WEIGHTED
       RANGE OF                   REMAINING    AVERAGE                    AVERAGE
       EXERCISE                  CONTRACTUAL   EXERCISE                   EXERCISE
        PRICES        SHARES        LIFE        PRICE       SHARES         PRICE
    --------------   ---------   -----------   --------   -----------   ------------
    $ 15.73-$20.46     271,096      4 years     $19.36      230,672        $19.17
    $ 20.94-$24.75     767,626    6.7 years     $23.13      375,787        $23.05
    $ 27.72-$30.22     371,366    9.8 years     $30.06           --        $   --
                     ---------                              -------
                     1,410,088                              606,459
                     =========                              =======

                           R.H. DONNELLEY CORPORATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

10.  INCOME TAXES

     Provision for income taxes consisted of:

                                            1997        1996        1995
                                          --------    --------    --------
Current Tax Provision:
  U.S. Federal..........................  $ 63,629    $ 28,634    $ 48,839
  State and local.......................     8,660      15,675      13,232
                                          --------    --------    --------
          Total current tax provision...    72,289      44,309      62,071
Deferred tax (benefit) provision
  U.S. Federal..........................   (15,777)     19,347       9,473
  State and local.......................     2,734      (2,799)      2,854
                                          --------    --------    --------
          Total deferred tax (benefit)
            provision...................   (13,043)     16,548      12,327
                                          --------    --------    --------
  Provision for income taxes............  $ 59,246    $ 60,857    $ 74,398
                                          ========    ========    ========

     The following table summarizes the significant differences between the U.S. Federal statutory tax rate and R.H. Donnelley's effective tax rate for financial statement purposes.

                                                    1997     1996     1995
                                                   ------    -----    -----
Statutory tax rate...............................    35.0%    35.0%    35.0%
State and local taxes, net of U.S. Federal tax
  benefit........................................     5.1      6.0      5.7
Non-deductible capital losses....................     0.0      2.8      0.0
Non-deductible expense...........................     1.0      0.0      0.0
                                                   ------    -----    -----
Effective tax rate...............................    41.1%    43.8%    40.7%
                                                   ======    =====    =====

     Deferred tax assets (liabilities) consisted of the following at December
31,

                                                          1997       1996
                                                         -------    -------
Deferred tax assets:
  Postretirement benefits..............................  $ 4,288    $ 4,008
  Postemployment benefits..............................    3,210      1,718
  Reorganization and restructuring costs...............      937      1,606
  Bad debts............................................    1,606      4,643
  Intangibles..........................................    2,571      2,367
  Other................................................   15,535        401
                                                         -------    -------
Total deferred tax asset...............................   28,147     14,743
                                                         -------    -------
Deferred tax liabilities:
  Revenue recognition..................................   45,160     51,270
  Pension..............................................    3,812      4,132
  Plant, property and equipment........................      829        906
  Capitalized project costs............................   12,802     12,425
                                                         -------    -------
Total deferred tax liabilities.........................   62,603     68,733
                                                         -------    -------
Net deferred tax liability.............................  $34,456    $53,990
                                                         =======    =======

                           R.H. DONNELLEY CORPORATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

11.  SUPPLEMENTAL FINANCIAL INFORMATION

     Property and Equipment, Net:

                                                         1997        1996
                                                       --------    --------
Computer equipment...................................  $ 35,516    $ 38,971
Machinery and equipment..............................     4,949       5,368
Furniture and fixtures...............................     7,927       8,417
Leasehold improvements...............................     7,193       5,541
                                                       --------    --------
          Total at cost..............................    55,585      58,297
Less accumulated depreciation........................   (30,125)    (27,545)
                                                       --------    --------
Total net fixed assets...............................  $ 25,460    $ 30,752
                                                       ========    ========

     Computer Software:

                                                              COMPUTER
                                                              SOFTWARE
                                                              --------
January 1, 1996.............................................  $22,101
Additions at cost...........................................   21,859
Amortization................................................   (3,910)
                                                              -------
     December 31, 1996......................................   40,050
Additions at cost...........................................    7,190
Transfer in.................................................       95
Amortization................................................   (9,789)
                                                              -------
     December 31, 1997......................................  $37,546
                                                              =======

     Accumulated amortization on computer software costs was $14,001 and $5,896 at December 31, 1997 and 1996, respectively.

                           R.H. DONNELLEY CORPORATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

12.   VALUATION AND QUALIFYING ACCOUNTS

                                                              ADDITIONS
                                               BALANCE AT    CHARGED TO                    BALANCE AT
                                              BEGINNING OF    COSTS AND                      END OF
                DESCRIPTION                      PERIOD       EXPENSES     DEDUCTIONS(A)     PERIOD
--------------------------------------------  ------------   -----------   -------------   ----------
  Allowance for Doubtful Accounts:
  For the year ended December 31, 1997......    $11,607        $11,815        $19,408       $ 4,014
  For the year ended December 31, 1996......     21,167         11,743         21,303        11,607
  For the year ended December 31, 1995......     32,421         10,861         22,115        21,167

---------------
(a) Includes accounts written off.

13.  QUARTERLY INFORMATION (UNAUDITED)

                                             THREE MONTHS ENDED
                             ---------------------------------------------------    YEAR ENDED
                             MARCH 31    JUNE 30     SEPTEMBER 30    DECEMBER 31    DECEMBER 31
                             --------    --------    ------------    -----------    -----------
1997
Revenues...................  $20,207     $ 60,465      $62,728        $ 96,465       $239,865
Operating income (loss)....  $(2,290)    $  9,789      $46,833        $ 80,407       $134,739
Net income.................  $(1,374)    $  5,873      $28,100        $ 52,306       $ 84,905
Earning per share data:
  Basic....................  $ (0.01)    $   0.03      $  0.16        $   0.32       $   0.50
  Diluted..................  $ (0.01)    $   0.03      $  0.16        $   0.32       $   0.50
1996
Revenues...................  $23,170     $ 64,615      $57,743        $124,501       $270,029
Operating income (loss)....  $ 6,921     $ (4,400)     $27,468        $137,453       $167,442
Net income.................  $ 3,889     $(18,490)     $15,437        $ 77,249       $ 78,085
Earning per share data:
  Basic....................  $  0.02     $  (0.11)     $  0.09        $   0.46       $   0.46
  Diluted..................  $  0.02     $  (0.11)     $  0.09        $   0.46       $   0.46

14.  SUBSEQUENT EVENTS

     On July 1, 1998, as part of the Distribution, D&B distributed to its stockholders shares of New D&B stock, which represents a continuing interest in D&B's business to be conducted by New D&B. After the Distribution, D&B's only business is the R.H. Donnelley business, and shares of D&B Common Stock held by D&B stockholders represents a continuing interest only in that business. In connection with the Distribution, D&B changed its name to R.H. Donnelley Corporation and D&B Common Stock has become R.H. Donnelley Common Stock. The financial statements of R.H. Donnelley have been restated to reflect the recapitalization.

     On June 5, 1998 R.H. Donnelley Inc. entered into a Credit Agreement with the Chase Manhattan Bank, Chase Securities Inc., Goldman Sachs and the Lenders party thereto. Under the terms of the agreement, R.H. Donnelley Inc. obtained a Senior Revolving Credit Facility of $100 million and Senior Secured Term Facilities in aggregate of $300 million, of which R.H. Donnelley has borrowed in aggregate $350 million payable over a maximum period of nine years.

     On June 16, 1998, R.H. Donnelley entered into 3 interest rate swap transactions which converted part of its floating rates interest obligations to fixed rates. The swap transactions total in aggregate $175 million of the $350 million of loans under the Credit Agreement. The swaps have terms of 3, 4 and 5 years.

     In addition on June 5, 1998 R.H. Donnelley Inc. issued $150 million of Senior Subordinated Notes. These Notes pay interest semi-annually and are due in 2008. The aggregate $500 million was dividended to D&B, but repayment of such indebtedness remains an obligation of R.H. Donnelley Inc., as guaranteed by R.H. Donnelley Corporation.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Partners of DonTech

     We have audited the accompanying combined balance sheets of AM-DON (doing business as "DonTech" and hereafter referred to as "DonTech I") and the DonTech II Partnership ("DonTech II") as of December 31, 1997 and 1996, and the related combined statements of operations, partners' capital, and cash flows for each of the years in the three year period ended December 31, 1997. These financial statements are the responsibility of the management of DonTech I and DonTech II. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of DonTech I and DonTech II as of December 31, 1997 and 1996, and the combined results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Chicago, Illinois
January 8, 1998

                                    DONTECH

                       COMBINED STATEMENTS OF OPERATIONS

                                                              YEARS ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1997        1996        1995
                                                          --------    --------    --------
                                                                   (IN THOUSANDS)
Sales...................................................  $503,912    $459,083    $442,952
Less Allowances.........................................    77,788      50,202      51,076
                                                          --------    --------    --------
          Net Sales.....................................   426,124     408,881     391,876
Expenses:
  Salary and Wages......................................    12,133          --          --
  Commission............................................     4,558          --          --
  Telephone Company Fees................................    83,210      83,532      83,995
  Printing and Manufacturing............................    39,085      35,221      34,632
  Selling...............................................    36,236      33,060      30,464
  Compilation...........................................     8,888       9,067       9,870
  Delivery..............................................     7,703       7,316      10,950
  Administrative........................................     7,696       3,444       6,138
  Occupancy and Depreciation............................     9,880       8,148       6,175
  Other.................................................    12,489       9,476       8,980
                                                          --------    --------    --------
          Total Operating Expenses......................   221,878     189,264     191,204
                                                          --------    --------    --------
          Income from Operations........................   204,246     219,617     200,672
Other Income............................................     2,064       2,677       3,775
                                                          --------    --------    --------
          Net Income....................................  $206,310    $222,294    $204,447
                                                          ========    ========    ========

     The accompanying notes are an integral part of the combined financial statements.

                                    DONTECH

                            COMBINED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
                                                                 (IN THOUSANDS)
                                      ASSETS
Current Assets:
  Cash and Cash Equivalents.................................  $  6,824    $  4,559
  Accounts Receivable, Net of Allowance for Doubtful
     Accounts of $35,581 (1997) and $13,908 (1996)..........   225,240     261,252
  Deferred Expenses.........................................    41,513      86,329
  Commission Receivable.....................................    43,681          --
  Other.....................................................     6,241       3,057
                                                              --------    --------
          Total Current Assets..............................   323,499     355,197
Fixed Assets, Net of Accumulated Depreciation and
  Amortization..............................................     4,898       6,621
                                                              --------    --------
          Total Assets......................................  $328,397    $361,818
                                                              ========    ========
                        LIABILITIES AND PARTNERS' CAPITAL
Current Liabilities:
  Accounts Payable..........................................  $ 21,417    $ 23,720
  Accrued Liabilities.......................................     5,623       5,106
  Deferred Sales Revenue....................................   162,760     174,105
                                                              --------    --------
          Total Current Liabilities.........................   189,800     202,931
Partners' Capital...........................................   165,597     158,887
Partnership Contributions Receivable........................   (27,000)         --
                                                              --------    --------
          Total Partners' Capital...........................   138,597     158,887
                                                              --------    --------
          Total Liabilities and Partners' Capital...........  $328,397    $361,818
                                                              ========    ========

     The accompanying notes are an integral part of the combined financial statements.

                                    DONTECH

                       COMBINED STATEMENTS OF CASH FLOWS

                                                            YEARS ENDED DECEMBER 31,
                                                       -----------------------------------
                                                         1997         1996         1995
                                                       ---------    ---------    ---------
                                                                 (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income.........................................  $ 206,310    $ 222,294    $ 204,447
  Adjustments to Reconcile Net Income to Net Cash
     Provided by Operating Activities:
     Depreciation and Amortization...................      3,246        3,526        2,806
     Provision for Uncollectible Accounts............     32,474        7,105        6,190
     Changes in Assets and Liabilities:
       Increase in Accounts Receivable...............    (40,144)     (27,791)     (28,295)
       (Increase) Decrease in Deferred Printing and
          Manufacturing..............................     20,788       (5,460)      (2,476)
       (Increase) Decrease in Deferred Selling.......     13,076       (1,430)      (4,957)
       Decrease in Deferred Compilation..............      5,309          255        1,046
       Decrease in Deferred Delivery.................      1,895           19          518
       Decrease in Deferred Directory Operating
          Service....................................      1,468          322          630
       (Increase) Decrease in Deferred Other.........      2,280          702       (1,616)
       (Increase) Decrease in Other Current Assets...     (3,184)      (1,675)          75
       Increase (Decrease) in Accounts Payable.......     (2,303)         923       (3,433)
       Increase (Decrease) in Accrued Liabilities....        517       (5,420)         712
       Increase (Decrease) in Deferred Sales
          Revenue....................................    (11,345)       5,280       17,920
                                                       ---------    ---------    ---------
          Total Adjustments..........................     24,077      (23,644)     (10,880)
                                                       ---------    ---------    ---------
          Net Cash Provided by Operating
            Activities...............................    230,387      198,650      193,567
                                                       ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of Fixed Assets..........................     (1,522)      (1,029)      (5,850)
                                                       ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Partner Contributions..............................      2,998           --           --
  Distributions to Partners..........................   (229,598)    (195,553)    (191,200)
                                                       ---------    ---------    ---------
          Net Cash Used in
            Financing Activities.....................   (226,600)    (195,553)    (191,200)
                                                       ---------    ---------    ---------
Net Increase (Decrease) in Cash and Cash
  Equivalents........................................      2,265        2,068       (3,483)
Cash and Cash Equivalents, Beginning of Year.........      4,559        2,491        5,974
                                                       ---------    ---------    ---------
Cash and Cash Equivalents, End of Year...............  $   6,824    $   4,559    $   2,491
                                                       =========    =========    =========

NONCASH FINANCING ACTIVITIES:
  Partnership Capital Contributions Receivable.......  $  27,000    $      --    $      --
                                                       =========    =========    =========

     The accompanying notes are an integral part of the combined financial statements.

                                    DONTECH

                    COMBINED STATEMENTS OF PARTNERS' CAPITAL
                      THREE YEARS ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                           THE
                                                        REUBEN H.       AMERITECH
                                                        DONNELLEY     PUBLISHING OF
                                                       CORPORATION    ILLINOIS, INC.      TOTAL
                                                       -----------    --------------    ---------
Balance, December 31, 1994...........................   $  67,749       $  51,150       $ 118,899
Net Income...........................................     112,446          92,001         204,447
Distributions to Partners............................    (107,525)        (83,675)       (191,200)
                                                        ---------       ---------       ---------
Balance, December 31, 1995...........................      72,670          59,476         132,146
Net Income...........................................     120,039         102,255         222,294
Distributions to Partners............................    (106,920)        (88,633)       (195,553)
                                                        ---------       ---------       ---------
Balance, December 31, 1996...........................      85,789          73,098         158,887
Contributions, Per Agreement.........................      13,500          13,500          27,000
Contributions Receivable.............................     (13,500)        (13,500)        (27,000)
Net Income...........................................     118,162          88,148         206,310
Distributions to Partners............................    (121,688)       (104,912)       (226,600)
                                                        ---------       ---------       ---------
Balance, December 31, 1997...........................   $  82,263       $  56,334       $ 138,597
                                                        =========       =========       =========

     The accompanying notes are an integral part of the combined financial statements.

                                    DONTECH

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1.  FORM OF ORGANIZATION AND NATURE OF BUSINESS

     AM-DON d.b.a. DonTech ("DonTech") is a general partnership between R.H. Donnelley Inc. ("R.H. Donnelley"), a Delaware corporation, and Ameritech Publishing of Illinois, Inc. ("API/IL"), an Illinois corporation, doing business as Ameritech advertising services ("Aas"). Under a new structure as defined in the "Master Agreement" dated August 19, 1997, the existing partnership is defined as "DonTech I". Concurrently, API/IL and Donnelley formed a new partnership defined as "DonTech II".

     DonTech I participated in a Directory Agreement with R.H. Donnelley, Illinois Bell Telephone Company ("IBT"), doing business as Ameritech Illinois, API/IL and Aas. DonTech I also participated in a Subcontracting Agreement with API to perform certain of API's obligations under the Publishing Services Contract between API and Indiana Bell Telephone Company, Incorporated ("Indiana Bell"), doing business as Ameritech Indiana. DonTech I published various directories, as identified in the Directory Agreements, solicited advertising, its primary source of revenues, and manufactured and delivered such directories. DonTech I's net income was allocated to each partner based on a predefined percentage as set forth in the amended partnership agreement.

     In accordance with the Second Amended and Restated AM-Don Partnership Agreement, effective August 19, 1997, the DonTech I partnership ceased publishing directories as of January 1, 1998. The partnership will recognize the deferred revenue and expenses recorded as of December 31, 1997 over the remaining life of those directories published prior to January 1, 1998. Upon completion of the earnings process, the partnership will thereafter wind up in accordance with the agreement.

     In August 1997, R.H. Donnelley and API/IL reached an agreement regarding a revised partnership structure through which a new DonTech partnership became the exclusive sales agent in perpetuity for the yellow page directories to be published in Illinois and Northwest Indiana by APIL Partners Partnership (the "Publisher"). The new partnership, known as "DonTech II", receives a 27% commission on sales, net of provisions (capped at 6.1%), from the Publisher. DonTech II's cost structure includes only sales, sales operations, office services, finance, facilities and related overhead. DonTech II profits are shared equally between the partners.

     A Board of Directors (the "Board") was appointed to administer the activities of each partnership. From time to time during the term of the partnerships, the Board may call for additional capital contributions in equal amounts from each of the partners if, in the opinion of the Board, additional capital is required for the operation of the partnerships.

     The accompanying financial statements of DonTech I and DonTech II are shown on a combined basis. As DonTech II was formed in August 1997, the combined statements of operations for the three years in the period ended December 31, 1997 only include the results of operations of DonTech II for the period from August 1997 through December 1997. All significant affiliated accounts and transactions have been eliminated in preparation of the combined financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES

  a. Cash and Cash Equivalents

     Cash and cash equivalents include all highly liquid investments with an initial maturity date of three months or less. The carrying value of cash equivalents estimates fair value due to the short-term nature.

                                    DONTECH

                                 (IN THOUSANDS)

  b. Revenue Recognition

     Substantially all DonTech I sales made to customers in the cities covered by the directories are recorded as deferred sales revenue and accounts receivable in the month of publication. Revenue related to these sales is recognized over the lives of the directories, generally twelve months. Sales made to customers outside the cities covered by the directories are recognized each quarter. Sales for national accounts are recognized in full in the month of publication.

     For DonTech II, revenue is comprised of sales commissions and is recognized upon execution of contracts for the sale of advertising.

  c. Fixed Assets

     Fixed assets are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets. Upon asset retirement or other disposition, cost and the related accumulated depreciation are removed from the accounts, and gain or loss is included in the statement of operations. Amounts for repairs and maintenance are charged to operations as incurred.

  d. Deferred Expenses

     The printing, manufacturing, compilation, sales, delivery and administrative costs of DonTech I publications are deferred and recognized in proportion to revenue.

  e. Postretirement Benefits Other Than Pensions

     The partnerships are obligated to provide postretirement benefits consisting mainly of life and health insurance to substantially all employees and their dependents. The accrual method of accounting is utilized for postretirement health care and life insurance benefits.

  f. Income Taxes

     No provision for income taxes is made as the proportional share of each partnership's income is the responsibility of the individual partners.

3.  DEFERRED EXPENSES

     Deferred expenses consist of the following at December 31:

                                                               1997       1996
                                                              -------    -------
Printing and manufacturing..................................  $13,932    $34,720
Selling.....................................................   20,331     33,407
Compilation.................................................    3,310      8,619
Delivery....................................................    1,089      2,984
Directory operating services................................      750      2,218
Other.......................................................    2,101      4,381
                                                              -------    -------
                                                              $41,513    $86,329
                                                              =======    =======

                                    DONTECH

                                 (IN THOUSANDS)

4.  FIXED ASSETS

     Fixed assets consist of the following at December 31:

                                                               1997       1996
                                                              -------    -------
Machinery and equipment.....................................  $18,816    $17,329
Furniture and fixtures......................................    3,727      3,712
Leasehold improvements......................................      995        974
                                                              -------    -------
                                                               23,538     22,015
Less accumulated depreciation and amortization..............   18,640     15,394
                                                              -------    -------
                                                              $ 4,898    $ 6,621
                                                              =======    =======

5.  RELATED PARTY TRANSACTIONS

  DonTech I

     Under the Directory Agreement, DonTech I is obligated to pay IBT a minimum of $75 million per year in exchange for billing and collection services performed by IBT. The base fee for these services is $75 million for each calendar year until the Directory Agreement is terminated. Under the terms of the recently revised partnership agreement the responsibility for payment of these fees is transferred to Ameritech effective January 1, 1998.

     In addition to the base fee, DonTech I has agreed to pay IBT an amount equal to 7 1/2% of the increase in total revenue received from certain sources identified in the Directory Agreement over such revenues received in the immediately preceding calendar year. The additional fee due to IBT was $609, $1,122 and $487 in 1997, 1996 and 1995, respectively. IBT also provides directory operations services (white pages compilation) to DonTech I. DonTech I paid approximately $2 million to IBT in 1997, 1996 and 1995 for these services. However, effective January 1, 1998, under the terms of the revised partnership agreement the cost of these services becomes the responsibility of Ameritech.

     R.H. Donnelley provides compilation, photocomposition, and data processing services to DonTech I. The Dun & Bradstreet Corporation, of which R.H. Donnelley is a wholly owned subsidiary, provides employee benefits and administrative services, and certain business insurance coverages for each partnership. The amount paid for these services is determined at the beginning of each year based upon estimated activity and adjusted to actual at the end of each year. The amount paid for these services was approximately $22 million in each of the years ended December 31, 1997, 1996 and 1995. The amount paid for employee benefits includes the administration of each partnership's Profit Sharing and 401(k) Plans as well as its health care, long and short term disability, dental and pension plans. Effective June 1, 1997, DonTech I became self-insured for health care, long and short term disability and dental plans at which time it terminated its coverages for these plans through The Dun & Bradstreet Corporation. DonTech II will assume the obligations of these plans.

     DonTech I also entered into subcontracting agreements for the publishing of certain Indiana Bell directories. For the first four months of 1997, under a Directory Fulfillment Memorandum of Understanding, DonTech I was obligated to perform certain directory fulfillment services for Aas. The obligation for these services was transferred to an outside vendor effective May 1, 1997.

                                    DONTECH

                                 (IN THOUSANDS)

  Amended Partnership Allocation

     In 1997, the partners negotiated a settlement agreement regarding excessive bad debt write-offs incurred by DonTech I during the year ended December 31, 1997. The agreement provided for a special allocation of the excessive bad debts between the partners based upon a negotiated ratio. The effect of this settlement agreement has been included in the allocation of net income as presented in the statement of partners' capital at December 31, 1997.

  DonTech II

     Under the terms of the DonTech II partnership agreement, The Dun & Bradstreet Corporation provides certain employee benefits and administrative services. These include the administration of the partnership's profit Sharing and 401(k) Plans, as well as its pension plans. Also, certain business insurance coverages for the partnership will be provided by both The Dun & Bradstreet Corporation and Ameritech.

     Under the provisions of the "Revenue Participation Agreement" dated August 19, 1997, in exchange for exclusive publishing rights, the Publisher agreed to pay R.H. Donnelley revenue participation interests. The revenue participation interests are based upon gross revenues of DonTech II, net of provisions (capped at 6.1% per annum) and sales commissions paid by DonTech II. The revenue participation interest is as follows:

1997................................................  43.7%
1998................................................  34.8%
1999 and thereafter.................................  35.9%

6.  CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject each partnership to concentration of credit risk consist principally of commercial paper and accounts receivables. The partnerships invest their excess cash in commercial paper with an investment rating of AA or higher and have not experienced any losses on these investments.

     Each partnership's trade accounts receivable are primarily composed of amounts due from customers whose businesses are in the state of Illinois. Collateral is generally not required from either partnership's customers.

7.  PARTNERSHIP CONTRIBUTION RECEIVABLE

     For DonTech II, the respective partner capital contributions are to be made in equal proportion according to the Initial Capital Schedule as reflected in the DonTech II Partnership Agreement. As of December 31, 1997, the total amount of capital required to be contributed by the partners was $27,000.

     At December 31, 1997, the respective partnership capital accounts have been credited with the amount of required capital contributions and have been offset by a corresponding contributions receivable as the funds had not been received.

8.  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

                                    DONTECH

                                 (IN THOUSANDS)

financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

9.  LEASE COMMITMENTS

     DonTech I leases certain office and warehouse facilities under noncancelable lease arrangements. These leases and the related obligations will be assumed by Don Tech II. Rent expense under these operating leases was approximately $2,603, $2,564 and $2,323 in 1997, 1996 and 1995, respectively.

     The future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1997 are as follows:

                                                      AMOUNT
                                                      ------
1998................................................  $1,814
1999................................................     843
2000................................................     814
2001................................................     726
2002................................................     466
Thereafter..........................................     831
                                                      ------
                                                      $5,494
                                                      ======

10.  EMPLOYEE RETIREMENT AND PROFIT PARTICIPATION PLANS

     Each partnership participates in a defined benefit pension plan covering substantially all of its respective employees (the "Principal Plan"). The Principal Plan's assets are invested in equity funds, fixed income funds and real estate. The components of net periodic pension costs for the years ended December 31, are as follows:

                                                               1997       1996       1995
                                                              -------    -------    -------
Service cost................................................  $   935    $   909    $   945
Interest cost...............................................    1,185      1,020      1,093
Actual return on plan assets................................   (3,465)    (1,618)       185
Net amortization and deferral...............................    2,465        870       (549)
                                                              -------    -------    -------
Net periodic pension cost...................................  $ 1,120    $ 1,181    $ 1,674
                                                              =======    =======    =======

                                    DONTECH

                                 (IN THOUSANDS)

     The reconciliation of the funded status of the Principal Plan at December 31 is as follows:

                                                                1997        1996
                                                              --------    --------
Fair value of plan assets...................................  $ 20,195    $ 13,863
                                                              --------    --------
Actuarial present value of benefit obligations:
  Vested benefits...........................................   (12,706)    (10,540)
  Nonvested benefits........................................    (1,086)     (1,285)
                                                              --------    --------
Accumulated benefit obligations.............................   (13,792)    (11,825)
Effect of future salary increases...........................     3,895       3,773
Projected benefit obligations...............................   (17,686)    (15,598)
                                                              --------    --------
Plan assets in excess of (less than) projected benefit
  obligations...............................................     2,509      (1,735)
Unrecognized net (gain)/loss................................    (2,093)         43
Unrecognized prior service cost.............................     2,826       2,751
Adjustment to recognize minimum liability...................      (148)       (189)
                                                              --------    --------
Prepaid (accrued) pension cost..............................  $  3,094    $    870
                                                              ========    ========

                  PRINCIPAL ASSUMPTIONS                       1997        1996       1995
                  ---------------------                     --------    --------    -------
Weighted average discount rate............................     7.00%       7.75%      7.50%
Weighted average rate of compensation increase............     3.16%       3.16%      4.16%
Long-term rate of return on assets........................     9.75%       9.75%      9.75%

     Additionally, each respective partnership participates in a Profit Participation Plan (the "Profit Plan") that covers substantially all its employees. Employees may voluntarily contribute up to 16% of their salaries to the Profit Plan and are guaranteed a matching contribution of fifty cents per dollar contributed up to 6%. Each partnership also makes contributions to the Profit Plan based on a formula and contingent upon the attainment of financial goals set in advance as defined in the Plan. The contributions made to the plan were $926, $809 and $1,025 in 1997, 1996 and 1995, respectively.

11.  VALUATION AND QUALIFYING ACCOUNTS

                                                              ADDITIONS
                                                BALANCE AT     CHARGED
                                                BEGINNING        TO                         BALANCE AT
                                                    OF        COSTS AND                       END OF
                 DESCRIPTION                      PERIOD      EXPENSES     DEDUCTIONS(A)      PERIOD
                 -----------                    ----------    ---------    -------------    ----------
Allowance For Doubtful Accounts
  For year ended December 31, 1997............   $13,908       $40,230        $18,557        $35,581
  For year ended December 31, 1996............   $23,106       $50,202        $59,400        $13,908
  For year ended December 31, 1995............   $18,777       $51,076        $46,747        $23,106

---------------
(a) Includes accounts written off.

------------------------------------------------------
------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................   11
Use of Proceeds.......................   18
Capitalization........................   19
Selected Financial Data...............   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   29
The Exchange Offer....................   37
Business..............................   44
Relationship Between Donnelley Corp.
  and the New Dun and Bradstreet
  Corporation After the
  Distribution........................   55
Management............................   59
Security Ownership of Certain
  Beneficial Owners and Management....   66
Description of New Credit Facility....   67
Description of Notes..................   68
Certain United States Tax
  Consequences........................   96
Plan of Distribution..................   96
Validity of Notes.....................   97
Experts...............................   97
Available Information.................   97
Index to Financial Statements.........  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                  $150,000,000

                                     [LOGO]

                              R.H. DONNELLEY INC.

                        9 1/8% SENIOR SUBORDINATED NOTES

                                    DUE 2008
                            -----------------------
                                   PROSPECTUS
                            -----------------------
                                JULY [  ], 1998

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or as an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Section 145 of the DGCL empowers the Company and Donnelley Corp. to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that the Company and Donnelley Corp. may purchase insurance on behalf of any such director, officer, employee or agent.

     Each of the Company's and Donnelley Corp.'s Certificate of Incorporation provides in effect for the indemnification by the such corporation of each director and officer of such corporation to the fullest extent permitted by applicable law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT NO.                             DOCUMENT
-----------                             --------
    *3.1      Certificate of Incorporation of the Company
     3.2      By-laws of the Company
    *3.3      Certificate of Incorporation of Donnelley Corp.
     3.4      By-laws of Donnelley Corp.
     4.1      Indenture dated as of June 5, 1998 between Donnelley, as
              Issuer, Donnelley Corp., as Guarantor and the Bank of New
              York, as Trustee, with respect to the 9 1/8% Senior
              Subordinated Notes due 2008
     4.2      Form of the 9 1/8% Senior Subordinated Notes due 2008
              (included in Exhibit 4.1)
     4.3      Donnelley Corp. Guarantee (included in Exhibit 4.1)
     4.4      Exchange and Registration Rights Agreement dated as of June
              5, 1998, among the Company, the Parent Company, and Goldman,
              Sachs & Co. and Chase Securities Inc., as Initial Purchasers
    *5.1      Legal Opinion
    10.1      Form of Distribution Agreement between the Dun & Bradstreet
              Corporation and the New Dun & Bradstreet Corporation
              (incorporated by reference to Exhibit 99.2 to the Form 8-K of The Dun & Bradstreet Corporation, filed on June 30, 1998)
    10.2      Form of Tax Allocation Agreement between the Dun &
              Bradstreet Corporation and the New Dun & Bradstreet
              Corporation (incorporated by reference to Exhibit 99.3 to
              the Form 8-K of The Dun & Bradstreet Corporation, filed on
              June 30, 1998)

EXHIBIT NO.                             DOCUMENT
-----------                             --------
    10.3      Form of Employee Benefits Agreement between the Dun &
              Bradstreet Corporation and the New Dun & Bradstreet
              Corporation (incorporated by reference to Exhibit 99.4 to
              the Form 8-K of The Dun & Bradstreet Corporation, filed on
              June 30, 1998)
    10.4      Form of Intellectual Property Agreement between the Dun &
              Bradstreet Corporation and the New Dun & Bradstreet
              Corporation (incorporated by reference to Exhibit 99.5 to
              the Form 8-K of The Dun & Bradstreet Corporation, filed on
              June 30, 1998)
    10.5      Form of Shared Transaction Services Agreement between the
              Dun & Bradstreet Corporation and the New Dun & Bradstreet
              Corporation (incorporated by reference to Exhibit 99.6 to
              the Form 8-K of The Dun & Bradstreet Corporation, filed on
              June 30, 1998)
    10.6      Form of Data Services Agreement between the Dun & Bradstreet
              Corporation and the New Dun & Bradstreet Corporation
              (incorporated by reference to Exhibit 99.7 to the Form 8-K of The Dun & Bradstreet Corporation, filed on June 30, 1998)
    10.7      Form of Transition Services Agreement between the Dun &
              Bradstreet Corporation and the New Dun & Bradstreet
              Corporation (incorporated by reference to Exhibit 99.8 to
              the Form 8-K of The Dun & Bradstreet Corporation, filed on
              June 30, 1998)
    10.8      Form of Amended and Restated Transition Services Agreement
              between the Dun & Bradstreet Corporation, the New Dun &
              Bradstreet Corporation, Cognizant Corporation, IMS Health
              Incorporated, ACNielsen Corporation and GartnerGroup, Inc.
              (incorporated by reference to Exhibit 99.9 to the Form 8-K of The Dun & Bradstreet Corporation, filed on June 30, 1998)
    10.9      Credit Agreement among the Company, the Chase Manhattan
              Bank, Chase Securities Inc. and Goldman Sachs Credit
              Partners L.P.
    12.1      Statement regarding Computation of Earnings Ratio to Fixed
              Charges
    21.1      List of Subsidiaries
    23.1      Consent of PricewaterhouseCoopers with respect to R.H.
              Donnelley Corporation and DonTech
    24.1      Power of Attorney (included on the signature page of this
              Registration Statement)
   *25.1      Statement of Eligibility of Trustee
    27.1      Financial Data Schedule of Donnelley Corp./12-Mos Ended
              12/31/1995
    27.2      Financial Data Schedule of Donnelly Corp./For 1996
    27.3      Financial Data Schedule of Donnelly Corp./For 1997
    27.4      Financial Data Schedule of Donnelly Corp./For 3-Mos Ended
              3/31/1998
   *99.1      Form of Letter of Transmittal to 9 1/8% Senior Subordinated
              Notes due 2008 of the Company
   *99.3      Form of Notice of Guaranteed Delivery
   *99.4      Form of Letter to Record Holders
   *99.5      Form of Letter to Beneficial Holders
   *99.6      Form of Instruction from Owner of 9 1/8% Senior Subordinated
              Notes due 2008 of the Company

---------------
* to be filed by amendment

ITEM 22.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matters has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Purchase, New York, on this 17th day of July, 1998.

                                          R.H. DONNELLEY INC.

                                          By: /s/ FRANK R. NOONAN

                                            ------------------------------------

     The registrant and each person whose signature appears below constitutes and appoints each of Frank R. Noonan, Philip C. Danford and Stephen B. Wiznitzer his true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                     SIGNATURE                                      TITLE                     DATE
                     ---------                                      -----                     ----

                /s/ FRANK R. NOONAN                  Director, President and Chief        July 17, 1998
---------------------------------------------------    Executive Officer
                  Frank R. Noonan

               /s/ PHILIP C. DANFORD                 Director, Senior Vice President and  July 17, 1998
---------------------------------------------------    Chief Financial Officer
                 Philip C. Danford

             /s/ STEPHEN B. WIZNITZER                Director                             July 17, 1998
---------------------------------------------------
               Stephen B. Wiznitzer

                 /s/ ANNA PATRUNO                    Vice President and Controller        July 17, 1998
---------------------------------------------------
                   Anna Patruno

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Purchase, New York, on this 17th day of July, 1998.

                                          R.H. DONNELLEY CORPORATION

                                          By:     /s/ FRANK R. NOONAN
                                            ------------------------------------

     The registrant and each person whose signature appears below constitutes and appoints each of Frank R. Noonan, Philip C. Danford and Stephen B. Wiznitzer his true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                     SIGNATURE                                      TITLE                     DATE
                     ---------                                      -----                     ----

                /s/ FRANK R. NOONAN                  Chairman of the Board of Directors,  July 17, 1998
---------------------------------------------------    President and Chief Executive
                  Frank R. Noonan                      Officer

               /s/ PHILIP C. DANFORD                 Senior Vice President and Chief      July 17, 1998
---------------------------------------------------    Financial Officer
                 Philip C. Danford

                /s/ DIANE P. BAKER                   Director                             July 17, 1998
---------------------------------------------------
                  Diane P. Baker

               /s/ WILLIAM G. JACOBI                 Director                             July 17, 1998
---------------------------------------------------
                 William G. Jacobi

             /s/ ROBERT J. KAMERSCHEN                Director                             July 17, 1998
---------------------------------------------------
               Robert J. Kamerschen

                /s/ CAROL J. PARRY                   Director                             July 17, 1998
---------------------------------------------------
                  Carol J. Parry

             /s/ BARRY LAWSON WILLIAMS               Director                             July 17, 1998
---------------------------------------------------
               Barry Lawson Williams

                 /s/ ANNA PATRUNO                    Vice President and Controller        July 17, 1998
---------------------------------------------------
                   Anna Patruno

                                 EXHIBIT INDEX

                                                                            SEQUENTIALLY
                                                                              NUMBERED
EXHIBIT NO.                             DOCUMENT                               PAGES
-----------                             --------                            ------------
    *3.1      Certificate of Incorporation of the Company.................
     3.2      By-laws of the Company......................................
    *3.3      Certificate of Incorporation of Donnelley Corp..............
     3.4      By-laws of Donnelley Corp...................................
     4.1      Indenture dated as of June 5, 1998 between Donnelley, as
              Issuer, Donnelley Corp., as Guarantor and the Bank of New
              York, as Trustee, with respect to the 9 1/8% Senior
              Subordinated Notes due 2008.................................
     4.2      Form of the 9 1/8% Senior Subordinated Notes due 2008
              (included in Exhibit 4.1)...................................
     4.3      Donnelley Corp. Guarantee (included in Exhibit 4.1).........
     4.4      Exchange and Registration Rights Agreement dated as of June
              5, 1998, among the Company, the Parent Company, and Goldman,
              Sachs & Co. and Chase Securities Inc., as Initial
              Purchasers..................................................
    *5.1      Legal Opinion...............................................
    10.1      Form of Distribution Agreement between the Dun & Bradstreet
              Corporation and the New Dun & Bradstreet Corporation
              (incorporated by reference to Exhibit 99.2 to the Form 8-K of The Dun & Bradstreet Corporation, filed on June 30,
              1998).......................................................
    10.2      Form of Tax Allocation Agreement between the Dun &
              Bradstreet Corporation and the New Dun & Bradstreet
              Corporation (incorporated by reference to Exhibit 99.3 to
              the Form 8-K of The Dun & Bradstreet Corporation, filed on
              June 30, 1998)..............................................
    10.3      Form of Employee Benefits Agreement between the Dun &
              Bradstreet Corporation and the New Dun & Bradstreet
              Corporation (incorporated by reference to Exhibit 99.4 to
              the Form 8-K of The Dun & Bradstreet Corporation, filed on
              June 30, 1998)..............................................
    10.4      Form of Intellectual Property Agreement between the Dun &
              Bradstreet Corporation and the New Dun & Bradstreet
              Corporation (incorporated by reference to Exhibit 99.5 to
              the Form 8-K of The Dun & Bradstreet Corporation, filed on
              June 30, 1998)..............................................
    10.5      Form of Shared Transaction Services Agreement between the
              Dun & Bradstreet Corporation and the New Dun & Bradstreet
              Corporation (incorporated by reference to Exhibit 99.6 to
              the Form 8-K of The Dun & Bradstreet Corporation, filed on
              June 30, 1998)..............................................
    10.6      Form of Data Services Agreement between the Dun & Bradstreet
              Corporation and the New Dun & Bradstreet Corporation
              (incorporated by reference to Exhibit 99.7 to the Form 8-K of The Dun & Bradstreet Corporation, filed on June 30,
              1998).......................................................
    10.7      Form of Transition Services Agreement between the Dun &
              Bradstreet Corporation and the New Dun & Bradstreet
              Corporation (incorporated by reference to Exhibit 99.8 to
              the Form 8-K of The Dun & Bradstreet Corporation, filed on
              June 30, 1998)..............................................

                                                                            SEQUENTIALLY
                                                                              NUMBERED
EXHIBIT NO.                             DOCUMENT                               PAGES
-----------                             --------                            ------------
    10.8      Form of Amended and Restated Transition Services Agreement
              between the Dun & Bradstreet Corporation, the New Dun &
              Bradstreet Corporation, Cognizant Corporation, IMS Health
              Incorporated, ACNielsen Corporation and GartnerGroup, Inc.
              (incorporated by reference to Exhibit 99.9 to the Form 8-K of The Dun & Bradstreet Corporation, filed on June 30,
              1998).......................................................
    10.9      Credit Agreement among the Company, the Chase Manhattan
              Bank, Chase Securities Inc. and Goldman Sachs Credit
              Partners L.P................................................
    12.1      Statement regarding Computation of Earnings Ratio to Fixed
              Charges.....................................................
    21.1      List of Subsidiaries........................................
    23.1      Consent of PricewaterhouseCoopers with respect to R.H.
              Donnelley Corporation and DonTech...........................
    24.1      Power of Attorney (included on the signature page of this
              Registration Statement).....................................
   *25.1      Statement of Eligibility of Trustee.........................
    27.1      Financial Data Schedule of Donnelley Corp./12-Mos Ended
              12/31/1995..................................................
    27.2      Financial Data Schedule of Donnelly Corp./For 1996..........
    27.3      Financial Data Schedule of Donnelly Corp./For 1997..........
    27.4      Financial Data Schedule of Donnelly Corp./For 3-Mos Ended
              3/31/1998...................................................
   *99.1      Form of Letter of Transmittal to 9 1/8% Senior Subordinated
              Notes due 2008 of the Company...............................
   *99.3      Form of Notice of Guaranteed Delivery.......................
   *99.4      Form of Letter to Record Holders............................
   *99.5      Form of Letter to Beneficial Holders........................
   *99.6      Form of Instruction from Owner of 9 1/8% Senior Subordinated
              Notes due 2008 of the Company...............................

---------------
* to be filed by amendment